1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-         .)

EXHIBITS

Exhibit Number		Page

1.1	Annual Report for the Year Ended December 31, 2005	4

1.2	Proxy Form

1.3	Notice of Annual General Meeting of TOM Online, Inc.

1.4	Circular

FORWARD-LOOKING STATEMENTS

The Annual Report for the Year Ended December 31, 2005, Proxy Form, Notice of Annual General Meeting and Circular of TOM Online Inc. (the “Company”), constituting Exhibits 1.1, 1.2, 1.3 and 1.4 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No. 000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 3, 2006	By:	/s/ Peter Schloss
Name: Peter Schloss
Title: Chief Legal Officer

Exhibit 1.1

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This document, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this document is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this document misleading; and (iii) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This document contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 - Key Information - Risk Factors” section of the Company’s annual report for the year ended December 31, 2005 on Form 20-F to be filed with the United States Securities and Exchange Commission.

CONTENTS

4	Financial Highlights

5	Corporate Profile

6	Corporate Information

8	Chairman’s Statement

10	Management’s Discussion and Analysis

31	Comparison of Business Objectives with Actual Business Progress

37	Use of Proceeds

38	Directors’ Profile

41	Senior Management’s Profile

42	Corporate Governance Report

48	Report of the Directors

64	Auditors’ Report

65	Consolidated Balance Sheets

67	Consolidated Statements of Operations

69	Consolidated Statements of Shareholders’ (Deficit)/Equity

70	Consolidated Statements of Cash Flows

73	Notes to Consolidated Financial Statements

137	Supplementary Unaudited Information Provided by Management

147	Definitions

FINANCIAL HIGHLIGHTS

RESULTS

	For the year ended December 31,
	2001	2002	2003	2004	2005
	(in thousands of U.S. dollars)
Operating Results
Wireless internet services	30	9,958	55,843	112,880	161,879
Advertising	2,950	4,228	5,845	7,583	9,210
Commercial enterprise solutions	1,479	11,244	13,825	2,189	1,025
Internet access	1,974	4,545	1,560	68	—

Total revenues	6,433	29,975	77,073	122,720	172,114

Operating (loss)/income	(23,091)	(8,319)	19,765	31,076	41,029

(Loss)/income attributable to shareholders	(23,144)	(8,354)	19,572	33,908	45,006

Balance Sheet
Total assets	25,626	25,574	67,376	403,101	446,007
Total liabilities (including minority interests)	26,859	35,038	52,966	168,677	113,997
Shareholders’ (deficits)/equity	(1,233)	(9,464)	14,410	234,424	329,110

CORPORATE PROFILE

TOM Online Inc. (NASDAQ: TOMO, HK GEM: 8282) is a leading wireless Internet company that offers an array of wireless Internet services and operates one of the most trafficked web properties in Mainland China. As at the end of 2005, it was the only portal ranked in the top three of every wireless Internet service segment.

The Company has a strong focus on the younger, trendy and technology-savvy demographics in Mainland China. More than 150 million users in 2005 have signed up for its wireless Internet services including SMS, MMS, WAP, IVR, ringtones and ringback tones. Its tom.com portal, which features over 50 content channels on topics such as entertainment, music and sports, attracts on average over 225 million page views per day. In addition, through TOM-Skype, a joint venture with Skype, the Company offers next-generation peer-to-peer software that allows mainland Chinese users to communicate using IM, voice and video.

CORPORATE INFORMATION

BOARD OF DIRECTORS	AUDIT COMMITTEE

Non-executive Directors:	Kwong Che Keung, Gordon (Committee Chairman)
Ma Wei Hua
Frank John Sixt (Chairman)	Lo Ka Shui
Chow Woo Mo Fong, Susan (Alternate to Frank John Sixt)
Tong Mei Kuen, Tommei (Vice Chairman)	REMUNERATIONS COMMITTEE
NOMINATIONS COMMITTEE
Executive Directors:
Frank John Sixt (Committee Chairman)
Wang Lei Lei Jay Kenneth Chang Peter Andrew Schloss	Kwong Che Keung, Gordon Ma Wei Hua Lo Ka Shui
Feng Jue, Elaine
Fan Tai	AUTHORIZED REPRESENTATIVES
Wu Yun
Peter Andrew Schloss
Independent Non-executive Directors:	Feng Jue, Elaine

Kwong Che Keung, Gordon	SPONSORS
Ma Wei Hua
Lo Ka Shui	Citigroup Global Markets Asia Limited Morgan Stanley Dean Witter Asia Limited
COMPANY SECRETARY
AUDITORS
Yu Pessy Patricia Dawn
PricewaterhouseCoopers
COMPLIANCE OFFICER
REGISTERED OFFICE
Peter Andrew Schloss
P. O. Box 309GT
QUALIFIED ACCOUNTANT	Ugland House
South Church Street
Lew Kiong Fah, Jean Marc	George Town Grand Cayman Cayman Islands British west Indies

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Dong Cheng District, Beijing 100738

the PRC

Tel: 86 10 65283399

Fax: 86 10 85181160

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

48th Floor, The Center

99 Queen’s Road Central

Central

Hong Kong

Tel: 852 2121 7838

Fax: 852 2186 7711

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited

Rooms 1712-1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited

Bank of China (Hong Kong) Limited

WEBSITE ADDRESS

www.tom.com

STOCK CODE

NASDAQ: TOMO; GEM: 8282

CHAIRMAN’S STATEMENT

2005 was another significant year for the Company as we solidified our position as the leading wireless Internet firm in mainland China. Against the backdrop of a more stable regulatory environment compared to 2004, the Company gained market share against most of our key competitors whilst continuing to bolster our competitive advantages in wireless distribution, operational strengths and integration of wireless services with our portal, www.tom.com.

Moreover, the Company set the foundation for new business opportunities through the creation of our joint venture with Skype to focus on next-generation communication tools for mainland Internet users, our strategic alliance with UMPay to develop payment functions for Chinese mobile users and the acquisition of Indiagames, a leading mobile game developer based in India.

For the 12-months ended December 31, 2005 our total revenues were US$172.11 million (“mn”), representing an increase of 40% from the same period in 2004 which were US$122.72mn. Our key business areas were wireless Internet, online advertising and other revenues.

Wireless Internet

The majority of our revenues were derived from our wireless Internet service. In 2005, our wireless Internet service achieved revenues of US$161.88mn, representing an increase of 43.4% over the same period last year, which were US$112.88mn, as we benefited from industry growth and the integration of acquisitions in 2004. In 2005, our wireless Internet revenues made up 94% of our total revenues vs. 92% in 2004 as we continued to emphasize our wireless Internet service as our core strategic focus area.

More importantly, against the backdrop of an increasingly competitive, but more stable regulatory environment, the Company continued to innovate, perform and increased its market share in the wireless Internet industry. In addition, I believe that through the Company’s diverse wireless distribution channels and platforms, it is well positioned to leverage these assets to support Chinese mobile operators mobile value added service goals as they adopt 3G technologies.

Online Advertising

Our online advertising revenues increased 21.5% to US$9.21mn in 2005 from US$7.58mn in 2004. In 2005, online advertising revenues accounted for 5.4% of our total revenues, down from 6.2% in 2004. Year-on-year growth was driven by a number of factors including, increased traffic on our portal, higher average spend per advertiser on our portal and initiatives in the 2nd half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Gross Profit and Margins

Our gross profit increased 26.5% to US$73.30mn in 2005 from US$57.96mn in 2004. However, our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.6% in 2005 from 47.2% in 2004. This decline in margins was mainly due to the Company’s strategy of building alliances with distribution partners (including TV, radio, print and handset vendors) as well as content partners and sharing a percentage of revenues. This has had an adverse impact on margins, but as discussed above, has enabled significant market share gains in 2005.

Total Operating Expenses

Total operating expenses increased 20.0% to US$32.27mn from US$26.89mn in 2004, as the Company increased spending in overall staff headcount increases, senior management compensation expenses, professional fees associated in the preparation for Sarbanes Oxley certification and product development, amongst others. Whilst sales and marketing expenses stayed relatively stable during the year as the bulk of our marketing occurs through our wireless Internet distribution alliances and other direct cost of service activities.

Net Income

Net income attributable to shareholders was US$45.01mn in 2005 compared to net income of US$33.91mn in 2004, representing a 32.7% increase from 2004.

BUSINESS OUTLOOK

Overall, 2005 was another solid year of achievement. In 2006, I expect the Company to continue its focus and solidify its leadership in the rapidly growing Chinese wireless Internet market whilst preparing itself for coming 3G and broadband Internet opportunities.

I would like to thank the Board of Directors and especially all of the Company’s employees for their hard work, support and dedication in building TOM Online into what is today.

Frank Sixt

Chairman

Hong Kong, March 17, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with our audited historical consolidated financial statements together with the respective notes thereto, included elsewhere in this document. Our audited historical consolidated financial statements have been prepared in accordance with US GAAP.

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003 and the effects of our acquisition of Puccini from November 19, 2003. As a result, our historical consolidated financial statements and the discussion and analysis herein include up until September 26, 2003, the results of operations of the six companies that have historically been managed together with our business but are not part of our company following our reorganization. Most of the business operations of these six companies were, however, moved to our company. Our audited historical consolidated financial statements and the discussion and analysis herein also include the financial position and results of operations of (i) Treasure Base, Whole Win and Indiagames beginning as of August 11, 2004, November 19, 2004 and February 24, 2005 respectively, being the dates of their respective acquisitions by the Company and (ii) the TOM-SKYPE joint-venture, Tel-Online, as of August 22, 2005, being the date the joint-venture was incorporated.

OVERVIEW

We are one of the leading wireless Internet companies in China. We operate one of China’s most trafficked online properties, which focuses on the youth demographic. We seek to provide wireless Internet services that are relevant and essential to our users with a bias towards entertainment, lifestyle and sports products and services.

We deliver our services to our users through mobile telecommunication operators’ channels, portal and web alliances, alliances with handsets manufacturers, users’ mobile phones, traditional media, including television, radio and print.

We distinguish and differentiate ourselves through (1) our broad and diverse distribution channels, which allow us to reach a large portion of the overall Chinese population which have mobile phones, but not necessarily Internet access (2) our operational excellence, which through our teams and systems, allows us to provide high quality products and services to both our mobile operator partners and end users, resulting in higher consumer satisfaction (3) our acquisition and development of quality content and services tailored for the mobile phone and (4) our integration of our online platforms (primarily www.tom.com) and online communities with our mobile services. In addition, we have enhanced our online features through the establishment of the TOM-SKYPE joint venture which provides next-generation communication services to mainland Chinese Internet users.

In July 2000, we launched our Internet portal, www.tom.com, and focused our business upon providing Internet-based content and services to users through our websites. In 2000 and 2001, China Mobile and China Unicom, respectively, launched platforms for the delivery of wireless Internet services to users through their mobile phones, and began allowing third parties to use their billing and collection systems to charge fees for products and services that are delivered through these platforms. This created an opportunity for Internet companies, such as us, to deliver Internet portal products and services to users in China through their mobile phones and to utilize these billing and collection systems to collect fees for these services. Our revenues increased to US$172,114,000 in 2005 from US$122,720,000 in 2004. Our wireless Internet services revenues accounted for approximately 94% of our total revenues in 2005.

Prior to 2003, our offline advertising revenue accounted for the majority of our advertising revenue. In 2004 and 2005, our online advertising revenue accounted for all our advertising revenue. Our Internet portal is one of the leading Internet portals in China and to monetize this position, we focused on developing our online advertising business by increasing the number of quality and branded companies advertising on our websites. We continue to attract leading advertisers in online auctions, consumer electronics, high-tech products, consumables and fashion, wishing to target our young audience. Our advertising revenue increased to US$9,210,000 in 2005 from US$7,583,000 in 2004 and accounted for approximately 5% of our total revenue in 2005.

Our commercial enterprise solutions and others business includes providing technical services for the Internet-related computer hardware and software needs of our clients and a minor portion from other services such as e-commerce and fee-base email services. In 2005, our commercial enterprise solutions and others revenue accounted for approximately 1% of our total revenues, down from 1.8% of total revenues in 2004.

PRC regulations currently restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless Internet services and Internet content services. As a result, we conduct substantially all of our operations in the PRC through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with these five entities and their respective shareholders, pursuant to which we are entitled to receive service fees in an amount equal to substantially all of the net income of these companies and under certain contractual arrangements, our wholly-owned subsidiaries agreed to guarantee the performance of these companies in connection with the operations-related agreements they entered into with third parties. As a result of these contractual arrangements, under US GAAP, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are variable interest entities and we are the primary beneficiary of these entities, and accordingly we consolidate their results of operations in our historical consolidated financial statements.

On February 24, 2005, we completed our acquisition of a 76.29% stake in Indiagames for a total consideration of US$13,732,000. With the addition of Indiagames, the Group expanded its products and services offering to that of wireless, mobile games. Indiagames has a large market share in India and also distributes its products globally. At the end of April 2005, Cisco and Macromedia (now Adobe) invested an aggregate of US$4,000,000 in Indiagames, resulting in a dilution of our shareholding to 62.42%. We consolidate Indiagames’ results of operations in our historical consolidated financial statements from the February 24, 2005 acquisition date.

In August 2005, jointly with Skype Technology Limited, we established Tel-Online, a Cayman Islands incorporated company, to develop next generation communication services in the mainland China market. The joint-venture is focusing on developing a localized TOM-SKYPE instant messaging/chat service for the mainland China market and to grow its user base. At the end of December 31, 2005, there were 7.43 million (“mn”) registered TOM-SKYPE users, up from the 3.4mn registered users at September 5, 2005. In the year 2006, we plan to begin commercialization of premium services over the TOM-SKYPE platform. We have determined that under US GAAP, Tel-Online is a variable interest entity and we are the primary beneficiary of the investments in the joint-venture. We consolidate its results of operations in our historical consolidated financial statements.

On September 13, 2005, we secured an alliance with UMPay (whose shareholders include China Mobile and China UnionPay) to become its wireless and online payment portal partner and to work with UMPay to offer more comprehensive mobile payment products to Chinese consumers and merchants. This alliance is an important milestone for our Company as China’s leading wireless internet Company to provide not only mobile content, but mobile functions, namely payment services, to our end users.

REVENUES

Our revenues in 2005 are derived from our two primary operating segments: wireless Internet services and online advertising. We derive a minor portion of our revenues from others. Revenues from our subsidiary, Indiagames, are included in our wireless Internet services revenue segment.

Our revenues are primarily derived from our wireless Internet services, which include SMS, MMS, WAP, IVR and CRBT services. Through these services we provide music and entertainment downloads, information and community-oriented products, as well as news headlines, sports information, games, wallpaper and dating services.

Our revenues represent our total revenues from operations net of certain business and value-added taxes. Our revenues are primarily derived from Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and from our subsidiaries that are incorporated in the PRC. Less than 2.5% of our wireless Internet services revenues are derived from Indiagames, which is incorporated in the Republic of India. Our wireless Internet services revenue in China is subject to a 3.3% business tax and our advertising revenue is subject to a business tax of up to 8.5%. In addition, our computer hardware sales revenue is subject to a 17.0% value-added tax, which is partially offset by value-added taxes paid on purchases, and our other non-computer hardware related commercial enterprise solutions revenue is subject to a 5.5% business tax. Furthermore, any service fees that Beijing Super Channel, Beijing Lahiji, GreaTom, Puccini Network, Ceng Dong Yi and Heng Dong Wei Xin charge and subsequently collect pursuant to exclusive technical and consulting service agreements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, respectively, are subject to a 5.0% business tax.

Our revenues from Indiagames are net of business tax and operators’ fees. Indiagames’ sales in India are subject to a 4.0% Value-Added Tax (VAT). Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the total VAT payable for the relevant month.

The following table sets forth certain historical consolidated revenue data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Wireless Internet services (1)	55,843	72.5%	112,880	92.0%	161,879	94.0%
Advertising (2)	5,845	7.6%	7,583	6.2%	9,210	5.4%
Commercial enterprise
solutions and others (3)	13,825	17.9%	2,189	1.8%	1,025	0.6%
Internet access (4)	1,560	2.0%	68	—	—	—

Total revenues	77,073	100.0%	122,720	100.0%	172,114	100.0%

(1)	Includes revenue from our download products, information products and community-oriented products that we provide through the wireless Internet services platforms of China Mobile and China Unicom. Revenues from the wireless Internet services of Wu Ji Network, LingXun and Startone are included beginning as of November 19, 2003, August 11, 2004, and November 19, 2004, respectively. Also includes revenues from the mobile games products of Indiagames, since February 24, 2005.

(2)	In 2003 only, includes offline advertising revenue that is bundled with online advertising revenue. From 2004, comprised of online advertising only.

(3)	Primarily includes revenue from computer hardware sales, integrated enterprise solutions services, and a minor portion of other revenues from e-commerce and fee-based e-mail boxes services.

(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards in subsequent periods. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

Wireless Internet services. The majority of our wireless Internet services revenue is derived in China from products and services that we provide through China Mobile’s Monternet platform and China Unicom’s UNI-Info platform. We recognize revenue derived from our wireless Internet services in China on a gross basis, that is, before deducting the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators.

Through our subsidiary, Indiagames, we recognize revenues derived from mobile games (in formats such as JavaTM, BREWTM, I-ModeTM, Flash LiteTM and SymbianTM), which we provide through mobile telecommunication operators and through several distribution channels, on a net basis, that is, after deducting the share of revenues due to such mobile telecommunication operators and distribution channels but before deducting royalties due to licensors and content providers.

Our wireless Internet services include SMS, MMS, WAP, IVR and CRBT services. In 2005, our SMS, MMS, WAP, IVR and CRBT services accounted for approximately 39.2%, 7.4%, 19.6%, 24.7% and 6.5%, respectively, of our wireless Internet services revenue. The primary factors affecting our wireless Internet services revenue, include, but not limited to, the number of subscriptions, the number of downloads, pricing of our subscriptions and downloads, mobile telecommunication operators’ policies, changing consumers tastes, competition and distribution channels availability. Mobile games revenues from Indiagames contributed less than 2.5% of our wireless Internet services revenue in 2005.

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
SMS	51,614	92.4%	54,956	48.7%	63,428	39.2%
MMS	580	1.0%	11,784	10.4%	12,012	7.4%
WAP	1,561	2.8%	17,114	15.2%	31,686	19.6%
IVR	2,088	3.8%	26,152	23.2%	40,059	24.7%
CRBT	—	—	2,874	2.5%	10,557	6.5%
Others (1)	—	—	—	—	4,137	2.6%

Wireless Internet services revenues	55,843	100.0%	112,880	100.0%	161,879	100%

(1)	In 2005 only, primarily consists of mobile games revenues from our Indiagames subsidiary.

Our wireless Internet services operating data is generated by an internal operating system that tracks the delivery confirmations provided to us by the mobile telecommunications operators. Due to the nature of our billing arrangements, however, the revenue that we recognize is based upon the monthly revenue statements provided to us that the mobile telecommunications operators generate from their own internal operating data, which we do not independently verify. For instance, in early 2005, China Mobile implemented a new MISC system, a mobile data management platform that records, processes and analyzes information relating to the provision of wireless Internet services other than IVR services, including usage, transmission and billing information. We do not have direct access to the MISC system and rely on China Mobile’s monthly revenue statements. Generally, differences exist between the value of our revenue calculated from our own internal operating data and the monthly revenue statements provided to us by the mobile telecommunications operators. In 2005, the average difference between our estimates and our actual revenue, calculated on a quarterly basis, was approximately 5%, compared to approximately 4.8% in 2004. In 2005, China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remaining being from our subsidiary, Indiagames.

Advertising. We sell online advertisements through our direct sales force and through advertising agencies. The primary factors affecting our advertising revenues are the number of our advertising clients that contribute revenue during the relevant period, the average revenue per client, consumer preferences for the products and brands advertised, user traffic to our portal and websites and seasonality of popular sporting, entertainment and national events.

Commercial enterprise solutions and others. Our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients, with the purchase and installation of computer hardware generating a substantial portion of this revenue and also comprises a minor portion of other revenues derived from the provision of e-commerce and fee-based email services. We recognize our commercial enterprise solutions revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients. We are gradually phasing out this business.

Internet access. Our Internet access revenues were derived from the sale of prepaid cards that provided access to the Internet through various telecommunications operators located throughout China. In the fourth quarter of 2002, we stopped selling our Internet access cards. In subsequent periods, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods.

COST OF REVENUES

The following table sets forth certain historical consolidated cost of revenues data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Cost of services	32,794	42.6%	63,966	52.1%	98,816	57.4%
Cost of goods sold	11,291	14.6%	791	0.6%	—	0%

Total cost of revenues	44,085	57.2%	64,757	52.7%	98,816	57.4%

Cost of Services. Cost of services includes direct cost of services and common cost of services.

Our wireless Internet services in China incur direct costs and the primary components of such costs include the share of revenue due to, and the transmission fees paid to, the mobile telecommunications operators, the share of revenue due to our industry cooperation partners, royalties, handset alliances costs, certain content costs and product promotion and marketing expenses. The primary direct costs incurred by our subsidiary, Indiagames, are agency fees, testing fees and royalties.

Our advertising direct costs include the cost of sales commissions and staff bonuses that are based on revenues.

Our common costs include bandwidth leasing charges, portal content acquisition costs, costs for our portal content production staff, wireless Internet services staff, including games development staff, and depreciation and maintenance costs relating to equipment used to provide services. For the purpose of calculating our gross profits, common costs are allocated to our wireless Internet services business and our online advertising business in proportion to the gross profits from these businesses prior to the allocation of these common costs.

Our direct cost of services and our common cost of services accounted for 79.3% and 20.7%, respectively, of our cost of services in 2005. In the future, we expect that our direct cost of services will continue to increase due to higher content acquisition costs, higher carrier costs and higher distribution channel fees as our business continues to grow.

Cost of Goods Sold. Cost of goods sold consists primarily of the cost of computer hardware and software that we purchase and install on behalf of our commercial enterprise solutions clients. In 2005, we gradually phased out this business and accordingly, our cost of goods sold declined to 0% of our total cost of revenues in 2005 from 1.2% in 2004. We do not expect to incur significant cost of goods sold going forward as we have shifted focus to our services-based business.

GROSS PROFIT MARGIN

The following table sets forth the historical consolidated gross profits and gross profit margin of our business activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except percentages)
Gross Profits (1):
Wireless Internet services	28,549	51,901	66,157
Advertising (2)	1,494	4,847	6,333
Commercial enterprise solutions and others (3)	2,052	1,147	808
Internet access (4)	893	68	—

Total gross profits	32,988	57,963	73,298

Gross Profit Margin:
Wireless Internet services	51.1%	46.0%	40.9%
Advertising (2)	25.6%	63.9%	68.8%
Commercial enterprise solutions and others (3)	14.8%	52.4%	78.8%
Internet access (4)	57.2%	—	—
Total gross profit margin	42.8%	47.2%	42.6%

(1)	For the purpose of calculating our gross profits, certain costs that are common to our Wireless Internet services business and our advertising business are allocated to these businesses in proportion to gross profits from these businesses prior to the allocation of these common costs. In addition, gross profits are calculated without any deduction or allocation of operating expenses.

(2)	In 2003 only, advertising gross profits included both online and offline advertising gross profits. From 2004 and onwards, advertising gross profits consisted of online advertising gross profits only.

(3)	Gross profits from commercial enterprise solutions declined from 2003 onwards as a result of the gradual phasing out of the hardware side of this business and focusing on providing technical and consulting services with respect to the Internet-related computer hardware and software needs of our clients and the provision of other services including e-commerce and fee-based email boxes.

(4)	Although we stopped selling Internet access cards in the fourth quarter of 2002, we continued to recognize revenue and related costs with respect to outstanding Internet access cards. The last Internet access card expired at the end of the first quarter of 2004, and we have not recognized revenue or costs with respect to this business in subsequent periods. We did not recognize any costs with respect to this business in 2004 because such costs were accrued in 2003.

OPERATING EXPENSES

The following table sets forth certain historical consolidated operating expenses data in terms of amount and as a percentage of our total revenues for the periods indicated:

	For the year ended December 31,
	2003		2004		2005
	Amount	Percentage of revenues	Amount	Percentage of revenues	Amount	Percentage of revenues
	(in thousands of U.S. dollars, except percentages)
Selling and marketing expenses	2,772	3.6%	7,695	6.3%	7,718	4.5%
General and administrative expenses	9,133	11.8%	12,385	10.1%	22,048	12.8%
Product development expenses	689	0.9%	886	0.7%	1,528	0.9%
Amortization of intangibles	629	0.8%	5,614	4.6%	975	0.6%
Provision for impairment of intangibles	—	0%	307	0.3%	—	0%

Total operating expenses	13,223	17.1%	26,887	22.0%	32,269	18.8%

Selling and Marketing Expenses. Selling and marketing expenses primarily consist of advertising, sales and marketing expenses, including expenses associated with sponsoring promotional events, and salaries and benefits for our direct sales force, which are not related to sales targets.

General and Administrative Expenses. General and administrative expenses primarily consist of compensation and benefits for general management, finance and administrative personnel costs, professional fees, lease expenses, other office expenses, provisions for bad debts and depreciation with respect to equipment used for general corporate purposes.

Product Development Expenses. Product development expenses primarily consist of research and development staff costs.

Amortization of Intangibles. Amortization of intangibles primarily relates to the amortization of intangible assets acquired in connection with our purchase of Puccini in 2003, Treasure Base and Whole Win in 2004 and Indiagames in 2005.

Provision for Impairment of Intangibles. Provision for impairment of intangible assets consists of impairment charges relating to intangible assets that have suffered a decline in value.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations, the information that is contained in the significant accounting policies and notes to our consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

Wireless Internet services Revenue Recognition

Wireless Internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless Internet services revenues are derived from mobile games provided by our subsidiary, Indiagames.

Wireless Internet services are billed on a per message, or per download or on monthly subscription basis.

Our services are delivered to users through the wireless data platforms of the mobile telecommunications operators, and we rely upon these operators to provide us with billing and collection services. In China, we have, however, a proprietary internal system that records the number of messages that we send, the related fees and the delivery confirmations that the mobile telecommunications operators separately provide us with respect to messages we send once the messages are received by the users. Generally, within 20 to 60 days after the end of each month, a statement from each of the mobile telecommunications operators confirming the value of wireless Internet services they bill to users in that month will be delivered to us, and usually within 60 days after such delivery, we will be paid by the mobile telecommunications operators for the wireless Internet services, net of their revenue share, transmission fees and applicable business taxes, for that month based on such monthly statements.

We initially ascertain the value of the wireless Internet services provided based on delivery confirmations sent to us by the networks of the mobile telecommunications operators with respect to the amount of services we deliver to the users. Because there has historically been a discrepancy between this value and the value of the services based on the monthly statements provided by the mobile telecommunications operators due to technical issues with the transmission and billing systems, at the end of each month, we will, based on the historical data regarding such discrepancies, our observation of the stability of the various network systems during the month in question and other factors, make an estimate of the collectible wireless Internet services fees for such month. This estimate may be higher or lower than the actual revenue we have a right to receive based on the monthly statements from the mobile telecommunications operators. In 2004 and 2005, the average differences between our estimates and our actual revenue, calculated on a quarterly basis, were approximately 4.8% and 5% respectively.

By the time we report our financial results, we would generally have received well over a majority of the monthly statements from the mobile telecommunications operators and would have recognized our revenue for the wireless Internet services based on those monthly statements. In the event that a monthly statement for any mobile telecommunication operator has not been received at the time such financial results are reported, we will report wireless Internet services revenue based on the estimate of the collectible wireless Internet services relating to such mobile telecommunication operator. As a result, we may overstate or understate our wireless Internet services revenue for that reporting period. Any difference between the operator’s monthly statement that is eventually received and our estimate of the collectible wireless Internet services for such operator may result in subsequent adjustments to our wireless Internet services revenue reported in our financial statements.

We evaluated our revenue sharing arrangements with the mobile telecommunications operators and content providers to determine whether to recognize our wireless Internet services revenue gross or net of the shared revenues. Our determination was based upon an assessment of whether we act as principal or agent when providing wireless Internet services. We believe that the primary factors with respect to this assessment are whether we are the primary obligor to the user with respect to the provision of the wireless Internet services.

Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Company. Revenues from wireless Internet services in China are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as we market, support and contract for our services directly with the end customers.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not with mobile phone users.

Online Advertising Revenue Recognition

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisements for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of our online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. We engaged in very few advertising barter transactions in 2003, 2004 and 2005 and no revenues or costs were recorded. There were no material revenues being deferred as at December 31, 2005.

Impairment of Intangibles and Goodwill

We assess the carrying value of our goodwill on an annual basis and when factors are present that indicate impairment may have occurred. We amortize our intangibles with definite life and assess their carrying values when factors are present that indicate impairment may have occurred. We have no intangible assets with indefinite life. We determine the amount of any impairment charge by using a future discounted cash flow methodology, or an approach based on appraisals performed by independent professional appraisal firms.

During the year ended December 31, 2004, due to the continued weak performance of our first online game, Karma Online, we recorded impairment charges of US$307,000 to write off the remaining book value of the license rights for Karma Online. In 2004, goodwill impairment tests were carried out at the reporting unit level. The major reporting units identified were our wireless Internet services businesses, Puccini, acquired in 2003 and Treasure Base and Whole Win, acquired in 2004, which had not been fully integrated in our main China operations.

For the year ended December 31, 2005, we determined that there was no impairment of intangible assets and goodwill based on valuations performed by an independent professional appraisal firm on the Company’s wireless Internet business in China and Indiagames. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in same industry) and an income approach (Discounted Cash Flows). For our 2005 impairment tests, the whole of our wireless Internet services business in China was taken as one reporting unit, as a result of successful completion of operational and managerial integration and our focus on the wireless Internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

In the year in which we recorded our impairments, it was management’s judgment that an event and change in circumstances triggering the evaluation of goodwill and intangibles for impairment had occurred. If different judgments or estimates had been utilized, material differences could have resulted in the amount and timing of the impairment charges.

Impairment of Property and Equipment

We assess the carrying value of our property and equipment on an annual basis and when factors are present that indicate impairment may have occurred. If the total of the expected future undiscounted cash flow is less than the carrying value, impairment is present and a loss is recognized in the statement of income for the difference between the fair value and the carrying value of the assets. The future undiscounted cash flow is based on management’s estimates and assumptions with respect to future revenues, cost of revenues and operating expenses. We cannot provide you with any assurances that actual results will be equal to our estimates. If management makes different judgments or adopts different assumptions, material differences could result in the amount and timing of any impairment charge that is recorded. During the year ended December 31, 2005, we determined that there was no impairment of property or equipment.

Deferred Tax Valuation Allowance

We record a valuation allowance to reduce our deferred tax assets if, based on an estimate of our future taxable income, it is more likely than not that some portion of, or all of our deferred tax assets will not be realized. If unanticipated future events allow us to realize more of our deferred tax assets than the previously recorded net amount, an adjustment to the deferred tax asset would increase our net income when those events occur. Our largest deferred tax asset item relates to our loss carry forwards.

Allowances for Doubtful Accounts

We establish provisions for bad debts on a quarterly basis. We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns, client credit worthiness and industry trend analysis. Generally, when an accounts receivable is 180, 270 and 360 days overdue, we establish a provision for bad debts equal to 25%, 50% and 100% of the amount of the accounts receivable, respectively. We also make specific provisions for bad debts if there is strong evidence showing that the receivable is likely to be irrecoverable. If the financial conditions of our clients were to deteriorate, resulting in their potential inability to make payments, we may require additional allowance for doubtful accounts. Provision for bad debts as at December 31, 2005 amounted to US$3,933,000.

Available-for-sale securities

Investments in available-for-sale securities are stated at fair value, with unrealized gains or losses, net of tax, recorded in other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other than temporary, if any, on available-for-sale securities are reported in gain/(loss) on disposal of available-for-sale securities and impairment of available- for-sale securities respectively under other income/(expenses) in the consolidated statements of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value of an available-for-sale security is other than temporary, we evaluate current factors including the economic environment, market conditions, operational performance, near-term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility.

Stock-based Compensation Expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure,” we have chosen to disclose the provisions related to employee share options and share purchases and follow the provisions of Accounting Principles Board Opinion No. 25, or APB 25, in accounting for stock options and shares issued to employees. Under APB25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common stock on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period.

In December 2004, SFAS 123 “Share-Based Payment,” or SFAS 123R, was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers.

Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

Consolidation of Variable Interest Entities

PRC laws and regulations restrict foreign ownership of companies that provide value-added telecommunications services and Internet content services in China. As a result, we conduct substantially all of our operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, which are owned by PRC citizens. In addition, we have entered into a series of contractual arrangements with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone and their respective shareholders, pursuant to which we guarantee any obligations undertaken by these companies under their contractual arrangements with third parties and are entitled to receive service fees in an amount equal to substantially all of the net income of these companies. Accordingly, we bear the risks of, and enjoy the rewards associated with, the investments in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone.

In December 2003, FASB issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. We have evaluated our relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone and have concluded that these entities are our variable interest entities as we are the primary beneficiary. Consequently, we have included the results of operations of these variable interest entities in our consolidated financial statements.

We have also determined that under US GAAP, Tel-Online, the TOM-SKYPE joint venture, is a variable interest entity and we are the primary beneficiary of this investment. Thus, we consolidate its results of operations in our historical consolidated financial statements.

Purchase Price Allocations

We account for our acquisitions using the purchase method. This method requires not only ascertaining the total cost of the acquisition but also allocating that cost to the individual assets and liabilities that we acquired based upon their fair values. We make judgments and estimates in determining the fair value of the acquired assets and liabilities. We base our determination upon independent appraiser valuation reports; our experience with similar assets and liabilities based upon our industry expertise, and forecasted future cash flows. The excess of the cost of the acquisition over the sum of the amounts allocated to identifiable assets and liabilities is recorded as goodwill. If we were to use different assumptions in determining fair value, the amounts assigned to the individual acquired assets and liabilities could be materially different.

OUR REORGANIZATION

Our audited historical consolidated financial statements and the discussion and analysis herein reflect the effects of our reorganization from September 26, 2003. As a result, our audited historical consolidated financial statements include the financial results of the nine core Internet business entities for all periods presented and also include financial results of the six non-core Internet business entities up until September 26, 2003. The nine core Internet business entities and the six non-core Internet business entities together formed our parent company’s online media business in the PRC, which includes our wireless Internet services business, online advertising business and commercial enterprise solutions and others business. As part of our reorganization, our parent company transferred its interest in the nine core Internet business entities to us. The six non-core Internet business entities were not transferred to us primarily due to the fact that most of their business operations were moved to the nine core Internet business entities that form our company, and they are expected to be wound down or used by our parent company for other purposes. The six entities that were not transferred to us are Shenzhen Freenet Advertising, Sharkwave Information Technology (Beijing) Company Limited, or Sharkwave Technology, China Travel Network Company Limited, or China Travel Network, Beijing Oriental China Travel Agency Limited, Beijing Tom, and Beijing Planet Network Travel Information Technology Limited, or Beijing Planet Network.

OUR ACQUISITIONS AND INVESTMENTS

On November 19, 2003, we acquired from Cranwood, a 24.5% shareholder of our parent company, 100% equity interest in Puccini, which provides wireless IVR services through Wu Ji Network. On December 31, 2004, the Company allotted 96,200,000 ordinary shares with a total value of US$18,500,000 to Cranwood. In April 2005, the Company paid off the earn-out consideration for the acquisition of Puccini Group, totaling US$113,594,000. The cash portion of the earn-out amounted to US$66,047,000 while the new shares in the Company, issued and allotted to Cranwood, totaled 304,155,503 ordinary shares with a total value of US$47,547,000.

On August 11, 2004, we acquired 100% equity interest in Treasure Base. Treasure Base provides SMS, MMS and WAP services in cooperation with major television broadcasters in China through LingXun. As at December 31, 2005, the Company had paid out US$33,034,000, equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit, as settlement of the initial consideration. The earn-out consideration based on Treasure Base’s 2005 audited combined after-tax profit amounts to US$16,615,000 and the Company expects to settle in cash during the first half of 2006. The consideration payable and additional goodwill of Treasure Base have been reflected in the consolidated financial statements for the year 2005.

In August 2004, we invested US$1,494,000 in Sichuan Great Wall for a 13.95% equity interest. This investment is accounted for using the cost method. We received no dividends from Sichuan Great Wall in 2004 or 2005, and we concluded that no impairment occurred in the book value of this investment. We did not take up the option to increase our stake to 20.55% within 12 months of the initial investment.

On November 19, 2004, we acquired 100% equity interest in Whole Win, which provides WAP services through Startone. The Company made cash settlements for the initial consideration of US$2,169,000 in 2004 and in 2005 paid the earn-out consideration of US$5,062,000 to the vendors.

On February 24, 2005, we, through our wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration. On April 29, 2005, Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription to newly issued shares. Subsequently, the Company’s ownership interest in Indiagames was diluted to 62.42%.

In August 2005, jointly with Skype, we established Tel-Online, a Cayman Islands incorporated limited company, to develop next generation communication services in the mainland China market. The joint venture is focusing on developing a localized TOM-SKYPE instant messaging/chat service for the mainland China market and to grow its user base. In the year 2006, we hope to begin commercialization of premium services over the TOM-SKYPE platform. We have determined that under US GAAP we are the primary beneficiary of the investments in the joint venture Tel-Online and we have commenced to consolidate its results of operations in our historical consolidated financial statements since August 22, 2005.

Our audited historical consolidated financial statements include the financial results of Wu Ji Network, LingXun, Startone, Indiagames and Tel-Online beginning as of November 19, 2003, August 11, 2004, November 19, 2004, February 24, 2005 and August 22, 2005, respectively.

Subsequent to 2005, on January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In connection with this sale and purchase agreement, we were granted an exclusive call option to purchase the remaining 25% of Huanjian Shumeng, for US$2,400,000, anytime after 2 years from the execution date of the sale and purchase agreement. Huanjian Shumeng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. The Company believes that the investment in Huanjian Shumeng will help to increase traffic to its Internet portal, increase in online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, RMB21,000,000 (or approximately US$2,612,000 at the then current exchange rate) has been paid by the Company.

RESULTS OF OPERATIONS

The following discussion of our results of operations for the years ended December 31, 2003, 2004 and 2005 is based upon our audited historical consolidated financial statements included elsewhere in this document.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Our total revenues were US$172,114,000 in 2005, representing an increase of 40% from 2004 which were US$122,720,000. This increase was primarily due to increases in our wireless Internet services revenues.

Wireless Internet

The majority of our revenues were derived from our wireless Internet business. In 2005, our wireless Internet business achieved revenues of US$161,879,000, representing an increase of 43.4% over 2004, which were US$112,880,000. In 2005, our wireless Internet revenues accounted for 94% of our total revenues as compared to 92% in 2004 as we continued to emphasize our wireless Internet business as our core strategic focus area.

In 2005, our wireless Internet business comprised 4 key categories: 2G services (SMS), 2.5G services (WAP and MMS), Voice services (IVR and CRBT) and other wireless Internet revenues, which consisted primarily of revenues from our subsidiary, Indiagames.

2G services - SMS

In 2005 our SMS services generated US$63,428,000 in revenues, compared to US$54,956,000 in 2004, representing an increase of 15.4%. In 2005, SMS services accounted for 39.2% of our total wireless Internet revenues, down from 48.7% in 2004 as our other wireless Internet businesses grew faster. Our SMS business experienced more stable growth as mobile operator billing platforms were upgraded, resulting in more consistent carrier billing statements.

2.5G services - MMS and WAP

In 2005, our MMS services generated US$12,012,000 in revenues, compared to US$11,784,000 in 2004, representing an increase of only 1.9%. In 2005, MMS services accounted for 7.4% of our total wireless Internet revenues, down from 10.4% in 2004. The flat performance of MMS in 2005 was due to a migration in our mobile operator partner’s MMS billing platform to an upgraded system, which caused a decline in revenues in the early part of 2005. In the second half of 2005, MMS revenues had begun to recover as the MMS billing platform stabilized and some provincial operators actively promoted MMS services. We continue to believe that MMS over the medium-term is a transitory product category.

In 2005, our WAP services generated US$31,686,000 in revenues, compared to US$17,114,000 in 2004, representing an increase of 85.1%. In 2005, WAP services accounted for 19.6% of our total wireless Internet revenues, up from 15.2% in 2004. This strong growth in WAP services was due to a number of factors including mobile operator initiatives to encourage higher usage of WAP, increased penetration of mobile handsets which support WAP and GPRS services, broader distribution of our content and services through channel partners and continued focus on quality content. However, due to a mobile operator policy of cancelling the WAP subscriptions of users who do not access their subscriptions for a certain period of time, WAP growth slowed down in the second half of 2005.

Voice services - IVR and CRBT

In 2005, our IVR services generated US$40,059,000 in revenues compared to US$26,152,000 in 2004, representing an increase of 53.2%. In 2005, our IVR business accounted for 24.7% of our total wireless Internet business, up from 23.2% in 2004. Our IVR business experienced strong growth in 2005 as we broadened our distribution channels for our IVR services through various means, but primarily TV, radio and print channel partners.

In 2005, our CRBT services generated US$10,557,000 in revenues, as compared to US$2,874,000 in 2004, representing an increase of 267.3%. In 2005, our CRBT business accounted for 6.5% of our total wireless Internet revenues, up from 2.5% in 2004. CRBT was a new business, introduced to the mainland China market in the second half of 2004 with growth driven by low penetration rates. We earn revenue on a per song basis which is periodically purchased by users whilst the mobile operators receive all CRBT service subscription fees. Our CRBT revenues declined in the second half of 2005 from the first half of 2005 as we partnered more closely with mobile operators to offer free CRBT songs to mobile phone users in an effort to promote and increase the popularity of CRBT services.

Other wireless Internet services

In 2005, revenues from our other wireless Internet businesses were US$4,137,000. These revenues were predominantly derived from our subsidiary Indiagames, which we acquired in early 2005. We began to consolidate Indiagames’ results of operation since February 24, 2005. We did not report other wireless Internet revenues in 2004.

Online Advertising

Our online advertising revenues increased 21.5% to US$9,210,000 in 2005 from US$7,583,000 in 2004. In 2005, online advertising revenues accounted for 5.4% of our total revenues, down from 6.2% in 2004. This growth was driven by a number of factors including, increased traffic on our portal, higher average spending per advertiser on our portal and our initiatives in the second half of 2005 to focus our sales efforts on fewer, but more strategic portal channels such as our music, entertainment, auto and sports channels, amongst others.

Commercial Enterprise Solutions and others

Commercial enterprise solutions and others revenue decreased 53.2% to US$1,025,000 in 2005 from US$2,189,000 in 2004. In 2005, commercial enterprise solutions and others revenues accounted for just 0.6% of our total revenues, down from 1.8% in 2004. We continued to de-emphasize and phase out our commercial enterprise solutions business and focus on our wireless Internet and online advertising businesses.

Cost of Services. Our cost of services increased 54.5% to US$98,816,000 in 2005 from US$63,966,000 in 2004. Cost of services increased as a percentage of total revenues as we increased payments to mobile operators, third party distribution and content partners to differentiate and effectively market our services to end consumers.

Cost of Goods Sold. Our cost of goods sold was nil in 2005 from US$791,000 in 2004, as we continued to de-emphasize and phase out the commercial enterprise solution business and focus on our wireless Internet and online advertising businesses.

Total Cost of Revenues. As a result of the increase in our costs of services, our total cost of revenues increased 52.6% to US$98,816,000 in 2005 from US$64,757,000 in 2004.

Gross Profit. As a result of the foregoing, our gross profit increased 26.5% to US$73,298,000 in 2005 from US$57,963,000 in 2004. Our gross profit as a percentage of revenues, or gross profit margin, decreased to 42.6% in 2005 from 47.2% in 2004 due to an increase in our cost of services.

Selling and Marketing Expenses. Our selling and marketing expenses were US$7,718,000 in 2005, up only 0.3% from 2004 levels or US$7,695,000. A substantial portion of our promotional expenses are incurred directly in relation to our wireless Internet revenues and thus have been reported as cost of services, while the remaining general sales and marketing expenses were kept under tight control in 2005 compared to 2004 levels.

General and Administrative Expenses. Our general and administrative expenses increased 78.0% to US$22,048,000 in 2005 from US$12,385,000 in 2004. This increase of approximately US$9,663,000 in general and administration expenses was due to the following primary factors; (a) the consolidation of the results of operation of Indiagames, which had general and administration expenses of US$904,000; (b) payment of 2004 management performance bonus of approximately US$1,282,000 in the third quarter of 2005; (c) accrual of 2005 management bonus in the second half of 2005 of approximately US$1,697,000; (d) increased professional fees to prepare for Sarbanes Oxley compliance; and (e) a general increase in staff headcount and salary.

Product development. Our product and development expenses increased 72.5% to US$1,528,000 in 2005 from US$886,000 in 2004 as we increased the headcount of our product development teams.

Amortization of Intangibles. Our amortization of intangibles decreased to US$975,000 in 2005 from US$5,614,000 in 2004. This decrease was primarily due to the fact that a substantial portion of intangible assets acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone were already fully amortized in 2004, in the amounts of US$4,411,000, US$710,000 and US$103,000, respectively. Intangibles amortized in 2005 consisted primarily of US$440,000 in connection with the acquisition of Indiagames.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 20.0% to US$32,269,000 from US$26,887,000 in 2004.

Income from Operations. As a result of the foregoing, our income from operations was US$41,029,000 in 2005 compared to income of US$31,076,000 in 2004.

Net Interest Income. We recorded a net interest income of US$2,661,000 in 2005 compared to US$3,095,000 in 2004. This was derived primarily from our investment in marketable securities and from short-term fixed bank deposits, after deducting interest expenses to loans from bank and from our parent company. We sold part of our portfolio of marketable securities in the year 2005, primarily in order to finance cash obligations associated with the completion of our acquisition of Puccini.

Minority Interests. The portion of income attributable to minority interests was US$221,000 in 2005, compared with a portion of income attributable to minority interests of US$304,000 in 2004 as we deemphasized commercial enterprise solutions.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$45,006,000 in 2005, compared to net income of US$33,908,000 in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Our revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003. This increase was primarily due to increases in our wireless Internet services revenues. In 2004, revenues from Puccini, Treasure Base and Whole Win contributed US$26,534,000, US$4,318,000 and US$215,000, respectively, to our total revenues. In 2003, Puccini contributed US$2,307,000 to our total revenues.

Wireless Internet services. Our wireless Internet services revenue increased 102.1% to US$112,880,000 in 2004 from US$55,843,000 in 2003. This increase was primarily due to an increase of MMS and WAP revenues, which increased approximately twelve-fold to US$28,898,000 in 2004 from US$2,141,000 in 2003, as well as approximately a twelve-fold increase of IVR revenues to US$26,152,000 in 2004 from US$2,088,000 in 2003. The increase in our MMS, WAP and IVR revenues were due to the increased use of 2.5G handsets capable of using such services in China, as well as the expansion of our product portfolio. In addition, the increase in our IVR revenue was due to the full year effect of the service, which we began providing after our acquisition of Puccini in November 2003. Our SMS revenue increased to US$54,956,000 in 2004 from US$51,614,000 in 2003. Our SMS revenue increased 6.5% in 2004, compared to an increase of 418.3% in 2003, reflecting a significant decline in the growth of the SMS market due to the maturation of the market. The increase in our SMS, MMS and WAP revenues were in part due to our acquisitions of Treasure Base and Whole Win, the results of which were consolidated to our financial statements since August 11, 2004 and November 19, 2004, respectively.

Advertising. Our advertising revenue increased 29.7% to US$7,583,000 in 2004 from US$5,845,000 in 2003. This was mainly due to a 48.5% increase in the average revenue per client to US$49,000 from US$33,000 in 2003 as we acquired a number of large clients in 2004 from the consumer goods and electronics, information technology and automobile industries. Our online advertising revenue, which represented substantially all of our advertising revenue in 2004, increased 277.5% from US$2,009,000 in 2003.

Commercial Enterprise Solutions. Our commercial enterprise solutions revenue decreased 84.2% to US$2,189,000 in 2004 from US$13,825,000 in 2003. This decrease was primarily due to our gradual phasing out of this business.

Internet Access. Our Internet access revenue decreased 95.7% to US$68,000 in 2004 from US$1,560,000 in 2003. This decrease was due to the fact that we stopped selling our Internet access cards in the fourth quarter of 2002. We did, however, continue to recognize revenue with respect to our Internet access business in 2004 because Internet access cards that were sold in prior periods were used during this period. We did not incur any costs with respect to our Internet access card business in 2004 because such costs were accrued in 2003. The last Internet access card expired at the end of the first quarter of 2004, and we did not recognize any revenue or incur any costs with respect to our Internet access business in subsequent periods.

Total Revenues. As a result of the foregoing, our total revenues increased to US$122,720,000 in 2004 from US$77,073,000 in 2003.

Cost of Services. Our cost of services increased 95.1% to US$63,966,000 in 2004 from US$32,794,000 in 2003. This increase was primarily due to the increasing cost of acquiring content, products and services for our wireless Internet services business from third-party providers.

Cost of Goods Sold. Our cost of goods sold decreased 93.0% to US$791,000 in 2004 from US$11,291,000 in 2003. This decrease was primarily due to our gradual phasing out of the commercial enterprise solutions business.

Total Cost of Revenues. As a result of the increase in our costs of goods sold and our costs of services, our total cost of revenues increased 46.9% to US$64,757,000 in 2004 from US$44,085,000 in 2003.

Gross Profit. As a result of the foregoing, our gross profit increased to US$57,963,000 in 2004 from US$32,988,000 in 2003. Our gross profit as a percentage of revenues, or gross profit margin, increased to 47.2% in 2004 from 42.8% in 2003.

Selling and Marketing Expenses. Our selling and marketing expenses increased 177.6% in 2004 to US$7,695,000, up from US$2,772,000 in 2003. This increase was due to the commencement of a new advertising campaign and marketing expenses associated with special marketing activities associated with the Olympic Games in Athens and the UEFA EURO 2004 football tournament, efforts to brand our portal business in order to attract more online advertising, and several road shows and new product launches.

General and Administrative Expenses. Our general and administrative expenses increased 35.6% to US$12,385,000 in 2004 from US$9,133,000 in 2003. This increase was primarily the result of our recruitment drive. Compensation and benefits for employees totalled US$4,384,000 in 2004, an increase of 23.1% from US$3,560,000 in 2003. Average compensation and benefits for our employees also increased as we continued to reward employees based on their performance. General and administrative expenses decreased to 10.1% of our total revenues in 2004 from 11.8% in 2003 primarily due to our acquisitions of Treasure Base and Whole Win, which had lower operating costs than our pre-existing operations in 2004.

Amortization of Intangibles. Our amortization of intangibles increased to US$5,614,000 in 2004 from US$629,000 in 2003. This increase was primarily due to the amortization in 2004 of US$4,411,000, US$710,000 and US$103,000 in intangibles acquired in connection with the acquisition of Wu Ji Network, LingXun and Startone, respectively.

Total Operating Expenses. As a result of the foregoing, our total operating expenses increased 103.3% to US$26,887,000 in 2004 from US$13,223,000 in 2003.

Income from Operations. As a result of the foregoing, our income from operations was US$31,076,000 in 2004 compared to income of US$19,765,000 in 2003.

Net Interest Income. We recorded an interest income of US$3,095,000 in 2004, which was derived primarily from our investment in marketable securities in April 2004. The aggregate fair value of our marketable securities was US$116,471,000 as of December 31, 2004. The interest rate ranges from 2.25% per annum to 8% per annum.

Income Tax Credit. We recorded an income tax credit of US$41,000 in 2004 compared to an income tax credit of US$254,000 in 2003. Income tax credit decreased in 2004 primarily due to a reduction in the amount of deferred tax asset recognized by Beijing Lei Ting in 2004.

Minority Interests. The portion of income attributable to minority interests was US$304,000 in 2004 compared with a portion of income attributable to minority interests of US$127,000 in 2003. This was due to an increase in the net income of GreaTom. We recognize the entire net income of GreaTom in our consolidated financial statements and then deduct the portion of that net income attributable to Great Wall Technology Company, Ltd., which owned 10% of GreaTom as of December 31, 2003 and 2004.

Net Income. As a result of the foregoing, our net income attributable to shareholders was US$33,908,000 in 2004 compared to net income of US$19,572,000 in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Working Capital

The following table sets forth our cash flows with respect to operating activities, investing activities and financing activities for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net cash provided by operating activities	19,669	33,759	51,008
Net cash used in investing activities	(2,758)	(146,099)	(95,266)
Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559

Prior to our initial public offering in March 2004, we primarily financed our operations through capital contributions and advances from our parent company. After the completion of our initial public offering, our parent company did not provide us with any additional capital contributions or advances. As of December 31, 2005, our amounts due to related parties were US$19,430,000. After our initial public offering, we have primarily financed our operations from the net proceeds of our initial public offering as well as net cash provided by operating activities. As of December 31, 2005, we had cash and cash equivalents of US$99,869,000.

Net cash provided by operating activities was US$51,008,000 in 2005 compared to net cash provided by operating activities of US$33,759,000 in 2004. This increase was primarily due to the increase in our net income from US$33,908,000 in 2004 to US$45,006,000 in 2005. Prior to 2003, we experienced significant negative cash flows from our operating activities.

Our net accounts receivable have experienced a steady increase from US$14,689,000 as of December 31, 2003, US$26,369,000 as of December 31, 2004 and US$33,950,000 as of December 31, 2005. This increase is primarily due to the increase in our revenues from US$77,073,000 in 2003 to US$122,720,000 in 2004 and US$172,114,000 in 2005. The average collection time for our accounts receivable has increased from 54 days in 2003 to 62 days in 2004, and 64 days in 2005.

Currently, the majority of our net accounts receivable consists of fees due to us from mobile telecommunications operators pursuant to our revenue sharing arrangements for wireless Internet services. We have entered into separate revenue sharing arrangements with the various subsidiaries of the mobile telecommunications operators in China and elsewhere. In 2005, the majority of our wireless Internet services revenue was contributed by two major mobile telecommunications operators, China Mobile and China Unicom, upon whom we rely for billing and collection services in China. China Mobile and China Unicom contributed 83% and 15% to our wireless Internet services revenues, with the remainder coming from our subsidiary, Indiagames. In the event that any of the subsidiaries of the mobile telecommunications operators should withhold, suspend or delay the payment of such fees to us, we may experience cash flow difficulties, such that our net cash from operating activities may not be sufficient to meet our cash needs.

Net cash used in investing activities was US$95,266,000 in 2005 compared to US$146,099,000 in 2004. This decrease in 2005 was mainly due to the disposal of certain available-for-sale securities amounting to US$16,392,000 in 2005, as opposed to purchases of securities amounting to US$118,883,000 in 2004. In addition, the cash paid for acquisitions was US$85,053,000 greater in 2005 than in 2004. Our primary use of cash for investing activities in 2005 were for the payments of earn-out consideration in connection with the acquisitions of Puccini, Treasure Base, Whole Win and Indiagames amounting to US$66,047,000, US$14,957,000, US$5,062,000 and US$13,732,000, respectively.

We currently have US$1,046,000 worth of capital expenditures in progress, most of which will be located in Beijing. We do not have any material capital divestitures in progress.

The following table sets forth our capital expenditures and divestitures for the periods indicated:

	For the year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Capital expenditures	4,790	9,175	9,843
Capital divestitures (cost)	479	538	2,510
Capital divestitures (book value)	91	9	94

Net cash provided by financing activities was US$63,817,000 in 2005, mainly from cash received, net of facility charges, from a bank loan of US$56,886,000. In 2004, the sole source of financing came from the net proceeds from our initial public offering, totaling US$169,024,000.

As at December 31, 2005, our balance of current assets and available-for-sale securities totaled US$183,299,000 while the balance of our current liabilities amounted to US$57,716,000. We believe that our current cash and cash equivalents, cash flows from operations and available-for-sale securities will be sufficient to meet our anticipated cash needs, including for working capital, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity or to obtain additional credit facilities.

On April 22, 2005, we disposed of certain available-for-sale securities for US$16,392,000 and made a gain on disposal of US$450,000. Also in April 2005, we secured a 4-year bank loan amounting to US$57,000,000. The loan bears interest at the three-month London Inter-Bank Offered Rate plus 0.23%. The bank loan was drawn down in two tranches of US$35,000,000 and US$22,000,000, on April 29, 2005 and July 28, 2005, respectively, and after deduction of handling charges, we received US$56,886,000. The proceeds from the securities disposal and the bank loan were primarily used to finance our business acquisitions.

As at December 31, 2005, our balance of long-term liabilities totaled US$56,281,000, comprised of a bank loan amounting to US$56,099,000 and deferred tax liabilities of US$182,000. Should we require additional financing, the sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Indebtedness

As of December 31, 2005, our amounts due to related parties was US$19,430,000 which was primarily the aggregate amount of several loans from our parent company that bear interest at the rate of 1.65% per annum over the Hong Kong Inter-Bank Offered Rate and that do not have fixed repayment terms, but is repayable on demand since January 1, 2005. Our parent company has, however, agreed not to demand repayment of these loans prior to December 31, 2006 unless (i) our ordinary shares have been listed on GEM for one year, (ii) in the most recent fiscal year we had positive cash flow from operations and net profit and (iii) each of our independent non-executive directors agree that such repayment will not adversely affect our operations or the implementation of our business objectives. As of December 31, 2005, we have a long-term bank loan amounting to US$56,099,000, and we did not have any material debt securities or material mortgages or liens. In addition, other than our obligations to pay US$16,615,000 in connection with our acquisition of Treasure Base, as of December 31, 2005, we did not have any material contingent liabilities.

The following table sets forth our indebtedness as of the dates indicated:

	As of December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Bank loan	—	—	56,099
Due to related parties - short term	—	20,331	19,430
Due to related parties - long term	19,983	—	—

Total debt	19,983	20,331	75,529

	Payments due by period Within
	Total	1 year	1-3 years	3-5 years	Thereafter
	(in thousands of U.S. dollars)
Due to related parties - short term	19,430	19,430	—	—	—
Purchase obligation(1)	16,615	16,615	—	—	—
Operating lease commitments	1,776	1,463	313	—	—
Other contractual commitments	1,046	1,046	—	—

Total contractual obligations	38,867	38,554	313	—	—

(1)	This is the earn-out consideration payable of US$16,615,000 in connection with the acquisition of Treasure Base.

(2)	Subsequent to 2005, the Company entered into a sale and purchase agreement to acquire 75% of the entire issued share capital of Huanjian Shumeng for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In March, 2006, we paid RMB21,000,000 (or approximately US$2,612,000 at the then-current exchange rate).

Except as otherwise disclosed herein and apart from intra-group liabilities, as of December 31, 2005, we did not have any outstanding loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities or other similar indebtedness, liabilities under acceptance (other than normal trade bills) or acceptance credits, debentures, mortgages, charges, finance leases or hire purchase commitments, guarantees or other material contingent liabilities.

HOLDING COMPANY STRUCTURE

We are a holding company with no operations of our own. Our operations are conducted through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone and our subsidiaries in China and through our Indiagames subsidiary in India. As a result, our ability to pay dividends and to finance any debt that we may incur is dependent upon license and service fees paid by Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, Startone, and dividends and other distributions paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends to us. In addition, PRC legal restrictions permit payment of dividends to us by our subsidiaries only out of the net income from our subsidiaries, if any, determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are also required to set aside up to 20%, of their after tax net income, if any, each year to fund certain reserve funds. These reserve funds are not distributable as cash dividends.

RESEARCH AND DEVELOPMENT

Research and development costs represented 0.9% of our total revenues in 2005, 0.2% above the level in 2004. We anticipate that research and development costs will increase in 2006 to expand our wireless product and service offerings and recruit software engineers.

OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

INCOME TAXATION

Cayman Islands - The Cayman Islands currently do not levy any taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. In addition, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council that (i) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations and (ii) no tax to be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us on or in respect of our shares, debentures or other obligations or by way of withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision). This undertaking is for a period of 20 years from September 25, 2001.

Hong Kong - Advanced Internet Services, our 100% owned subsidiary, is subject to income tax in Hong Kong. Hong Kong companies are generally subject to a 17.5% corporate income tax. Advanced Internet Services has not, however, paid any income taxes in Hong Kong because it is a holding company and does not receive any revenue.

China - In future periods, we expect that substantially all of our revenues will continue to be attributable to our subsidiaries and variable interest entities that are incorporated in the PRC, including Shenzhen Freenet, Beijing Lei Ting, Wu Ji Network, GreaTom, Beijing Super Channel, LingXun and Startone. Generally, PRC companies are subject to an enterprise income tax of 33%. However, certain of our subsidiaries and variable interest entities benefit from preferential tax treatment pursuant to PRC law due to the location of their registered offices inside special economic zones or special development zones, or due to their status as high technology enterprises. The following table sets forth the tax rates applicable to certain of our subsidiaries and variable interest entities:

	For the year ended December 31,
	2005	2006	2007	2008	2009	2010
Shenzhen Freenet (Shenzhen)	15%	15%	15%	15%	15%	15%
Shenzhen Freenet (Guangzhou)	33%	33%	33%	33%	33%	33%
Beijing Lei Ting	7.5%	7.5%	15%	15%	15%	15%
Beijing Lei Ting (Chengdu)	33%	33%	33%	33%	33%	33%
Wu Ji Network	0%	7.5%	7.5%	7.5%	15%	15%
GreaTom	7.5%	7.5%	15%	15%	15%	15%
Beijing Super Channel	7.5%	15%	15%	15%	15%	15%
Shanghai Super Channel	33%	33%	33%	33%	33%	33%
Puccini Network	0%	0%	7.5%	7.5%	7.5%	15%
LingXun	0%	7.5%	7.5%	7.5%	15%	15%
Ceng Dong Yi	0%	0%	7.5%	7.5%	7.5%	15%
Beijing Lahiji	0%	0%	7.5%	7.5%	7.5%	15%
Startone	0%	0%	7.5%	7.5%	7.5%	15%
Heng Dong Wei Xin	33%	33%	33%	33%	33%	33%

Certain of our subsidiaries and variable interest entities have recorded net losses in the past, which they may carry forward for five years from the end of the period in which the loss was recorded to offset future net income for tax purposes. We cannot, however, give any assurances that these subsidiaries and variable interest entities will record sufficient net income within the carry forward periods to realize the full tax benefit of these past net losses.

The table below sets forth the tax losses carry forward and related expiring periods with respect to certain of our subsidiaries and variable interest entities as of December 31, 2005:

	For the year ended December 31,
	Total	2006	2007	2008	2009	2010
	(in thousands of U.S. dollars)
Shenzhen Freenet (Guangzhou)	3,047	—	825	856	908	458
Beijing Lei Ting (Chengdu)	1,121	—	—	—	506	615
GreaTom	158	—	69	—	—	89
Beijing Super Channel	6,973	—	—	1,181	—	5,792
Shanghai Super Channel	2,272	345	432	377	527	591

India - The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act of 1965 and based on existing legislation, interpretations and practices in respect thereof. Income generated in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 years tax holiday incentive and under certain conditions. Revenues derived from Indiagames are subject to a 4.0% Value-Added Tax (VAT) on sales generated in India. Overseas revenues are exempt from VAT. Credit for VAT on purchases is claimed as deduction from the total VAT payable for the month.

In addition, our PRC revenues are subject to business taxes and VAT. For a summary of these taxes, see “Revenues”.

OTHERS

Foreign Exchange Exposure

On July 21, 2005, the People’s Bank of China announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. To the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) than fluctuation in the RMB exchange rates to the US$ and no material fluctuation in the exchange rate between the US$ and RMB. On December 31, 2005, the exchange rate stood at roughly RMB8.07 per US$.

Charges on Group Assets

In April 2005, the Group had pledged certain available-for-sale securities (the restricted securities) with a total face value of US$60,000,000 to secure a bank loan facility, from the Bank of China, totaling US$57,000,000 and bearing an interest rate of 0.23% per annum over the London Inter-Bank Offered Rate. On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, to fund the payment of business acquisitions. As at December 31, 2005, the market value of the restricted securities amounted to US$59,122,000.

Employee Information

As at December 31, 2005, the Group had 1,241 full-time employees, of which 202 are located in India and the rest 1,039 are located in China. During 2005, our employee costs, including Directors’ emoluments, totaled US$20,286,000.

We have implemented a number of initiatives in recent years to enhance the qualifications and fulfillment of our employees. We have refined our recruiting strategy to attract and retain quality employees by hiring experienced or creative personnel who are compatible with our company culture and understand the lifestyle trends of the younger generation. We conduct periodic reviews of our employees’ job performance, and we determine salaries and discretionary bonuses based upon those reviews. In addition, we offer internal training programs tailored to different job requirements to help enhance our employees’ talents and skills. We believe that these initiatives have contributed to the growth of our business.

We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Gearing Ratio

As at December 31, 2005, the gearing ratio of the Group based on total liabilities over total assets was approximately 25.6%.

BUSINESS OUTLOOK

The Company’s management expects revenues for the first quarter of 2006 to be between US$47,700,000 and US$48,500,000.

COMPARISON OF BUSINESS OBJECTIVES WITH ACTUAL BUSINESS PROGRESS

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Wireless Value-Added Services

Continue to focus on expanding and developing our content and multimedia products	• Launched a range of WAP ringtone and pictures download services including Global Chinese Music Billboard

• In exclusive partnership with a major global music label launched “Universal odm” music zone on China Mobile Monternet music channel which provides ringtone download services to WAP users

• Partnered with MTV to provide IVR related music programs on MTV

Develop new products and explore cooperation agreements with content and technology providers for new technologies, such as 3G-related services	• In cooperation with China Mobile, Huawei Technologies, and ZTE to develop products for 2008 Olympics Games using CNGI (China Next Generation Interent) technology

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Wireless Value-Added Services

Explore potential acquisition opportunities to enhance proprietary technology and content capabilities

•      In cooperation with Nanwang Information Industry Group launched a MMS service which allows users to monitor a designated venue. Subscribers of the service can send SMS requests to view real time pictures of the venue by MMS

•      Partnered with UMPay, the sole authorized mobile payment gateway on China Mobile’s platform, to jointly develop and market bank card, debit card and credit card-based mobile payment products and services in China

• Developed and launched a web channel on a Hong Kong operator’s network featuring 3G content from a global entertainment group

• Developed and tested a prototype 3G channel for a major wireless operator in China featuring content from TOM Online

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Online Advertising and Commercial Enterprise Solutions

Continue to develop and expand online advertising business targeting both domestic and international clients

•      Continued to develop and expand online advertising business focusing on major clients; won new contracts with a global Internet company, a leading multinational camera equipment manufacturer, a major car maker and a national Chinese bank

Consider further expansion of sales offices, if appropriate, to target a wider range of clients	• Strengthened sales presence in southern provinces by installing a sales director in Shanghai to oversee sales in cities such as Shanghai and Guangzhou

Identify potential niche market opportunities to grow advertising business through market segmentation and new business partnerships	• Signed a cooperation agreement with a leading auto vertical website operator, chinacar.com to jointly develop China’s online auto market

• Signed up a major multinational sports apparel manufacturer to sponsor our sports channel

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Internet Portal and New Business Development

Continue to explore development, production and aggregation of exclusive content	• Signed an exclusive contract with Starroad, which provides entertainment-related photos for our portal

• Held discussions with Tanglong International Media Group, a TV production house, to produce programs to promote our Wanleba original music service

• Partnered with Intel to launch about a dozen music studios at Internet cafes across China which enable users to upload their self-created music content to our Wanleba online music service

Launch additional online games and explore opportunities to cross-promote our wireless value-added services and online games businesses

•      No new online games were launched as the company shifted its focus to integrate casual games and online games such as MMORPGs onto a new online game platform associated with the company’s WVAS business

Explore potential acquisition and joint venture opportunities to expand into new business segments	• Formed a joint venture with Skype to further develop advanced communication and community features for mobile Internet platforms

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Marketing and Promotions

Continue to explore new marketing channels, promotion activities, and joint marketing partnerships to promote our products and brand name	• Put in place new outdoor billboards in Beijing to promote the tom.com brand

• Put in place new bus panel ads in 9 cities including Beijing, Shanghai and Guangzhou to promote the tom.com brand

• Nationwide Wanleba music roadshow to promote Internet singers and original music

• Partnered with Hunan Jinying cartoon satellite TV station to promote our Flash service

Participate and host industry marketing events and trade shows to promote our products	• Participated in Guangzhou International Auto Show to promote tom.com’s Auto Channel

• Participated in a series of telecommunications technology forums to introduce the characteristics of the Company’s wireless products

• Held TOM Online wireless partners forum in Beijing

Consider potential event sponsorships	• Began seeking potential sponsors for a major music activity in 2006

• Began seeking potential sponsors for a major car show in 2006

Business objectives as stated in the prospectus dated March 2, 2004	Actual business progress in respect of the second half of 2005 (July-December)

Business Operations and Human Resources

Assess and develop appropriate management and technology systems and staff commensurate with our scale and growth	• Revised a number of HR policies and procedures to commensurate company management development

• Established an HR information system (HRIS) to integrate various HR related information to improve efficiency

• Delivered 15 in-house training courses for key employees to help them improve skills to meet business development needs

• Revised appraisal system to link business goal to individual’s performance

USE OF PROCEEDS

USE OF PROCEEDS

The net proceeds from our initial public offering to us, after deduction of fees and expenses, was approximately US$168 million. We used the net proceeds as follows:

Use of Proceeds	Amount (US$’000)
Content and applications for wireless internet services	3,541
Acquisition of other businesses	37,224
Working capital	5,626
Investment in associated company	17,533
Investment in available-for-sales securities	102,844
General corporate purposes	1,232

None of the payments described in this Item were direct or indirect payments to our directors, officers, general partners or their associates, or any persons owning 10% or more of our ordinary shares, or our affiliates.

DIRECTORS’ PROFILE

Frank John Sixt

Aged 54, has been a non-executive Director and the Chairman of the Company since September 15, 2003. He is the group finance director of Hutchison Whampoa Limited. He is also a non-executive director of Hutchison Telecommunications International Limited, an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited, Partner Communications Company Ltd. and Husky Energy Inc. He is also the chairman of TOM Group, a non-executive director of Cheung Kong (Holdings) Limited, and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO. Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and the Law Society of the Provinces of Quebec and Ontario, Canada.

Chow Woo Mo Fong, Susan

Aged 52, has been an alternate Director to the Chairman of the Company since October 14, 2003. She is the deputy group managing director of Hutchison Whampoa Limited and a non-executive director of TOM Group. She is also an executive director of Cheung Kong Infrastructure Holdings Limited and Hutchison Harbour Ring Limited, a non-executive director of Hongkong Electric Holdings Limited, and a director of Hutchison Telecommunications (Australia) Limited and Partner Communications Company Ltd. Mrs. Chow is a solicitor and holds a Bachelor’s degree in Business Administration.

Tong Mei Kuen, Tommei

Aged 41, has been a non-executive Director of the Company since April 1, 2003 and the Vice Chairman of the Company since January 27, 2006. She is also an executive director and the chief executive officer of TOM Group. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

Wang Lei Lei

Aged 32, has been an executive Director and the Chief Executive Officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a non-executive director of TOM Group in December 2002, a director of Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

Jay Kenneth Chang

Aged 34, has been an executive Director of the Company since September 28, 2005 and the Chief Financial Officer of the Company since September 1, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology strategy and implementation. Mr. Chang holds a degree in electrical engineering at the University of Washington - Seattle, WA.

Peter Andrew Schloss

Aged 45, has been an executive Director of the Company since December 17, 2003 and the Chief Legal Officer of the Company since September 1, 2005. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Feng Jue, Elaine

Aged 33, has been an executive Director and Executive Vice President of the Department of Sales and Marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing of Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Fan Tai

Aged 34, has been an executive Director and Vice President of Finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Wu Yun

Aged 33, has been an executive Director and Vice President of the Department of Operations of the Company since September 15, 2003. Mr. Wu joined the Company in October 2000 as manager of the department of business development of Beijing Super Channel. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

Kwong Che Keung, Gordon

Aged 56, has been an independent non-executive Director of the Company since October 14, 2003. Mr. Kwong has also been serving as a member of the remunerations committee and the nominations committee of the Company and the chairman of the audit committee of the Company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992-1997. He has a Bachelor of Social Science degree from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

Ma Wei Hua

Aged 57, has been an independent non-executive Director of the Company since October 14, 2003 and a member of the audit committee, remunerations committee and nominations committee of the Company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

Lo Ka Shui

Aged 59, has been an independent non-executive Director and a member of the audit committee, the remunerations committee and the nominations committee of the Company since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile (Hong Kong) Limited and some other listed public companies in Hong Kong. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 26 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

SENIOR MANAGEMENT’S PROFILE

Liu Bing Hai

Aged 36, has been a Vice President of Wireless Operations of the Company since December 2003. Mr. Liu was appointed as a director of GreaTom in October 2003. Mr. Liu joined the Group in September 1999 as project manager. Since November 2002, Mr. Liu has served as assistant general manager at Beijing Super Channel. Prior to joining the Company, Mr. Liu served as departmental manager of the Electronic Data Interchange Computer Center of the Beijing Foreign Economic and Trade Commission. Mr. Liu graduated in 1996 from Beijing University of Technology with an M.S. in Computer-Aided Design and in 1993 from North China University with a B.S. in Transmission Controls.

Li Chuangdong

Aged 32, has been a Vice President of the Company since August 2004. In September 2002, Mr. Li founded LingXun and served as general manager. From November 2001 to August 2002, Mr. Li served as general manager at Beijing Hong Xin Xun Meng Science & Technology Development Co., Ltd. Mr. Li graduated from Henan University, majoring in Chrematistics.

Zhang Dong

Aged 35, has been an Assistant to Vice President of the Company since March 2005. Since 2002, Mr. Zhang has served as general manager of Startone. From 1999 to 2001, Mr. Zhang served as sales director at Clarent Corporation (USA) Beijing Representative Office. Mr. Zhang graduated in 1993 from Changchun Institute of Posts & Telecommunications, majoring in Program-control Switching.

He Jing, Sarah

Aged 38, has been a Director of the Sales Department of the Company since August 2004. Prior to joining the Group, Ms. He served as customer service director at DangDang Online Bookstore. From July 1998 to September 2003, Ms. He served as programmer at Star Fire Inc. in Canada. From March 1993 to March 1998, Ms. He served as general manager assistant and marketing/communication specialist at Group Schneider (China). Ms. He graduated in 1990 from Beijing College of Economics with a B.S. in MIS.

Lew Kiong Fah, Jean Marc

Aged 28, has been the Qualified Accountant of the Company since May 2005. He joined the Company in July 2004 as financial analyst. Prior to that, he was a finance officer at AirConditioning (UK) Services in England. He holds a Bachelor of Arts Honours degree in Accounting and Finance from the University of East London and a Master of Science degree in Electronic Commerce from the University of Westminster in the United Kingdom. Mr. Lew is a member of the Association of Chartered Certified Accountants.

Yu Pessy Patricia Dawn

Aged 33, has been the Company Secretary of the Company since March 16, 2006. Ms. Yu joined TOM Group in April 2001 and was appointed as Senior Legal Counsel in 2003. She holds a Master of Arts degree in Jurisprudence from the Oxford University and has been admitted as a solicitor in Hong Kong, and England and Wales.

CORPORATE GOVERNANCE REPORT

The Company is committed to high standards of corporate governance for the enhancement of shareholder value. The Company believes that good corporate governance is not only in the interest of investors but also in the interest of the Company. It is also of the view that good corporate governance is a reflection of the standard and quality of the management and operations of the Company and it also helps sustain the long-term support of shareholders upon which the Company’s success depends.

The Company closely monitors corporate governance development in Hong Kong and overseas, and with this objective, it regularly reviews its corporate governance practices in light of experience and evolving regulatory requirements to ensure that the Company keeps abreast of shareholders’ expectations. The principles of corporate governance adopted by the Company emphasize a quality board, sound internal control, and transparency and accountability to shareholders.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company has complied with the code provisions set out in the Code on Corporate Governance Practices (“Code on CG Practices”) contained in Appendix 15 of the GEM Listing Rules throughout the year ended December 31, 2005 except that the papers for a meeting of the Audit Committee of the Company (“Audit Committee”) have not been sent to the members of the Audit Committee within the specified period as set out in the Code on CG Practices.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted a Code of Conduct regarding Securities Transactions by Directors on terms no less exacting than the required standard of dealings (“Code of Conduct”). Having made specified enquiry with the Directors, all the Directors confirmed that they have complied with the required standard of dealings as set out in the Code of Conduct for the year ended December 31, 2005.

BOARD OF DIRECTORS

The principal duty of the board of directors of the Company (“Board”) is to ensure that the Company is properly managed in the interest of shareholders.

The Board, led by the Chairman, is responsible for the formulation of Company-wide strategies and policies, including an oversight of the management. Management is responsible for the day-to-day operations of the Company under the leadership of the Chief Executive Officer.

As at December 31, 2005, the Board comprised 13 Directors, including the Chairman, the Vice Chairman, the Chief Executive Officer, the Chief Financial Officer, 4 Executive Directors, 2 Non-Executive Directors (one is an Alternate Director to the Chairman) and 3 Independent Non-executive Directors. One of the Independent Non-executive Director has appropriate professional qualifications, or accounting or related financial management expertise. Biographical details of the Directors are set out on page 45 to 48.

For a Director to be considered independent, the Board must determine whether the Director has any direct or indirect material relationship with the Company. In determining the independence of directors, the Board follows the requirements set out in the GEM Listing Rules. Each of the Independent Non-executive Directors has made an annual confirmation of independence pursuant to Rule 5.09 of the GEM Listing Rules. The Company is of the view that all the Independent Non-executive Directors meet the independence guidelines set out in Rule 5.09 of the GEM Listing Rules and considers that they are independent.

The positions of the Chairman and the Chief Executive Officer are held by separate individuals. The role of the Chairman is separate from that of the Chief Executive Officer. Such division of responsibilities helps to reinforce their independence and accountability.

The Chairman is responsible for providing leadership to, and overseeing the functioning of, the Board to ensure that the Board acts in the best interest of the Company. To ensure that Board meetings are planned and conducted effectively, the Chairman is primarily responsible for drawing up and approving the agenda for each Board meeting, taking into account, where appropriate, any matters proposed by other Directors for inclusion in the agenda. With the support of Executive Directors and the Company Secretary, the Chairman seeks to ensure that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner. The Chairman also actively encourages Directors to be fully engaged in the Board’s affairs and make contribution to the Board’s functions. To this end, the Chairman holds meetings with the Non-executive Directors at least annually without the Executive Directors present. With the support of all other members of the Board, the Chairman procures that good corporate governance practices and procedures are established and that appropriate steps are taken to provide effective communication with shareholders.

The Chief Executive Officer is responsible for managing the businesses of the entire Company, attending to the formulation and successful implementation of company policies and assuming full accountability to the Board for all Company operations. Acting as the principal navigator of the Company’s businesses, the Chief Executive Officer attends to developing strategic operating plans that reflect the longer-term objectives and priorities established by the Board and is directly responsible for maintaining the operational performance of the Company. The Chief Executive Officer, in conjunction with the Chief Financial Officer and senior management of each business unit, ensures that the Board is fully apprised of the funding requirements of the businesses of the Group and presents annual budgets. The Chief Executive Officer, with the assistance of the Chief Financial Officer, procures that the funding requirements of the businesses of the Group are met, closely monitors the operating and financial results against plans and budgets, takes remedial actions when necessary and advises the Board of significant development and issues. Moreover, the Chief Executive Officer maintains ongoing dialogue with the Chairman and all Directors to keep them fully informed of all major business developments and issues. He is also responsible for building and maintaining an effective executive team to support him in his role. Furthermore, he also represents the Company in government bodies and professional and trade associations.

The Board meets regularly, and at least 4 times a year. Between scheduled meetings, senior management of the Group from time to time provides to Directors information on the activities and development of the businesses of the Group. In addition, Directors have full access to information on the Group and independent professional advice whenever deemed necessary by the Directors.

The Board held 4 regular meetings in 2005 with an average attendance rate of 84.78%.

The attendance records of the Board meetings held in 2005 are set out below:

Attended
Chairman
Mr. Frank John Sixt	4/4

Executive Directors
Mr. Wang Lei Lei (Chief Executive Officer)	4/4
Mr. Jay Kenneth Chang (Chief Financial Officer) (Note 1)	1/1
Mr. Peter Andrew Schloss (Chief Legal Officer) (Note 2)	4/4
Ms. Feng Jue, Elaine	3/4
Mr. Fan Tai	4/4
Mr. Wu Yun	3/4
Mr. Xu Zhiming (Note 3)	0/1

Non-executive Directors
Mr. Sing Wang (Vice Chairman) (Note 4)	3/4
Ms. Tong Mei Kuen, Tommei (Note 5)	4/4
Mrs. Chow Woo Mo Fong, Susan (Alternate to Chairman)	Not applicable

Independent Non-executive Directors
Mr. Kwong Che Keung, Gordon	4/4
Mr. Ma Wei Hua	1/4
Dr. Lo Ka Shui	4/4

Notes:

1.	Appointed as Chief Financial Officer on September 1, 2005 and Executive Director on September 28, 2005.

2.	Resigned as Chief Financial Officer and appointed as Chief Legal Officer on September 1, 2005.

3.	Resigned as Executive Director on May 1, 2005.

4.	Resigned as Vice Chairman and Non-executive Director on January 27, 2006.

5.	Appointed as Vice Chairman on January 27, 2006.

Apart from the regular Board meetings, a meeting between the Chairman and the Non-executive Directors and Independent Non-executive Directors without the presence of the Executive Directors was held in the third quarter in 2005.

Each of the Non-executive Directors (including the Independent Non-executive Directors) has entered into a letter of service with the Company for a term of 12-month period. The appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. All the Non-executive Directors are subject to re-election at each annual general meeting of the Company.

Upon appointment, Directors receive a package of orientation materials and extensive review of the Company and its business from senior executives. Information and updates are provided to Directors regularly to ensure that Directors keep up with the latest changes in the commercial and regulatory environment in which the Group conducts its businesses.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Group.

With the assistance of the Finance Department which is under the supervision of the Chief Financial Officer, the Directors ensure the financial statements of the Group are prepared in accordance with the statutory requirements and applicable accounting standards. The Directors also ensure the publication of the financial statements of the Group is made in a timely manner. The Directors, having made appropriate enquiries, consider that the Group has adequate resources to continue in operational existence for the foreseeable future and that, for this reason, it is appropriate to adopt the going concern basis in preparing the financial statements.

The statement of the Auditors of the Company about their reporting responsibilities on the financial statements of the Group is set out in the Auditors’ Report on page 80.

AUDIT COMMITTEE

The Company has established an Audit Committee in February 2004. The Audit Committee consists of 3 Independent Non-executive Directors. One of them has the appropriate professional qualifications, accounting or related financial management expertise. The Audit Committee is chaired by Mr. Kwong Che Keung, Gordon and the other members are Mr. Ma Wei Hua and Dr. Lo Ka Shui.

The terms of reference of the Audit Committee are published on the Company’s website. The Audit Committee reviews the internal accounting procedures and considers and reports to the Board with respect to other auditing and accounting matters, including selection of independent auditors, the scope of annual audits, fees to be paid to the independent auditors and the performance of the independent auditors.

The Audit Committee held 5 meetings in 2005 with an average attendance rate of approximately 86.67%.

The attendance records of the Audit Committee meetings held in 2005 are set out below:

Name of Member	Attended
Mr. Kwong Che Keung, Gordon (Chairman)	5/5
Mr. Ma Wei Hua	3/5
Dr. Lo Ka Shui	5/5

For 2005, the Audit Committee reviewed with senior management and the Company’s internal and external auditors of the Company their respective audit findings, the accounting principles and practices adopted by the Company, legal and regulatory compliance, progress with the Company’s implementation of the Sarbanes-Oxley Act of 2002, and internal control, risk management and financial reporting matters (including the interim and annual financial statements for the year ended December 31, 2005 before recommending them to the Board for approval). In particular, the Audit Committee monitored the integrity of financial statements of the Company and the annual report and accounts and quarterly reports and accounts of the Company, discussed such annual report and audited accounts and quarterly reports and accounts with management and the external auditor, and reviewed significant financial reporting judgments contained in them. In this regard, in reviewing such reports and accounts of the Company before submission to the Board, the Audit Committee focused particularly on:

(a)	any changes in financial reporting and accounting policies and practices;

(b)	major judgmental areas;

(c)	significant adjustments resulting from audit;

(d)	the going concern assumption and any qualifications;

(e)	compliance with accounting standards; and

(f)	compliance with the GEM Listing Rules and any other legal requirements in relation to financial reporting.

The audited consolidated results of the Group for the year ended December 31, 2005 have been reviewed by the Audit Committee.

AUDITORS’ REMUNERATION

The amount of fees charged by the Auditors generally depends on the scope and volume of the auditors’ work. For the year ended December 31, 2005, the Auditors of the Company received approximately HK$6,809,000 for audit services and HK$437,000 for non-audit services comprising consultancy services.

REMUNERATIONS COMMITTEE

The Company has established a Remunerations Committee in February 2004. The existing Remunerations Committee consists of 1 Non-executive Director and 3 Independent Non-executive Directors. The Remunerations Committee is chaired by Mr. Frank John Sixt and the other members include Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui.

The Remunerations Committee will assist the Board to develop and administer a fair and transparent procedure for setting policy on the remuneration of Directors and senior management of the Company and for determining their remuneration packages and also is responsible for the administration of the share option schemes adopted by the Company. Terms of reference of the Remunerations Committee are available on the website of the Company.

Executive Directors, assisted by the Company’s Human Resources Department, are responsible for reviewing all relevant remuneration data and market conditions as well as the performance of the individual and the profitability of the Company, and propose to the Remunerations Committee for consideration and approval, remuneration packages for Directors and senior management. Executive Directors, however, do not participate in determining their own remuneration.

The Remunerations Committee held 2 meetings in 2005 with an average attendance rate of approximately 83.33%.

The attendance records of the Remunerations Committee meetings held in 2005 are set out below:

Name of Member	Attended
Mr. Frank John Sixt (Chairman) (Note)	Not applicable
Mr. Kwong Che Keung, Gordon	2/2
Mr. Ma Wei Hua	1/2
Dr. Lo Ka Shui	2/2

Note:	Mr. Frank John Sixt has been appointed as a member and the Chairman of the Remunerations Committee on January 27, 2006.

Consistent with the principles applied in the past, for the year ended December 31, 2005, the remuneration of Directors and senior management was determined with reference to the performance and profitability of the Company as well as remuneration benchmarks from other local and international companies and the prevailing market conditions. Directors and employees also participate in bonus arrangements determined in accordance with the performance of the Group and the individual’s performance.

Details of Director’s emoluments for the year ended December 31, 2005 are set out in note 35(c) to the accounts.

NOMINATIONS COMMITTEE

The Company has established the Nominations Committee in February 2004. The Nominations Committee consists of 1 Non-executive Director and 3 Independent Non-executive Directors. The Nominations Committee is chaired by Mr. Frank John Sixt and the other members include Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui. The terms of reference of the Nominations Committee are published on the Company’s website.

The principal duties of the Nominations Committee include identifying individuals qualified to become Board members and making recommendations to the Board on the selection of individuals nominated for directorships.

For the year ended December 31, 2005, the Nominations Committee has, by written resolution of all members, resolved to make a recommendation to the Board on the appointment of an Executive Director based on the background, experience and other business interests or character of the candidate.

INTERNAL CONTROL

An internal control system, being an integral part of the Company’s operations, is a process effected by the Board and management team to provide reasonable assurance regarding the effectiveness and efficiency of operations in achieving the established corporate objectives, safeguarding Company assets, providing reliable financial reporting, and complying with applicable laws and regulations.

The Board is responsible for making appropriate assertions on the adequacy of internal controls over financial reporting and the effectiveness of disclosure controls and procedures. Through the Audit Committee, it regularly reviews the effectiveness of the system.

The Company has also during 2005 been implementing the requirements of the Sarbanes-Oxley Act of 2002.

INVESTOR RELATIONS AND SHAREHOLDERS’ RIGHTS

The Company proactively promotes investor relations and communications by setting up regular meetings between our senior management and institutional shareholders and analysts. General presentations are also made when the financial results are announced.

The Board is committed to providing clear and full information about the Company’s performance to shareholders through the publication of quarterly reports and annual reports. In addition to dispatching circulars, notices and financial reports to shareholders, additional information is also available to shareholders on the website of the Company.

The annual general meeting provides a useful forum for shareholders to raise comments and exchange views with the Board. Shareholders are encouraged to attend annual general meetings for which the Company gives at least 21 days’ notice. The Chairman and Directors and external auditors are available to answer questions on the Company’s businesses at the meeting.

Shareholders have statutory rights to call for extraordinary general meetings by serving written requests to the Company and to put forward agenda items for consideration by shareholders. Details of the poll voting procedures and the rights of shareholders to demand a poll are included in the circular to shareholders despatched together with the annual report. The results of the poll are published on the Company’s website. Financial and other information is available on the Company’s website, which is updated regularly.

The Company values feedback from shareholders on its effort to promote transparencies and foster investor relationships. Comments and suggestions are welcome and can be addressed to our Investor Relations Manager by mail or by e-mail.

REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their report together with the financial statements for the year ended December 31, 2005.

PRINCIPAL ACTIVITIES AND SEGMENT INFORMATION

The principal activity of the Company is investment holding. The activities of its principal subsidiaries are set out on pages 90 to 92.

An analysis of the Group’s performance for the year by business segments is set out in note 31 to the financial statements.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated statements of operations on pages 83 to 84.

The Directors do not recommend the payment of a dividend.

RESERVES

Details of the movements in the reserves of the Group and the Company during the year are set out in the consolidated statements of shareholders’ (deficit)/equity on page 85.

PROPERTY AND EQUIPMENT

Details of the movements in property and equipment of the Group are set out in note 15 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in notes 22 and 29 to the financial statements respectively.

DISTRIBUTABLE RESERVES

Details of the distributable reserves of the Company as at December 31, 2005 are set out in note 35(h) to the financial statements.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr. Frank John Sixt* (Chairman)

Mrs. Chow Woo Mo Fong, Susan* (Alternate Director to Mr. Frank John Sixt)

Ms. Tong Mei Kuen, Tommei* (Appointed as Vice Chairman on January 27, 2006)

Mr. Wang Lei Lei

Mr. Jay Kenneth Chang (appointed on September 28, 2005)

Mr. Peter Andrew Schloss

Ms. Feng Jue, Elaine

Mr. Fan Tai

Mr. Wu Yun

Mr. Kwong Che Keung, Gordon#

Mr. Ma Wei Hua#

Dr. Lo Ka Shui#

Mr. Sing Wang* (resigned on January 27, 2006)

Mr. Xu Zhiming (resigned on May 1, 2005)

*	non-executive Directors

#	independent non-executive Directors

In accordance with Articles 99 and 116 of the Company’s Articles of Association, all the existing Directors (other than alternate Director) will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Each of the non-executive Directors (including the independent non-executive Directors) has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 (“Term”) and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the Term. All the non-executive Directors are subject to re-election at each annual general meeting of the Company.

DIRECTORS’ SERVICE CONTRACTS

Each of Mr. Wang Lei Lei, Mr. Jay Kenneth Chang, Mr. Peter Andrew Schloss, Ms. Feng Jue, Elaine, Mr. Fan Tai and Mr. Wu Yun, being all the executive Directors, has entered into a service contract with the Group commencing from January 1, 2004 in the case of Mr. Wang Lei Lei, Ms. Feng Jue, Elaine, Mr. Fan Tai and Mr. Wu Yun, April 13, 2005 in the case of Mr. Jay Kenneth Chang and December 15, 2003 in the case of Mr. Peter Andrew Schloss. The term of the contract with Mr. Wang Lei Lei is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. The term of each of the other contracts is continuous unless terminated by not less than three months’ notice in writing served by either party on the other.

Save as disclosed above, none of the Directors being proposed for re-election at the forthcoming annual general meeting of the Company has entered into any service agreements with any member of the Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation other than statutory compensation).

CONFIRMATION OF INDEPENDENCE OF INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui an annual confirmation of his independence pursuant to Rule 5.09 of the GEM Listing Rules and the Company still considers the independent non-executive Directors to be independent.

DIRECTORS’ PROFILE

The Directors’ profile is set out on pages 45 to 48.

DIRECTORS’ EMOLUMENTS

Details of the Directors’ emoluments are set out in note 35(c) to the financial statements.

SHARE OPTION SCHEMES

Pursuant to the written resolutions of the then sole shareholder of the Company dated February 12, 2004, two share option schemes namely, Pre-IPO Share Option Plan (“Pre-IPO Share Option Plan”) and the share option scheme (“Share Option Scheme”) were adopted by the Company (the Pre-IPO Share Option Plan and the Share Option Scheme are collectively referred to as the “Schemes”).

SUMMARY OF THE SCHEMES

(a)	Purpose of the Schemes

The purpose of the Pre-IPO Share Option Plan is to recognise the contribution of certain employees of the Company to the growth of the Group and/or the listing of shares of the Company on GEM.

The purpose of the Share Option Scheme is to provide the Group with a flexible means of attracting, retaining and motivating talented participants to strive for future developments and expansion of the Group. This scheme shall be an incentive to encourage the participants and to allow the participants to enjoy the results of the Company attained through their efforts and contributions.

(b)	Participants of the Schemes

Pursuant to the Schemes, the Board may, at its discretion, invite (i) any part-time or full-time employees or directors (including any executive Director and independent non-executive Director) of TOM Group and/or any company in the Group and (ii) any advisor or consultant to the Group provided, however, that such advisor or consultant (A) is a natural person, (B) provides bona fida services to the Group and (C) the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly make a market for the Company’s securities (other than any substantial shareholder of the Company and/or any of its Associates (within the meaning of the GEM Listing Rules) to take up options to subscribe for shares of the Company.

However, save for the options which have been granted on February 16, 2004, no further options may be granted upon the listing of the shares of the Company on GEM on March 11, 2004.

(c)	Total number of shares available for issue under the Schemes

The total number of shares of the Company which may be issued upon exercise of all options to be granted under the Share Option Scheme and any other share option schemes of the Company shall not in aggregate exceed 10% of the total number of shares of the Company in issue on March 1, 2004, being the effective date of refreshment of the 10 per cent. limit on the grant of options under the Share Option Scheme (i.e., 280,000,000 shares of the Company, which represents approximately 6.6% of the issued share capital of the Company as at March 17, 2006).

The maximum number of shares of the Company which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Schemes and any other share option schemes of the Company shall not exceed 30% (or such higher percentage as may be allowed under the GEM Listing Rules) of the total number of shares of the Company in issue from time to time.

(d)	Maximum entitlement of each participant

The total number of shares of the Company issued and to be issued upon exercise of the options granted to each participant (including both exercised and outstanding options) in any 12-month periods shall not exceed 1% of the total number of shares of the Company in issue.

(e)	Time of exercise of options

Pursuant to the Schemes, any option may be exercised in accordance with its terms at any time during a period to be notified by the Board to each grantee provided that the period within which the option must be exercised shall not be more than 10 years from the date of grant of the option.

(f)	Payment on acceptance of option

Pursuant to the Schemes, HK$5 is payable by the grantee to the Company on acceptance of the option within 28 days from the date of grant of the option.

(g)	Basis of determining the subscription price

The subscription price per share under the Pre-IPO Share Option Plan is HK$1.50, being the price per share at which the shares are offered for subscription by the public at the initial public offer of shares of the Company.

The subscription price per share under the Share Option Scheme shall be determined by the Board at its absolute discretion and notified to each grantee and shall be no less than the higher of:-

(i)	the closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange on the date of grant, which must be a business day;

(ii)	the average closing price of the shares of the Company as stated in the daily quotation sheets issued by the Stock Exchange for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of a share of the Company.

(h)	Remaining life of the Schemes

The Pre-IPO Share Option Plan has no remaining life as no further options may be granted but the provisions of the such plan shall in all other respects remain in full force and effect and options which are granted during the life of such plan may continue to be exercisable in accordance with their terms of issue.

The Share Option Scheme will remain valid for a period of 10 years commencing on February 12, 2004 (save that the Company, by ordinary resolution in general meeting or the Board may at any time terminate the operation of the Share Option Scheme). After termination, no further options will be granted but the provisions of the Share Option Scheme shall in all other respects remain in full force and effect and the options which are granted during the life of the Share Option Scheme may continue to be exercised in accordance with their terms of issue.

The other principal terms of the Schemes are set out in the prospectus of the Company dated March 2, 2004 (“Prospectus”).

OUTSTANDING SHARE OPTIONS

As at December 31, 2005, options to subscribe for an aggregate of 238,457,181 shares of the Company granted pursuant to the Pre-IPO Share Option Plan and Share Option Scheme were outstanding, Details of which were as follows:

(a)	Pre-IPO Share Option Plan

As at December 31, 2005, options to subscribe for an aggregate of 220,457,181 shares of the Company which were granted to certain Directors, continuous contract employees and ex-employees of the Group were outstanding. Details of which were as follows:

	Number of share options
	Date of grant	Outstanding as at January 1, 2005	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2005	Option period	Subscription price per share of the Company
									HK$
Directors	16/2/2004	202,500,000	—	13,102,000	—	—	189,398,000 (Note 1)	16/2/2004- 15/2/2014	1.50
Employees (including ex-employees and a past Director)	16/2/2004	59,925,040	—	11,074,602	17,791,257	—	31,059,181 (Note 2)	16/2/2004- 15/2/2014	1.50

	Total:	262,425,040	—	24,176,602	17,791,257	—	220,457,181
				(Note 3)

Notes:

1.	Details of the options granted to the Directors are set out in the section headed “Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures” below.

2.	For certain grantees, the options will vest in 4 tranches in the proportion of 10% : 30% : 30% : 30%. The first, second and third tranches of the options have vested on April 12, 2004, February 16, 2005 and February 16, 2006 respectively, the fourth tranche of the options will vest on February 16, 2007.

For certain grantees, the options have vested on (i) April 12, 2004 or (ii) April 12, 2004 and February 16, 2005.

3.	The weighted average closing price of the shares immediately preceding the exercise of the share options was HK$1.96.

(b)	Share Option Scheme

As at December 31, 2005, options to subscribe for 18,000,000 shares of the Company which were granted to a Director (who was appointed during the year) were outstanding. Details of which were as follows:

	Number of share options
	Date of grant	Outstanding as at January 1, 2005	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2005	Option period	Subscription price per share of the Company
									HK$
Director	11/5/2005	—	18,000,000	—	—	—	18,000,000	11/5/2005-	1.204
							(Note 1)	10/5/2015	(Note 2)

Notes:

1.	Details of the options granted to the Director is set out in the section headed “Directors’ Interests and Short Positions in Shares, Underlying Shares and Debentures” below.

2.	The closing price of the shares of the Company immediately before the date on which the options were granted was HK$1.22.

VALUATION OF SHARE OPTIONS

Details of the valuation of share options granted during the year are set out in note 29 to the financial statements.

DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at December 31, 2005, the interests or short positions of the Directors and chief executive in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct regarding Securities Transactions by Directors adopted by the Company (“Code of Conduct”), to be notified to the Company and the Stock Exchange, were as follows:

A.	The Company

(a)	Long positions in the shares of the Company

	Number of shares of the Company
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Sing Wang (Note)	Interest of a controlled corporation	—	—	83,142	—	83,142	0.002%
Wang Lei Lei	Beneficial owner	800,000	—	—	—	800,000	0.019%
Lo Ka Shui	Founder of a discretionary trust	—	—	—	4,700,000	4,700,000	0.111%

Note:	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 83,142 shares of the Company held by Amerinvest Technology Associates I Limited, which is wholly-owned by him. Mr. Sing Wang has resigned as a Director with effect from January 27, 2006.

(b)	Rights to acquire shares of the Company

Pursuant to the Pre-IPO Share Option Plan and/or Share Option Scheme, certain Directors were granted share options to subscribe for the shares of the Company. Details of which as at December 31, 2005 were as follows:

	Number of share options
Name of Directors	Date of grant	Outstanding as at January 1, 2005	Granted during the year	Exercised during the year	Lapsed during the year	Cancelled during the year	Outstanding as at December 31, 2005	Option period	Subscription price per share of the Company
									HK$
Wang Lei Lei	16/2/2004	165,000,000	—	10,136,000	—	—	154,864,000 (Note 1)	16/2/2004-15/2/2014	1.50
Jay Kenneth Chang	11/5/2005	—	18,000,000	—	—	—	18,000,000 (Note 2)	11/5/2005-10/5/2015	1.204
Peter Andrew Schloss	16/2/2004	10,000,000	—	—	—	—	10,000,000 (Note 3)	16/2/2004-15/2/2014	1.50
Feng Jue Elaine	16/2/2004	10,000,000	—	890,000	—	—	9,110,000 (Note 4)	16/2/2004-15/2/2014	1.50
Fan Tai	16/2/2004	10,000,000	—	1,674,000	—	—	8,326,000 (Note 4)	16/2/2004-15/2/2014	1.50
Wu Yun	16/2/2004	7,500,000	—	402,000	—	—	7,098,000 (Note 4)	16/2/2004-15/2/2014	1.50

Notes:

1.	The options will vest in 5 tranches in the proportion of 10% : 15% : 20% : 25% : 30%. The first, second and third tranches of the options have vested on April 12, 2004, February 16, 2005 and February 16, 2006 respectively. The fourth and fifth tranches of the options will vest on February 16, 2007 and February 16, 2008 respectively.

2.	The options will vest in 4 tranches in the proportion of 15% : 25% : 30% : 30% on May 11, 2006, May 11, 2007, May 11, 2008 and May 11, 2009 respectively.

3.	The options will vest in 4 tranches in the proportion of 15% : 25% : 30% : 30%. The first and second tranches of the options have vested on February 16, 2005 and February 16, 2006 respectively, the third and fourth tranches of the options will vest on February 16, 2007 and February 16, 2008 respectively.

4.	The options will vest in 4 tranches in the proportion of 10% : 30% : 30% : 30%. The first, second and third tranches of the options have vested on April 12, 2004, February 16, 2005 and February 16, 2006 respectively. The fourth tranche of the options will vest on February 16, 2007.

Save as disclosed above, during the year ended December 31, 2005, none of the Directors or their Associates was granted options to subscribe for shares of the Company, nor had exercised such rights.

B.	Associated corporations (within the meaning of the SFO)

(a)	Long positions in the shares of TOM Group

	Number of shares of TOM Group
Name of Directors	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Approximate percentage of shareholding
Sing Wang (Note 3)	Beneficial owner	10,000,000	—	—	—	10,000,000	0.26%
	Interest of a controlled corporation (Note 1)	—	—	5,898,000 (Note 2)	—	5,898,000	0.15%
Wang Lei Lei	Beneficial owner	300,000	—	—	—	300,000	0.01%

Notes:

1.	By virtue of the SFO, Mr. Sing Wang is deemed to be interested in 5,898,000 shares of TOM Group held by Amerinvest Technology Associates I Limited, which is wholly-owned by him.

2.	All the 5,898,000 shares of TOM Group have been pledged as a security against his personal loan.

3.	Mr. Sing Wang has resigned as a director of TOM Group with effect from January 27, 2006.

(b)	Rights to acquire shares of TOM Group

Pursuant to the pre-IPO share option plan and/or the share option scheme of TOM Group, certain Directors were granted share options to subscribe for the shares of TOM Group. Details of which as at December 31, 2005 were as follows:

Name of Directors	Date of grant	Number of share options outstanding as at December 31, 2005	Option period	Subscription price per share of TOM Group
				HK$
Sing Wang (Note)	30/6/2000	3,000,000	30/6/2000-29/6/2010	5.27
	8/8/2000	2,138,000	8/8/2000-7/8/2010	5.30
	7/2/2002	20,000,000	7/2/2002-6/2/2012	3.76
	9/10/2003	38,000,000	9/10/2003-8/10/2013	2.505
Wang Lei Lei	11/2/2000	9,080,000	11/2/2000-10/2/2010	1.78
	9/10/2003	6,850,000	9/10/2003-8/10/2013	2.505
Wu Yun	9/10/2003	200,000	9/10/2003-8/10/2013	2.505
Tong Mei Kuen, Tommei	9/10/2003	15,000,000	9/10/2003-8/10/2013	2.505

Note:	Mr. Sing Wang has resigned as a director of TOM Group with effect from January 27, 2006.

(c)	Short positions in associated corporations

Mr. Wang Lei Lei has as of June 12, 2001 (as supplemented on September 26, 2003) granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB20,000,000) equity interest in Beijing Lei Ting whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from September 26, 2003 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Wang Lei Lei’s equity interest in Beijing Lei Ting at an exercise price of RMB20,000,000.

Mr. Fan Tai has also as of December 13, 2004 granted an option to a wholly-owned subsidiary of the Company in respect of his 20% (RMB2,000,000) equity interest in LTWJi whereby such wholly-owned subsidiary of the Company has the right at any time within a period of 10 years commencing from December 13, 2004 (which may be extended for another 10 years at the option of such wholly-owned subsidiary of the Company) to acquire all of Mr. Fan Tai’s equity interest in LTWJi at an exercise price of RMB2,000,000.

Save as disclosed above, as at December 31, 2005, none of the Directors or chief executive of the Company or their Associates had any interests or short positions in any shares, underlying shares or debentures of, the Company or any associated corporations (within the meaning of Part XV of the SFO) which would have to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Code of Conduct, to be notified to the Company and the Stock Exchange.

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS

As at December 31, 2005, the persons or corporations (not being a Director or chief executive of the Company) who have interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO or have otherwise notified to the Company were as follows:

Name	Capacity	No. of shares of the Company held	Approximate percentage of shareholding
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	2,814,290,244(L) (Note 2)	66.62%

Li Ka-Shing Unity Trustee Corporation Limited (as trustee of The Li Ka-Shing Unity Discretionary Trust)	Trustee & beneficiary of a trust	2,814,290,244(L) (Note 2)	66.62%

Li Ka-Shing Unity Trustcorp Limited (as trustee of another discretionary trust)	Trustee & beneficiary of a trust	2,814,290,244(L) (Note 2)	66.62%

Li Ka-Shing Unity Trustee Company Limited (as trustee of The Li Ka-Shing Unity Trust)	Trustee	2,814,290,244(L) (Note 2)	66.62%

Cheung Kong (Holdings) Limited	Interest of controlled corporations	2,814,290,244(L) (Notes 1 and 2)	66.62%

Chau Hoi Shuen	Interest of controlled corporations	413,088,453(L) (Note 3)	9.78%

Cranwood Company Limited	Beneficial owner & interest of controlled corporations	210,318,118(L) (Note 3)	4.98%

TOM Group Limited	Beneficial owner	2,800,000,000(L)	66.28%

(L)	denotes long position

Notes:

(1)	Easterhouse Limited is a wholly-owned subsidiary of Hutchison International Limited, which in turn is a wholly-owned subsidiary of Hutchison Whampoa Limited. Certain subsidiaries of Cheung Kong (Holdings) Limited in turn together hold one-third or more of the issued capital of Hutchison Whampoa Limited.

Romefield Limited is a wholly-owned subsidiary of Sunnylink Enterprises Limited, which in turn is a wholly-owned subsidiary of Cheung Kong Holdings (China) Limited. Cheung Kong Holdings (China) Limited is a wholly-owned subsidiary of Cheung Kong Investment Company Limited, which in turn is a wholly-owned subsidiary of Cheung Kong (Holdings) Limited.

Easterhouse Limited and Romefield Limited together hold more than one-third of the issued share capital of TOM Group Limited, and therefore Cheung Kong (Holdings) Limited is entitled to exercise or control the exercise of more than one-third of the voting power at the general meetings of TOM Group Limited. By virtue of the SFO, Cheung Kong (Holdings) Limited is deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(2)	Li Ka-Shing Unity Holdings Limited, of which each of Mr. Li Ka-shing, Mr. Li Tzar Kuoi, Victor and Mr. Li Tzar Kai, Richard is interested in one-third of the entire issued share capital, owns the entire issued share capital of Li Ka-Shing Unity Trustee Company Limited. Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust, together with certain companies which Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust is entitled to exercise or control the exercise of more than one-third of the voting power at their general meetings, hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited.

In addition, Li Ka-Shing Unity Holdings Limited also owns the entire issued share capital of Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”) as trustee of The Li Ka-Shing Unity Discretionary Trust (“DT1”) and Li Ka-Shing Unity Trustcorp Limited (“TDT2”) as trustee of another discretionary trust (“DT2”). Each of TDT1 and TDT2 hold units in The Li Ka-Shing Unity Trust.

By virtue of the SFO, Mr. Li Ka-shing, being the settlor and may being regarded as a founder of each of DT1 and DT2 for the purpose of the SFO, Li Ka-Shing Unity Trustee Corporation Limited, Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Cheung Kong (Holdings) Limited are all deemed to be interested in the 9,526,833 shares of the Company, 4,763,411 shares of the Company and 2,800,000,000 shares of the Company held by Easterhouse Limited, Romefield Limited and TOM Group Limited respectively.

(3)	Schumann International Limited and Handel International Limited are companies controlled by Cranwood Company Limited. Devine Gem Management Limited is a company controlled by Ms. Chau Hoi Shuen. Ms. Chau Hoi Shuen is entitled to exercise more than one-third of the voting power at the general meetings of Cranwood Company Limited.

By virtue of the SFO, Cranwood Company Limited is deemed to be interested in 5,800,000 shares of the Company and 3,174,117 shares of the Company held by Schumann International Limited and Handel International Limited respectively in addition to 201,344,001 shares of the Company held by itself.

By virtue of the SFO, Ms. Chau Hoi Shuen is deemed to be interested in 201,344,001 shares of the Company, 5,800,000 shares of the Company, 3,174,117 shares of the Company and 202,770,335 shares of the Company held by Cranwood Company Limited, Schumann International Limited, Handel International Limited and Devine Gem Management Limited respectively.

Save as disclosed above, as at December 31, 2005, the Directors are not aware of any other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of the issued share capital of the Company.

CONNECTED TRANSACTIONS

Significant related party transactions entered by the Group during the year ended December 31, 2005, which do not constitute connected transactions under the GEM Listing Rules are disclosed in note 24 to the financial statements.

As disclosed in the Prospectus, the Group has entered into the following continuing connected transactions (“Continuing Connected Transactions”) as defined under the GEM Listing Rules and waiver was granted by the Stock Exchange to comply with the announcement and shareholders’ approval requirements as required under Rule 20.35 and Rule 20.36 of the GEM Listing Rules for the Continuing Connected Transactions:

1.	On September 26, 2003, the Company has entered into a media services agreement with TOM Group International Limited (“TOM International”, a wholly-owned subsidiary of TOM Group), under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organisation services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the Media Services under this agreement are HK$3,000,000 for 2004, HK$4,000,000 for 2005 and HK$5,000,000 for 2006. During the year ended December 31, 2005, HK$1,871,000 of Media Services has been provided by TOM International to the Company.

2.	On September 26, 2003, the Company has entered into an online media services agreement with TOM International, under which, the Company agreed to provide and/or procure the provision of certain goods and services to TOM Group and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services, online advertising services (“Online Media Services”). The purpose of this agreement is to enable TOM Group to procure Online Media Services (e.g. online advertising and website development) on a non-exclusive basis from the Group.

The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. The annual fee caps for the Online Media Services under this agreement are HK$1,000,000 for 2004, HK$1,500,000 for 2005 and HK$2,000,000 for 2006. During the year ended December 31, 2005, no service has been provided by the Company to TOM Group and its subsidiaries and no service fee has been paid by TOM International to the Company for such services.

Pursuant to the waiver granted by the Stock Exchange, the Continuing Connected Transactions for the year ended December 31, 2005 have been reviewed by the independent non-executive Directors. The independent non-executive Directors have confirmed that the Continuing Connected Transactions have been entered into (a) in the ordinary and usual course of business of the Group; (b) either on normal commercial terms or on terms no less favourable than those available to or from independent third parties; (c) in accordance with the relevant agreements governing them on terms that are fair and reasonable so far as the independent shareholders of the Company are concerned; and (d) have not exceeded the relevant caps referred to above.

The auditors of the Company have also confirmed that the Continuing Connected Transactions for the year ended December 31, 2005 (a) have received the approval of the Board; (b) have been entered into in accordance with the pricing policies as stated in the relevant agreements, where applicable; (c) have been entered into in accordance with the terms of the agreements governing the transactions; and (d) have not exceeded their respective caps.

DIRECTORS’ INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group’s business to which the Company, its fellow subsidiaries or its holding Company was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

MANAGEMENT CONTRACTS

An administrative services agreement dated September 26, 2003 has been entered into between the Group and TOM International, under which, TOM International agreed to provide certain administrative services, including company secretarial services, legal services and staff training services to the Group on a reimbursement of cost basis for a term of three years commencing from March 11, 2004.

Save as disclosed above, no contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

We collect our wireless internet services revenue through China Mobile and China Unicom, who act as our billing and collection agents. Our revenue collected through them in 2005 was approximately US$157,719,000.

A major part of our payments is made to China Mobile and China Unicom in relation to the transmission fees payable in connection with wireless internet services. The payments to China Mobile and China Unicom in the aggregate in 2005 were approximately US$42,735,000.

During the year, the respective percentages of purchases and sales attributable to the Group’s 5 largest suppliers and customers, of which China Mobile and China Unicom are excluded from such characterisation, was less than 30% of the total value of the Group’s purchases and sales.

None of the Directors, their Associates or any shareholder (which to the knowledge of the Directors owns more than 5% of the Company’s issued share capital) had an interest in the major suppliers or customers noted above.

COMPETING INTERESTS

(a)	Directors

Mr. Frank John Sixt and Mrs. Chow Woo Mo Fong, Susan, the Chairman of the Company and the alternate Director to Mr. Frank John Sixt respectively, are executive directors of HWL, Cheung Kong Infrastructure Holdings Limited (“CKI”) and Hutchison Global Communications Holdings Limited (“HGCH”, which was privatized on July 15, 2005), and directors of certain of their respective Associates (collectively referred to as “HWL Group”, “CKI Group” and “HGCH Group” respectively). In addition, Mr. Frank John Sixt is a non-executive director of CKH and Hutchison Telecommunications International Limited (“HTIL”) and director of certain of their Associates (collectively referred to as “CKH Group” and “HTIL Group” respectively). Mrs. Chow Woo Mo Fong, Susan resigned as a non-executive director and has been appointed as alternate director of HTIL on December 21, 2005 and director of certain of its Associates. HWL Group is engaged in e-commerce and general information portals. Both the CKH Group and the CKI Group are engaged in information technology, e-commerce and new technology. HGCH Group has four core businesses: fixed network services, data centre operations, powerline-broadband service and IT solutions. HTIL Group is engaged in providing mobile and fixed-line telecommunications services, including broadband data services, multimedia services and mobile and fixed-line Internet services and Intranet services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Sing Wang, a former non-executive Director (resigned on January 27, 2006), holds 4.55% of the equity interest in whose main business consists of the operation of ChinaEC.com (formerly known as yabuy.com), an online auction website in the PRC as well as its subsidiary. He also holds 7.5% of the equity interest in Analysys International Limited, which is a Beijing based IT research company. The Directors believe that there is a risk that such businesses may compete with those of the Group.

Mr. Kwong Che Keung, Gordon, an independent non-executive Director, owns approximately 2.2% interest in ChinaHR.com Corp, which is a company in the PRC that engages in online job search. He is also an independent non-executive director of Quam Limited, which is an internet company that mainly deals with financial services. The Directors believe that there is a risk that such businesses may compete with those of the Group.

(b)	Management shareholders

TOM Group, an initial management shareholder of the Company, and its subsidiaries are engaged in diversified businesses, which include, inter alia, the provision of certain online services ancillary to their business divisions.

Cranwood, an initial management shareholder of the Company, has a wholly-owned subsidiary, Beijing ChinaCare e-Med Limited (“ChinaCare”) whose main business consists of healthcare related information technology, information and consulting services. Cranwood has undertaken, inter alia, to Bright Horizon Enterprises Limited (“Bright Horizon”, a wholly-owned subsidiary of the Company) that ChinaCare will not provide content to any person other than the Company and its subsidiaries. ChinaCare had entered into a content provision agreement with LTWJi. The Directors are of the view that the provision of content by ChinaCare to LTWJi under the agreement is complementary to, and not in competition with the IVR business of LTWJi.

With the consent of Bright Horizon, ChinaCare has contracted to provide healthcare content services relating to fixed line interactive-voice recognition services. It has not entered into any contractual arrangement with the competitors of the Company in the IVR business.

Cranwood wholly owns the entire equity interest in Mindworks Limited whose main business consists of publishing and provision of mobile content products. With respect of its business of the provision of mobile content products, although Mindworks Limited has contracted to develop and provide use of website and contents thereof for mobile telephone operation in Hong Kong, it has not entered into any contractual arrangement with the Company or its subsidiaries in connection with such business.

One of Cranwood’s wholly owned subsidiaries has a minority interest in a company which is engaged in internet mobile businesses which may compete with the business of the Group.

Save as disclosed above, none of the Directors or the management shareholders of the Company (as defined under the GEM Listing Rules) or their respective Associates have any interests in a business, which competes or may compete with the business of the Group during the year.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company’s Articles of Association, or the laws of Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

SUBSEQUENT EVENTS

Details of significant events which have been taken place subsequent to the balance sheet date are set out in note 34 to the financial statements.

SPONSORS’ INTERESTS

As updated and notified by the Company’s joint sponsors, Citigroup and Morgan Stanley, their interests in the share capital of the Company as at December 31, 2005 are summarised below:

Citigroup’s employees (excluding directors)	-	none

Citigroup’s directors	-	none

Citigroup and its associates	-	15,809,440 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s employees (excluding directors)	-	301,000 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Morgan Stanley’s directors	-	none

Morgan Stanley and its associates	-	3,067,120 shares (represents ordinary shares and ordinary shares equivalents relating to ADSs)

Pursuant to the sponsorship agreement dated March 1, 2004 entered into between the Company, Citigroup and Morgan Stanley, Citigroup and Morgan Stanley have been appointed as the joint sponsors of the Company as required under the GEM Listing Rules at a fee from March 11, 2004 to December 31, 2006.

As at December 31, 2005, other than disclosed above, neither Citigroup and Morgan Stanley nor their respective directors, employees or associates (as referred to in Note 3 to rule 6.35 of the GEM Listing Rules) had any interest in the securities of the Company, including options or rights to subscribe for such securities, other than the shares held by Citigroup and/or Morgan Stanley’s respective brokerage and asset management operations on behalf of customers.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

AUDITORS

The financial statements have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

By Order of the Board

Frank John Sixt

Chairman

Hong Kong, March 17, 2006

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF TOM ONLINE INC.

(a company incorporated under the laws of the Cayman Islands with limited liability)

We have audited the financial statements of TOM Online Inc. (the “Company”) and its subsidiaries (collectively the “Group”) on pages 81 to 154 which have been prepared in accordance with accounting principles generally accepted in United States of America.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company’s directors are responsible to prepare financial statements which give a true and fair view. In preparing the financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departures from accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any person for the content of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the Group as of 31 December, 2005 and of the Group’s results and cashflows for the year then ended in accordance with the accounting principles generally accepted in United States of America and have been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Hong Kong

17 March, 2006

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2004	2005
		(in thousands of U.S. dollars)
Assets
Current assets:
Cash and cash equivalents		79,320	99,869
Short-term bank deposits		—	1,863
Accounts receivable, net	8	26,369	33,950
Restricted cash	9	—	300
Prepayments	10	4,116	6,053
Deposits and other receivables	11	2,343	2,503
Due from related parties	12	159	189
Inventories		113	53

Total current assets		112,420	144,780

Available-for-sale securities	13	116,471	38,519
Restricted securities	13	—	59,122
Investment under cost method	14	1,494	1,494
Long-term prepayments and deposits		240	132
Property and equipment, net	15	11,927	15,346
Deferred tax assets	25	348	521
Goodwill, net	16	158,494	184,678
Intangibles, net	17	1,707	1,415

Total assets		403,101	446,007

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	18	2,778	5,031
Other payables and accruals	19	10,834	16,002
Income tax payable		543	569
Deferred revenues		122	69
Consideration payables	20	133,613	16,615
Due to related parties	12	20,331	19,430

Total current liabilities		168,221	57,716

			December 31
	Note		2004	2005
			(in thousands of U.S. dollars)
Non-current liabilities:
Secured bank loan	21		—	56,099
Deferred tax liabilities	25		—	182

Total liabilities			168,221	113,997

Minority interests			456	2,900

			168,677	116,897

Commitments	30
Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 3,896,200,000 and 4,224,532,105 shares issued and outstanding as at December 31, 2004 and 2005 respectively)	22		4,995	5,416
Paid-in capital			260,867	312,643
Statutory reserves	23	(b)	9,452	11,396
Accumulated other comprehensive losses	13, 33		(670)	(3,187)
(Accumulated deficit)/Retained earnings			(40,220)	2,842

Total shareholders’ equity			234,424	329,110

Total liabilities, minority interests and shareholders’ equity			403,101	446,007

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

			Year ended December 31,
	Note		2003	2004	2005
			(in thousands of U.S. dollars)
Revenues:
Wireless Internet services			55,843	112,880	161,879
Advertising			5,845	7,583	9,210
Commercial enterprise solutions			13,825	2,189	1,025
Internet access			1,560	68	—

Total revenues	31		77,073	122,720	172,114

Cost of revenues:
Cost of services			(32,794	(63,966)	(98,816)
Cost of goods sold			(11,291	(791)	—

Total cost of revenues	31		(44,085)	(64,757)	(98,816)

Gross profit	31		32,988	57,963	73,298

Operating expenses:
Selling and marketing expenses			(2,772)	(7,695)	(7,718)
General and administrative expenses			(9,133)	(12,385)	(22,048)
Product development expenses			(689)	(886)	(1,528)
Amortization of intangibles	17		(629)	(5,614)	(975)
Provision for impairment of intangibles			—	(307)	—

Total operating expenses			(13,223)	(26,887)	(32,269)

Income from operations			19,765	31,076	41,029

Other (expenses)/income:
Net interest (expenses)/income			(320)	3,095	2,661
Exchange gain	33		—	—	1,132
Gain on disposal of available-for-sale securities			—	—	450
Loss on issuance of shares by a subsidiary	6	(d)	—	—	(69)

Income before tax	35	(b)	19,445	34,171	45,203
Income tax credit	25		254	41	24

Income after tax			19,699	34,212	45,227
Minority interests			(127)	(304)	(221)

Net income attributable to shareholders			19,572	33,908	45,006

		Year ended December 31,
	Note	2003	2004	2005
		(in thousands of U.S. dollars except for per share data)
Earnings per ordinary share - basic (cents):	26	0.70	0.94	1.10

Earnings per ordinary share - diluted (cents):	26	N/A	0.85	1.07

Earnings per American Depositary Share - basic (cents):	26	55.9	75.2	87.7

Earnings per American Depositary Share - diluted (cents):	26	N/A	68.4	85.4

Weighted average number of shares used in computing Earnings Per Share:
Ordinary share - basic	26	2,800,000,000	3,608,743,169	4,107,485,514
Ordinary share - diluted	26	2,800,000,000	3,967,558,949	4,217,527,395
American Depositary Share - basic		N/A	45,109,290	51,343,569
American Depositary Share - diluted		N/A	49,594,487	52,719,092

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive losses	(Accumulated deficit)/ Retained earnings	Total shareholders’ (deficit)/ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	93,184	1,552	(55)	(107,735)	(9,464)
Contribution from shareholders (*)	—	—	1,157	—	—	—	1,157
Net income	—	—	—	—	—	19,572	19,572
Reorganization adjustment (#)	—	—	(18,790)	—	—	21,935	3,145

Balance as of December 31, 2003	2,800,000,000	3,590	75,551	1,552	(55)	(66,228)	14,410
Issuance of shares pursuant to initial public offering (“IPO”)	1,000,000,000	1,282	192,528	—	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group (note 6)	96,200,000	123	18,377	—	—	—	18,500
Unrealized loss on securities	—	—	—	—	(615)	—	(615)
Net income	—	—	—	—	—	33,908	33,908
Appropriation to statutory reserves	—	—	—	7,900	—	(7,900)	—

Balance as of December 31, 2004	3,896,200,000	4,995	260,867	9,452	(670)	(40,220)	234,424
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group (note 6)	304,155,503	390	47,157	—	—	—	47,547
Issuance of shares on exercise of employee share options	24,176,602	31	4,619	—	—	—	4,650
Unrealized loss on securities (**)	—	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	—	386	—	386
Net income	—	—	—	—	—	45,006	45,006
Appropriation to statutory reserves	—	—	—	1,944	—	(1,944)	—

Balance as of December 31, 2005	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110

*	Contribution from shareholders primarily represents contribution of working capital as well as allocation of certain corporate expenses.

#	Reorganization adjustment for the year ended December 31, 2003 represents the carve-out of six non-core internet business entities from the Group in connection with the pre-initial public offering (“pre-IPO”) corporate reorganization (“Reorganization”), which was completed on September 26, 2003.

**	During the year ended December 31, 2005, unrealized gains of US$450,000 were realized upon disposal of two available-for sale securities.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	19,572	33,908	45,006
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	629	5,614	975
Amortization of premium on debt securities	—	298	383
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Depreciation	3,016	4,544	6,977
Deferred income tax	(274)	(74)	18
Exchange gain, net	—	—	(1,132)
Interest on advances from TOM Group Limited (“TOM Group”) and its subsidiaries	394	—	—
Corporate expenses recharged by TOM Group	923	—	—
Loss on disposal of property and equipment	91	9	94
Gain on disposal of available-for-sale securities	—	—	(450)
Loss on issuance of shares by a subsidiary	—	—	69
Minority interests	127	304	221
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(8,337)	(10,443)	(5,764)
Prepayments	(913)	(2,892)	(1,144)
Deposits and other receivables	(568)	69	(368)
Due from related parties	226	(35)	(30)
Inventories	1,493	(84)	62
Long-term prepayments and deposits	(361)	63	(82)
Accounts payable	623	(1,085)	1,684
Other payables and accruals	2,148	2,499	5,140
Income tax payable	2	24	(409)
Deferred revenues	(1,320)	(374)	(54)
Due to related parties	711	346	(879)

Net cash provided by operating activities	19,669	33,759	51,008

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Cash flow from investing activities:
Payments for purchase of property and equipment	(4,790)	(9,175)	(9,843)
Cash paid for short-term bank deposits	—	—	(1,878)
Cash paid for entrusted loan provided to a related party	—	—	(2,461)
Receipt from a related party for repayment of the entrusted loan	—	—	2,461
Payments for purchase of intangible assets	—	(1,663)	—
Payment for investment under cost method	—	(1,494)	—
Net cash acquired from/(used in) acquisition of subsidiaries	3,721	(14,884)	(99,937)
Cash disposed with spin-off	(1,689)	—	—
Payments for investment in available-for-sale securities	—	(118,883)	—
Receipt on disposal of available-for-sale securities	—	—	16,392

Net cash used in investing activities	(2,758)	(146,099)	(95,266)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of share options, net of expenses	—	169,024	4,650
Payments for IPO shares issuing expenses	—	—	(803)
Repayment to related parties	(1,027)	—	—
Cash received from issuance of shares by a subsidiary, net of issuing expenses	—	—	3,985
Bank loan, net of handling charges	—	—	56,886
Partial repayment of bank loan	—	—	(901)

Net cash (used in)/provided by financing activities	(1,027)	169,024	63,817

Net increase in cash and cash equivalents	15,884	56,684	19,559
Cash and cash equivalents, beginning of year	6,752	22,636	79,320
Foreign currency translation	—	—	990

Cash and cash equivalents, end of year	22,636	79,320	99,869

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Supplemental disclosures of cash flow information
Cash (paid)/received during the year:
Cash paid for income taxes	(22)	(9)	(208)
Interest received from bank deposit and available-for-sale securities	74	3,985	5,552
Non-cash activities:
Property and equipment transferred from TOM Group	—	7	—
Property and equipment transferred to subsidiaries of TOM Group	292	—	—
Contribution from shareholders	1,157	—	—
Issuance of shares to Cranwood for acquisition of Puccini Group	—	18,500	47,547
Outstanding payments for listing expenses	15,000	803	—

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

TOM Online Inc. (the “Company”), a subsidiary of TOM Group Limited (“TOM Group”, formerly TOM.COM LIMITED), was incorporated in the Cayman Islands on August 28, 2001 as a company with limited liability. On March 10, 2004 and March 11, 2004, the Company became listed on the National Market of National Automated Systems Dealership and Quotation (the “NASDAQ”) in the United States and the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (the “GEM”) in Hong Kong, respectively.

On November 19, 2003, the Company, through a subsidiary, acquired 100% equity interest of Puccini International Limited (“Puccini”). Puccini provides wireless internet services in China through a variable interest entity. Puccini and its controlled entities (“Puccini Group”) were included in these consolidated financial statements from November 19, 2003.

On August 11, 2004, the Company, through a subsidiary, acquired 100% equity interest of Treasure Base Investments Limited (“Treasure Base”). Treasure Base provides wireless internet services in China through a variable interest entity. Treasure Base and its controlled entities (“Treasure Base Group”) were included in these consolidated financial statements from August 11, 2004.

On November 19, 2004, the Company, through a subsidiary, acquired 100% equity interest of Whole Win Investments Limited (“Whole Win”). Whole Win provides wireless internet services in China through a variable interest entity. Whole Win and its controlled entities (“Whole Win Group”) were included in these consolidated financial statements from November 19, 2004.

On February 24, 2005, the Company, through a subsidiary, acquired 76.29% equity interest of Indiagames Limited (“Indiagames”). On April 29, 2005, Cisco Inc. and Macromedia Inc. invested in Indiagames by subscribing new ordinary shares of Indiagames for a combined stake of 18.18% of the enlarged share capital, resulting in a dilution of the Company’s stake to 62.42% in Indiagames from that date. Indiagames publishes, develops and distributes wireless games content globally. The results of operations of Indiagames were included in these consolidated financial statements from February 24, 2005.

On August 22, 2005, the Company, through a subsidiary, entered into a joint venture with Skype Technology Limited (“Skype”) and formed Tel-Online Limited (“Tel-Online”). Tel-Online is currently developing a more customized localized version of its TOM-SKYPE instant messaging software for the Chinese market and is focusing on building a strong, large user base prior to launching premium services. The Company has determined that Tel-Online is a variable interest entity, and the Company is the primary beneficiary of Tel-Online and therefore consolidates the results of operations of the joint venture.

The Company and its controlled entities, including subsidiaries and variable interest entities, are hereinafter collectively referred to as the ‘Group’.

The Group principally provides a wide variety of online and mobile value-added services, including wireless internet services such as Short Messaging Service (“SMS”), Multimedia Messaging Service (“MMS”), Wireless Application Protocol (“WAP”), Color Ring-Back Tones (“CRBT”) and Interactive Voice Response (“IVR”) services, online advertising and a free online, PC-to-PC Instant Messaging Service (“TOM-SKYPE”) in China. The Group also provides other wireless internet services (“Mobile Games”) in China, India and elsewhere.

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Details of the Group’s principal subsidiaries and variable interest entities as at December 31, 2005 are described below:

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Beijing Super Channel Network Limited	China, Limited Liability Company	Development of software information system, computer network and website products in China	Registered capital US$13,000,000	100%

Beijing Lahiji Technology Development Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$140,000	100%

Beijing Lei Ting Wan Jun Network Technology Limited (“Beijing Lei Ting”)	China, Limited Liability Company	Provision of internet content services and telecom value-added services in China	Registered capital RMB100,000,000	100%

Puccini International Limited	Cayman Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Puccini Network Technology (Beijing) Limited	China, Limited Liability Company	Technology development in network, computer software and hardware, IVR services and communications and the provision of related consultancy services in China	Registered capital US$200,000	100%

Beijing Lei Ting Wu Ji Network Technology Limited (“Wu Ji Network”)	China, Limited Liability Company	Provision of IVR services in China	Registered capital RMB10,000,000	100%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Treasure Base Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	100 ordinary shares of US$1 each	100%

Ceng Dong Yi (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Beijing LingXun Interactive Science Technology and Development Company Limited (“LingXun”)	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Whole Win Investments Limited	British Virgin Islands, Limited Liability Company	Investment holding in China	1 ordinary share of US$1	100%

Heng Dong Wei Xin (Beijing) Technology Company Limited	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital US$150,000	100%

Startone (Beijing) Information Technology Company Limited (“Startone”)	China, Limited Liability Company	Provision of wireless internet services in China	Registered capital RMB10,000,000	100%

Beijing GreaTom United Technology Company Limited (“GreaTom”)	China, Limited Liability Company	Development of operating platform for broadband internet value-added services in China	Registered capital RMB25,000,000	90%

1.	ORGANIZATION AND NATURE OF OPERATIONS (continued)

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of issued/registered share capital	Effective interest held
Shenzhen Freenet Information Technology Company Limited (“Shenzhen Freenet”)	China, Limited Liability Company	Operates 163.net and e-mails service provider in China	Registered capital RMB23,000,000	100%

Indiagames Limited (“Indiagames”)	India, Limited Liability Company	Developer, publisher and distributor of mobile games content globally	619,756 ordinary shares of RS.10 each	62.42%

Tel-Online Limited (“Tel-Online”)	Cayman Islands, Limited Liability Company	Create, market and distribute TOM-SKYPE, a customized version of the Skype software in China and develop and maintain a TOM-SKYPE website	100 ordinary shares of US$1 each	51%

The above table lists the principal subsidiaries and variable interest entities of the Group at December 31, 2005, which in the opinion of the directors of the Company principally affect the results and net assets of the Group. To give full details of subsidiaries and variable interest entities would, in the opinion of the directors of the Company, result in particulars of excessive length.

2.	BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Certain comparative figures have been reclassified to conform to the current year presentation.

3.	USE OF ESTIMATES

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

4.	VARIABLE INTEREST ENTITIES

To comply with Chinese laws and regulations that prohibit or restrict foreign ownership of companies that provide value-added telecommunications services, which includes wireless internet services and internet content services, the Group conducts substantially all of its operations through Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone. Each of the five entities is legally owned by certain citizens of China (the “Registered Shareholders”).

Pursuant to certain contractual arrangements, Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are responsible for operating the Group’s website and have been granted the right to use the domain names, trademarks and other intellectual properties for a license fee. In addition, the Group has the exclusive right to provide technical and consulting services in exchange for service fees which equal to substantially all of the net income of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun, and Startone. The Registered Shareholders of Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone are required under their contractual arrangements with the Group to transfer their interests in Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone to the Group or the Group’s designee upon the Group’s request, provided that such transfer does not violate Chinese laws or regulations. The Group also had extended loans of US$6,886,000, US$7,968,000 and US$19,093,000 as of December 31, 2003, 2004 and 2005, respectively, to the Registered Shareholders to finance their investments. The direct equity interest in these five entities has been pledged as collateral for the loans and when permitted under Chinese laws, the loans are to be repaid by transferring the direct equity interest in these five entities to the Group.

In December 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46, revised December 2003, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46R”). FIN 46R is intended to achieve more consistent application of consolidation policies to variable interest entities to improve comparability between enterprises engaged in similar activities even if some of those activities are conducted through variable interest entities. The Group has evaluated its relationship with Beijing Lei Ting, Shenzhen Freenet, Wu Ji Network, LingXun and Startone, and has concluded that these entities are variable interest entities of the Company as the Company is the primary beneficiary.

The results of operations of these variable interest entities have been included in the Group’s consolidated financial statements.

5.	PRINCIPAL ACCOUNTING POLICIES

(a)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its controlled operating entities including the subsidiaries and the variable interest entities.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meeting of directors.

Variable interest entities are those entities in which the Company, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with ownership of the entities, and therefore the company is the primary beneficiary of these entities.

Acquisitions of subsidiaries or variable interest entities are accounted for using the purchase method of accounting. The results of a subsidiary acquired and a new variable interest entity set up during the year are included in the consolidated statements of operations from the effective date of acquisition.

All significant inter-company balances and transactions within the Group have been eliminated on consolidation.

(b)	Cash and cash equivalents

Cash and cash equivalents are carried at cost and represent cash on hand, demand deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less as of the purchase date of such investments.

(c)	Short-term bank deposits

Short-term bank deposits represents 12 months certificate of deposits with Indian banking institutions, bearing interest rates between 5.0% and 6.30%.

(d)	Accounts receivable, net

An allowance for doubtful debts is provided based on an ageing analysis of accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness and industry trend analysis. The Group also makes a specific allowance if there is strong evidence showing that the receivable is likely to be irrecoverable. Accounts receivables in the balance sheet are stated net of such allowance.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(e)	Inventories

Inventories represent finished goods and work in progress. Inventories are stated at the lower of cost and net realizable value. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(f)	Available-for-sale securities and Restricted securities

Investments in available-for-sale securities are stated at fair values, with unrealized gains or losses, net of tax, recorded directly into equity as other comprehensive income/(loss). Realized gains and losses and decline in value judged to be other-than-temporary, if any, on available-for-sale securities are recorded as gain/(loss) on disposal of available-for-sale securities and impairment of available-for-sale securities respectively under other income/(expenses) in the consolidated statement of operations. Interest income from available-for-sale securities are reported in interest income.

When determining whether a decline in value of an available-for sale security is other-than temporary, the Company evaluates current factors including the economic environment, market conditions, operational performance, near term prospects and other specific factors relating to the business underlying the securities.

Restricted securities are those securities distinguished from available-for-sale securities as being pledged and set aside as collateral for securing other sources of finance, such as a bank loan facility.

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and provision for impairment, if any.

Property and equipment are depreciated at rates sufficient to write off their cost less provision for impairment, if any, over their estimated useful lives on a straight-line basis. Management considers that property and equipment have no significant residual value. The estimated useful lives are as follows:

Computer hardware and software	36-60 months
Furniture and office equipment	60-80 months
Motor vehicles	48-60 months
Leasehold improvements	The shorter of their useful lives or over the lease terms

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(g)	Property and equipment, net (continued)

Expenditure for maintenance and repairs is expensed as incurred. The carrying value of the assets is assessed regularly and/or when factors indicating impairment are present. If the total of the expected future undiscounted cash flow is less than the carrying value, an indication of impairment is present and a loss is recognized in the consolidated statement of operations for the difference between the fair value and the carrying value of the assets.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statement of operations.

(h)	Goodwill, net

Goodwill represents the excess of the cost of acquisition (comprising purchase price and professional costs) over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries or variable interest entities.

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In 2004, goodwill impairment test was carried out at the reporting unit level. The major reporting units identified were our wireless internet services businesses, Puccini, acquired in 2003 and Treasure Base and Whole Win, acquired in 2004, which had not been fully integrated in our main China operations in 2004. For our 2005 impairment tests, the whole of the Group’s wireless internet services business in China was taken as the reporting unit, as a result of successful completion of operational and managerial integration and the focus of our chief operating decision maker on the wireless internet services business as a whole rather than by entity. Goodwill relating to Indiagames was tested separately for impairment.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(i)	Intangibles, net

Intangibles, which primarily include partnership contracts, domain names, core technology, developed technology, completed technology, subscriber list, trademarks, brand names, customer bases, non-competition agreements and operating licenses arising from the acquisitions of subsidiaries and variable interest entities were initially recognized and measured at fair value upon acquisition. Intangibles are amortized over their estimated useful lives of three months to five years. The amortization methods and estimated useful lives of intangibles are reviewed regularly.

Identifiable intangibles are required to be determined separately from goodwill based on fair value. In particular, an intangible which is acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion.

An intangible asset that is subject to amortization shall be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The Group evaluates recoverability of an intangible asset to be held and used by comparing the carrying amount of the intangible asset to the expected future net undiscounted cash flows resulting from its use. An intangible asset is considered to be impaired if its carrying amount is greater than the sum of its future net undiscounted cash flows resulting from its use. The impairment loss is measured as the amount by which the carrying amount of the intangible asset exceeds the fair value of the intangible asset calculated using a discounted cash flows analysis.

(j)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from the asset’s use and eventual disposition. An impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

(k)	Revenue recognition

The Group derives revenues from provision of wireless internet services, advertising and commercial enterprise solutions. Revenues derived from internet access were last recognized in the first quarter of 2004. The Group recognizes its revenues net of related business taxes and value-added taxes.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Wireless internet services

Wireless internet services revenues are derived principally from providing mobile phone users in China with SMS, MMS, WAP, IVR and CRBT value-added services. These include news subscriptions, music, entertainment, sports information, mobile e-mail, dating service, picture downloads, wallpaper, mobile games, ring tones, logo downloads, chat rooms and access to music files. A small portion of our wireless internet services revenues are derived from mobile games provided by our Indiagames subsidiary.

Wireless internet services are billed on a per message, or per download or on monthly subscription basis.

In China, these services are delivered to the Group’s customers through the platform of various subsidiaries of China Mobile Communications Corporation (“China Mobile”) and China United Telecommunications Corporation (“China Unicom”). Revenues retained by China Mobile and China Unicom are calculated based on agreed percentages of revenues generated from the wireless data services of the Group. Revenues from wireless internet services are recognized as the services are rendered and are recorded based on the gross amounts billed to the end customers as the Group markets, supports and contracts for its services directly with the end customers.

The Group purchases certain portal content from independent content providers. Certain of these agreements determine the fees payable for content provided based on a percentage of revenues of the Group generated from the use of the content. The Group records its revenues inclusive of fees to be paid to content providers as the Group acts as the principal in these arrangements by having the ability to determine the fees charged to the users and being the primary obligator to the users with respect to providing the content services. The fees paid/payable to the content providers are included in cost of services.

From our Indiagames subsidiary, mobile games services are delivered to customers through the platform of various mobile telecommunication operators. Revenues retained by the mobile telecommunication operators are calculated based on agreed percentages of revenues generated based on the number of downloads and active subscriptions. Revenues from mobile games services are recognized net of mobile telecommunication operators’ revenue share as Indiagames markets, supports and contracts for its services directly with the mobile telecommunication operators and not the mobile phone users.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Advertising

In 2005, as well as 2004, the Group derives its advertising services revenues from placing online advertisements for its customers such as banners, links and logos on the Group’s websites in China.

Revenues from online advertisements are derived from written contracts with customers that include the related fee, payment terms and provide persuasive evidence of the arrangement. The majority of the advertising contracts are for the provision of online advertisement for a fixed period of time with no guaranteed minimum impression level. Revenues from these contracts are recognized based on the time period the advertisement is displayed. Certain of the Group’s online advertising contracts do not include a fixed delivery pattern for the advertising. In these situations, revenues are deferred until completion of the contract. In all contracts, there are no future obligations after the completion of the contract and no rights of refund related to the impression levels. The Group engaged in very few advertising barter transactions in 2003, 2004 and 2005 and no revenues or costs were recorded.

In 2003 and earlier, offline advertising revenues were related to services provided under advertising contracts that were for a fixed period of time, generally less than one year. Revenues were recognized over the period the advertisement was displayed, provided no significant obligations remained. No offline advertising revenue was recognized after September 26, 2003, when offline advertising business was carved out from the Group upon the Reorganization.

Commercial enterprise solutions and others

The Group recognizes commercial enterprise solutions and others revenue on a gross basis, inclusive of computer hardware purchase costs that are passed through to our clients.

In 2005, our commercial enterprise solutions revenue is primarily derived from providing technical and consulting services with respect to the internet-related computer hardware and software needs of our clients. A minor portion of revenues is derived from the provision of other services such as e-commerce and fee-based email.

Prior to 2005, commercial enterprise solutions and others revenue was principally derived from provision of integrated enterprise solutions and resale of computer equipment. Integrated enterprise solutions included design and implementation of pricing and management systems and purchasing and installation of computer hardware and software. The contracts were accounted for as one unit of accounting as the criteria for separation were not met, and revenue for billed amounts was recognized when customer’s acceptance was obtained provided that no significant obligations remained. For amounts billed after acceptance, revenue was recognized upon cash receipt due to uncertainty of collectibility.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(k)	Revenue recognition (continued)

Internet access

Internet access services had been phased out completely and no revenues were derived or recognized in 2005. The last revenues were recognized during the first quarter of 2004 after the Group stopped selling internet access cards since the fourth quarter of 2002. Internet access revenues were derived from the sales of prepaid cards that provide access to the Internet through various service providers. The Group sold cards that offer unlimited usage over a fixed period of time and cards that offer fixed access usage subject to an expiry date. When the unlimited usage cards were sold separately, revenue was recognized ratably over the fixed period of time. For usage-based cards, or in situations where both types of cards were sold together, the Group recognized revenue to the extent of costs incurred from the service providers during that period and the remaining revenue was recognized upon expiration of the cards.

(l)	Cost of revenues

Costs of services

Costs of services includes service fees retained by and transmission fees payable to the mobile telecommunication operators in China, costs of direct product promotion and marketing, staff bonuses and commissions that are based on revenues, bandwidth leasing charges, internet access fees, channel alliance fees, handset manufacturers alliance fees, royalty payments, content fees, depreciation, portal content production, wireless internet services and games development staff costs, website and platform maintenance costs and other production costs.

Cost of goods sold

Costs of good sold consists of the costs of consumer products, computer hardware and software that the Group sold to its commercial enterprise solutions customers.

(m)	Product development expenses

The Company accounts for website development costs under SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”) and capitalizes, if criteria under SOP 98-1 are met, material direct costs of materials and services consumed in developing or obtaining internal-use computer software during the application development stage. Costs incurred in the enhancement of the Company’s website and the classification and organization of listings within Internet properties and enhancements to existing products are charged to product development expenses as incurred. We have not capitalized any product development expense as the criteria for capitalization are not met.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(n)	Stock-based compensation expenses

In accordance with the provision of SFAS No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure”, the Group has chosen to disclose the provisions related to employee share options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the common share on the measurement date, which is typically the grant date, and is expensed ratably over the service period, which is typically the vesting period. Pro forma disclosure required under SFAS No. 123 “Accounting for Share-Based Compensation” (“SFAS No. 123”) is disclosed in note 29(f).

(o)	Income taxes

The Company accounts for income tax using SFAS No. 109 “Accounting for Income Taxes”, which requires the asset and liability approach for financial accounting and reporting for income taxes. Under this approach, deferred income taxes are provided for the estimated future tax effects attributable to temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, and for the expected future tax benefits from loss carry-forwards and provisions, if any. Deferred tax assets and liabilities are measured using the enacted tax rates expected in the years of recovery or reversal and the effect from a change in tax rates is recognized in the statement of operations in the period of enactment. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

(p)	Contribution Plan and Statutory Reserves

China Contribution Plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a China government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is also required to make contributions to the plans out of the amounts accrued for medical and pension benefits. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(p)	Contribution Plan and Statutory Reserves (continued)

India Employee Benefits Schemes

Gratuity Plan: In accordance with Indian law, Indiagames provides for a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and completion of at least 5 years of employment with Indiagames. Indiagames provides for the gratuity benefit through actuarially determined valuations and the unfunded accumulated benefit obligation is recognized. No funds are set aside for payment of the gratuity accrual up to December 31, 2005.

Provident Fund: In accordance with Indian Law, all employees in India are entitled to receive benefits under the Employees Provident Fund Act, 1952, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12%) of the employee’s basic salary. Indiagames has no further obligations under the plan beyond the monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to income in the period in which they are incurred.

China Statutory Reserves

Certain subsidiaries and variable interest entities of the Group are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of the after-tax net income determined in accordance with the PRC GAAP. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Other statutory reserves are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(q)	Advertising expenses

The Group recognizes advertising expenses in accordance with American Institute of Certified Public Accountants (“AICPA”) SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled US$2,013,000, US$5,778,000 and US$5,793,000 during the years ended December 31, 2003, 2004 and 2005.

(r)	Minority interests

Minority interests represent the proportionate equity interests of minority shareholders in the Group’s consolidated entities which are not wholly-owned. As at December 31, 2005, minority shareholders respectively held 49%, 37.58% and 10% interests in Tel-Online, Indiagames and Greatom.

(s)	Earnings per ordinary share (“EPS”) and per American Depository Share (“ADS”)

Basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is computed by dividing net profit attributable to shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasure stock method) and contingently issuable shares in relation to business acquisition.

Earnings per ADS are computed by multiplying the EPS by 80, which is the number of ordinary shares represented by each ADS.

(t)	Translation of foreign currencies

The functional currency of the Group excluding indiagames, one of our subsidiaries, is Renminbi (“RMB”). The functional currency of Indiagames is the Indian Rupee (“RS”).

Transactions of the Group excluding Indiagames denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities of the Group excluding Indiagames denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Exchange differences are included in the statements of operations.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(t)	Translation of foreign currencies (continued)

Transactions of Indigames denominated in currencies other than RS are translated into RS at the exchange rate quoted by the State Bank of India prevailing on the date of transactions. Monetary assets and liabilities of Indigames denominated in currencies other than RS are translated into RS using the applicable exchange rates quoted by the State Bank of India at the balance sheet date. Exchange differences are included in the statement of operations of Indiagames.

For consolidation purpose, the financial statements of Indiagames are translated into RMB, using exchange rates quoted by the PBOC at the balance sheet date for assets and liabilities and average exchange rates during the reporting year for the statements of operations. Translation adjustments are reflected as accumulated other comprehensive losses in the shareholders’ equity.

The Group’s consolidated financial statements are translated into the reporting currency, the United States Dollar (“US$”), using exchange rates quoted by the PBOC at the balance sheet dates for assets and liabilities and average exchange rates during each reporting year for the consolidated statements of operations. Translation adjustments resulting from translation of these consolidated financial statements are reflected as accumulated other comprehensive losses in the shareholders’ equity.

(u)	Segmental reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements. The Group operates in three principal business segments in 2005, namely wireless internet services, online advertising and commercial enterprise solutions and others.

(v)	Comprehensive (loss)/income

Comprehensive (loss)/income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding those resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive losses of the Group represent the cumulative foreign currency translation adjustment and unrealized losses on investments in available-for-sale securities.

5.	PRINCIPAL ACCOUNTING POLICIES (continued)

(w)	Recent accounting pronouncements

In December 2004, SFAS 123 “Share-Based Payment,” or SFAS 123R, was issued by the Financial Accounting Standards Board (“FASB”). This statement replaces SFAS123 “Accounting for Stock-Based Compensation,” and requires that the costs resulting from all share-based compensation transactions be recognized in the financial statements. SFAS No. 123R applies to all share-based compensation transactions in which an entity acquires goods and services by issuing or offering to issue its shares, share options, or other equity instruments or by incurring liabilities to an employee or other supplier (a) in amounts based, at least in part, on the price of the entity’s shares or other equity instruments or (b) that require or may require settlement by issuing the entity’s equity shares or other equity instruments. SFAS 123R is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005, for public entities that do not file as small business issuers. Effective from January 1, 2006, we have adopted the modified prospective method under SFAS 123R and recognize the share-based compensation costs based on the fair values of the awards in the consolidated financial statements on a prospective basis.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154) which replaces APB Opinion No. 20 “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements—An Amendment of APB Opinion No. 28”. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods’ financial statements of changes in accounting principle and corrections of errors, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and are required to be adopted by the Company in the first quarter of fiscal year 2006. The Company considers that the adoption of SFAS 154 will not have material impact on its consolidated results of operations and financial condition.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” which amends FASB Statements No. 133 “Accounting for Derivative Instruments and Hedging Activities”, and No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is currently evaluating the effect that the adoption of SFAS 155 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

6.	BUSINESS COMBINATIONS

(a)	Acquisition of Puccini Group

Effective November 19, 2003, the Group acquired 100% equity interest of Puccini Group from Cranwood Company Limited (“Cranwood”), a 24.5% shareholder of TOM Group, and an initial management shareholder of the Company immediately following the completion of the Company’s global offering, for a total consideration of US$132,094,000. Through a series of contractual arrangements, Puccini is the primary beneficiary of a wireless internet services company, namely Wu Ji Network. Wu Ji Network is a domestic limited liability company incorporated in China on July 31, 2002 and is principally engaged in the provision of wireless IVR services to customers in China. The acquisition helps the Group to grow its IVR business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Wu Ji Network have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2003.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	4,129
Other current assets	273
Property and equipment, net	416
Other non-current assets	41
Intangibles	5,040
Goodwill	125,412
Liabilities assumed	(2,551)

132,760

Professional costs	(666)
Initial consideration paid by shares	(18,500)
Earn-out consideration paid by shares in 2005	(47,547)
Earn-out consideration paid by cash in 2005	(66,047)

(132,760)

6.	BUSINESS COMBINATIONS (continued)

(a)	Acquisition of Puccini Group (continued)

The excess of the acquisition cost (comprising the purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of one year.

The payment of the consideration to Cranwood was structured such that half of the total consideration was to be paid in cash and the remaining balance was to be satisfied by the issue of the Company’s shares. Accordingly, in April 2005, the Company paid off the earn-out consideration for the acquisition of Puccini Group, totaling US$113,594,000. The cash portion of the earn-out amounted to US$66,047,000 while the new shares in the Company, issued and allotted to Cranwood, totaled 304,155,503 ordinary shares with a total value of US$47,547,000.

(b)	Acquisition of Treasure Base Group

Effective August 11, 2004, the Group acquired 100% equity interest of Treasure Base Group from Monit Holdings Corporation, Aosta Holdings Corporation, and Windstorm Limited, for a maximum consideration of RMB550,000,000 (equivalent to US$66,420,000). Through a series of contractual arrangements, Treasure Base is the primary beneficiary of a wireless internet services company, namely LingXun. LingXun is a domestic limited liability company incorporated in China in September, 2002, and is principally engaged in the provision of wireless internet services to customers in China. The acquisition helps the Group to grow its wireless internet services business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of LingXun have been included in the Group’s consolidated financial statements from the acquisition date of August 11, 2004.

The purchase consideration comprised of the following:

•	an initial consideration, amounts to US$33,034,000, that is equal to 4.5 times Treasure Base’s 2004 audited combined after-tax profit; and

•	an earn-out consideration, amounts to US$16,615,000, that is equal to 1.75 times Treasure Base’s 2005 audited combined after-tax profit.

6.	BUSINESS COMBINATIONS (continued)

(b)	Acquisition of Treasure Base Group (continued)

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	5,880
Other current assets	1,381
Property and equipment, net	175
Intangibles	710
Goodwill	43,462
Current liabilities	(1,700)

49,908

Professional costs	(259)
Initial consideration paid in 2004	(18,077)
Initial consideration paid in 2005	(14,957)
Earn-out consideration payable in 2006	(16,615)

(49,908)

The excess of the acquisition cost (comprising the consideration and the professional cost) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

A prepayment to the initial consideration amounting to US$18,077,000 was made in 2004, and in May 2005, the Company paid US$14,957,000 cash to satisfy the remaining balance of the initial consideration.

Pursuant to SFAS 141 “Business Combinations”, the earn-out consideration was considered contingent consideration and was not reflected in the consolidated financial statements of the Group as at December 31, 2004. As at December 31, 2005, the 2005 audited combined after-tax profit of Treasure Base has been ascertained and accordingly, the Company expects to make a cash payment of US$16,615,000 during the first half of 2006, to settle the earn-out consideration. The amounts of consideration payable and additional goodwill related to Treasure Base have been reflected in our 2005 consolidated financial statements.

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group

Effective November 19, 2004, the Group acquired 100% equity interest of Whole Win Group from Key Result Holdings Limited (“Key Result”), for consideration of RMB60,000,000 (equivalent to US$7,231,000). Through a series of contractual arrangements, Whole Win is the primary beneficiary of a wireless internet services company, namely Startone. Startone is a domestic limited liability company incorporated in China in December, 2002 and is principally engaged in the provision of WAP services to customers in China. The acquisition helps the Group to grow its WAP business in China.

The acquisition has been accounted for using the purchase method of accounting and the results of the operations of Startone have been included in the Group’s consolidated financial statements from the acquisition date of November 19, 2004.

The final allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	107
Other current assets	936
Property and equipment, net	30
Intangibles	221
Goodwill	6,021
Current liabilities	(26)

7,289

Professional costs	(58)
Initial consideration paid in 2004	(2,169)
Earn-out consideration paid in 2005	(5,062)

(7,289)

6.	BUSINESS COMBINATIONS (continued)

(c)	Acquisition of Whole Win Group (continued)

The excess of the acquisition cost (comprising purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill. The goodwill is not deductible for tax purposes. Identifiable intangible assets, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives of three months.

The earn-out consideration payable amounted to US$5,062,000 as at December 31, 2004, and in May 2005, the Company made the final cash payment to Key Result.

(d)	Acquisition of Indiagames Limited

Effective February 24, 2005, the Company, through its wholly-owned subsidiary TOM Online Games Limited, completed the acquisition of 76.29% of the issued and paid-up share capital of Indiagames by paying US$13,732,000 cash as consideration (of which US$300,000 represent tax warranties given by the founder of Indiagames, are currently held in escrow and accounted for as restricted cash in the consolidated balance sheets). Pursuant to the Sales and Subscription Agreement, the Company was due to subscribe for new shares of Indiagames for US$4,000,000 which would have increased its ownership interest to 80.6%. Indiagames is a limited liability company incorporated in India in February, 2000, and is principally engaged in the publication, development and distribution of mobile games globally. The acquisition of Indiagames helps the Company to grow its wireless games content services business in India and overseas market.

The acquisition has been accounted for using the purchase method of accounting and the results of operations of Indiagames, to the extent of our ownership interest, have been included in the Group’s consolidated financial statements from the acquisition date of February 24, 2005.

6.	BUSINESS COMBINATIONS (continued)

(d)	Acquisition of Indiagames Limited (continued)

The allocation of the purchase price is as follows:

(in thousands of U.S. dollars)
Cash and bank balances	313
Other current assets	2,989
Property and equipments	90
Intangible assets	772
Goodwill	11,695
Current liabilities	(1,313)
Minority interests	(493)

14,053

Professional costs	(321)
Cash paid, excluding cash under escrow	(13,432)
Cash paid, held under escrow	(300)

(14,053)

The excess of the acquisition cost (comprising purchase price and the professional costs) over the fair value of identifiable assets acquired and liabilities assumed amounting to US$11,695,000 was recorded as goodwill. Identifiable intangible assets amounting to US$772,000, the valuation of which was performed by an independent valuer, were recognized and measured at fair value upon acquisition and amortized over their useful lives.

On April 29, 2005, the Company announced the participation of Cisco Systems Inc. (“Cisco”) and Macromedia Inc. (“Macromedia”) in the financing of Indiagames under a Subscription and Shareholders Agreement. Cisco and Macromedia invested US$4,000,000 for a combined stake of 18.18% in Indiagames, through a subscription for newly issued shares. The Company’s ownership interest in Indiagames was diluted to 62.42% from that date, resulted in an overall loss of US$69,000 after reducing goodwill and intangible assets related to Indiagames in our consolidated balance sheets by US$2,126,000 and US$110,000, respectively. As part of the agreement for Cisco and Macromedia to invest in Indiagames, the Company was released from its commitment to subscribe for new shares of Indiagames as stated in the original Sales and Subscription Agreement.

6.	BUSINESS COMBINATIONS (continued)

(e)	Unaudited pro forma consolidated financial information

Disclosure for the year ended December 31, 2004

The following unaudited pro forma consolidated financial information for the years ended December 31, 2003 and 2004, as presented below, reflects the results of operations of the Company assuming the acquisitions of Treasure Base Group and Whole Win Group occurred on January 1, 2003 and 2004 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2003 and 2004 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2003	2004
	(unaudited and in thousands of U.S. dollars)
Revenues	86,344	133,210
Operating income	22,896	36,453
Net income attributable to shareholders	22,583	39,286
Earnings per ordinary share - basic (cents)	0.81	1.09
Earnings per ordinary share - diluted (cents)	N/A	0.99
Earnings per ADS - basic (cents)	64.5	87.1
Earnings per ADS - diluted (cents)	N/A	79.2

6.	BUSINESS COMBINATIONS (continued)

(e)	Unaudited pro forma consolidated financial information (continued)

Disclosure for the year ended December 31, 2005

The following unaudited pro forma consolidated financial information for the year ended December 31, 2004 and 2005, as presented below, reflects the results of operations of the Company assuming the acquisitions of Indiagames occurred on January 1, 2004 and 2005 respectively, and after giving effect to the purchase accounting adjustments. These pro forma results have been prepared for information purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on January 1, 2004 and 2005 respectively, and may not be indicative of future operating results.

	Year ended December 31,
	2004	2005
	(unaudited and in thousands of U.S. dollars)
Revenues	125,924	173,009
Operating income	32,051	41,256
Net income attributable to shareholders	34,245	45,069
Earnings per ordinary share - basic (cents)	0.95	1.10
Earnings per ordinary share - diluted (cents)	0.86	1.07
Earnings per ADS - basic (cents)	75.9	87.8
Earnings per ADS - diluted (cents)	69.1	85.5

7.	CONCENTRATION AND RISKS

(a)	Major customers

There are no revenues from customers which individually represent greater than 10% of the total revenues for the years ended December 31, 2004 and 2005.

(b)	Dependence on mobile telecommunication operators

Substantially all of the wireless internet services revenues of the Group for the years ended December 31, 2004 and 2005 are derived from co-operative arrangements with China Mobile and China Unicom (the “Chinese mobile telecommunication operators”). The Chinese mobile telecommunication operators are entitled to a percentage of the revenues earned from users of our services. If the strategic relationship with either mobile telecommunication operator is terminated or scaled-back, or if the Chinese mobile telecommunication operators alter the co-operative arrangements, the Group’s wireless internet services business might be adversely affected.

Revenues earned from customers through the Chinese mobile telecommunication operators for the years ended December 31, 2004 and 2005 were US$111,900,000, representing 91% of total revenue of the Group, and US$157,719,000, representing 91.6% of total revenue of the Group, respectively.

Amounts due from the Chinese mobile telecommunication operators as of December 31, 2004 and 2005, were US$21,990,000, representing 83% of net accounts receivable, and US$27,284,000, representing 80% of net accounts receivable, respectively.

A small portion of wireless internet services revenues are derived from co-operative arrangements with a number of foreign mobile telecommunication operators, distributing mobile games from our Indiagames subsidiary. We did not have mobile games services revenues in the year 2004.

(c)	Credit risk

The Group focuses on key customers both for advertising services and commercial enterprise solutions services and works closely with them. The Group generally does not require collateral for its accounts receivable. The Group also performs regular reviews of its accounts receivable and maintains allowances for potential credit losses. In addition, the mobile telecommunication operators bear the credit risk related to the end customers of wireless internet services.

7.	CONCENTRATION AND RISKS (continued)

(d)	Chinese market macro-economic and regulatory risks and uncertainties

The Chinese market in which the Group operates has certain macro-economic and regulatory risks and uncertainties. These uncertainties extend to the ability of the Group to operate its business, and to conduct wireless internet services, online advertising, commercial enterprise solutions and internet access services in China. Although China, since 1978, implemented a wide range of market oriented economic reforms, continued reforms and progress towards a full-market-oriented economy are uncertain. In addition, the telecommunication, information and media industries remain highly regulated. Restrictions are currently in place or are unclear regarding in what specific segments of these industries foreign-owned entities, like the Group, may operate. The Group’s legal structure and scope of operations in China could be subject to restrictions that could result in severe limits to the Group’s ability to conduct business in China.

(e)	Other markets macro-economic and regulatory risks and uncertainties

The Group operates its mobile games subsidiary, Indiagames, in India and Indiagames is subject to certain macro-economic and regulatory risks and uncertainties in that country. These uncertainties extend to the ability of the Group to operate its mobile games publishing, development and distribution business in India. Although one of the driving forces of the Indian economy is their strength in information technology, uncertainty remains, but not limited to, as to the regulatory, competitiveness and labor factors. On a global scale, excluding China and India, the Group may be subject to restrictions that could result in severe limits to Indiagames’ ability to conduct mobile games business in its chosen markets.

(f)	Other risks

Majority of the Group’s sales, purchases and expenses transactions are generally denominated in RMB and a significant portion of the Group’s assets and liabilities is denominated in RMB. The RMB is not freely convertible into foreign currencies. In China, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the PBOC. Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

Our Indian subsidiary, Indiagames, generates a significant portion of its revenues from international sales in US$ and EURO, with the remaining local sales denominated in the local currency, the RS. In addition, most of its licensing and royalties expenses are to the account of foreign providers. To minimize foreign exchange exposure risk, Indiagames has foreign currency bank accounts in each of the said currencies.

7.	CONCENTRATION AND RISKS (continued)

(f)	Other risks (continued)

On July 21, 2005, the PBOC announced a 2.1% revaluation of the RMB to US$ (or from roughly a RMB8.28 exchange rate to roughly RMB8.11 per US$), and a new system to set the value of the RMB against an unspecified basket of currencies. To the extent that the revaluation of the RMB is sustained at current levels, relative to the US$, we would expect our revenues on a US$ basis to be impacted roughly in-line to slightly lower (due to contribution from non-RMB results of Indiagames) with movement of the RMB exchange rates against the US$ and no material fluctuation in the exchange rate between the US$ and RMB. On December 31, 2005, the exchange rate stood at roughly RMB8.07 per US$.

The Group’s policy is for each operating entity to borrow in the local currency, where possible, in order to minimize currency risk.

8.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Accounts receivable, gross	29,533	37,883
Provision for doubtful accounts receivable	(3,164)	(3,933)

Accounts receivable, net	26,369	33,950

The aging analysis of the accounts receivable of the Group is set out below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	10,302	14,229
31-60 days	5,893	7,323
61-90 days	5,091	5,122
Over 90 days	5,083	7,276

Accounts receivable, net	26,369	33,950

The majority of the Group’s sales are on open account terms and in accordance with terms specified in the contracts governing the relevant transactions. Wireless internet services revenues are collected from the mobile telecommunication operators in arrears.

8.	ACCOUNTS RECEIVABLE, NET (continued)

Movement of allowance for doubtful accounts receivable for the years ended December 31, 2004 and 2005 are as below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Balance at January 1	(2,420)	(3,164)
Charged to expenses	(761)	(691)
Write-off of receivable balances and corresponding provisions	17	5
Exchange adjustment	—	(83)

Balance at December 31	(3,164)	(3,933)

9.	RESTRICTED CASH

Restricted cash of US$300,000 represents money held in escrow pursuant to tax warranties provided by the founder of Indiagames Limited. The tax warranties are effective for a period of 2 years starting from the share subscription closing date of April 29, 2005. As at December 31, 2005, the restricted cash is classified as a current assets of the Company in the consolidated balance sheets.

10.	PREPAYMENTS

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Prepayment for content	2,165	3,191
Portal facility prepayment	181	253
Fixed asset purchase prepayment	262	113
Tax prepayment	439	424
Prepaid marketing expense	183	1,456
Others	886	616

Total	4,116	6,053

11.	DEPOSITS AND OTHER RECEIVABLES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Rental deposits	277	581
Advances to staff	572	74
Interest receivable	1,348	1,627
Others	146	221

Total	2,343	2,503

12.	DUE FROM/TO RELATED PARTIES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Due from:
Fellow subsidiaries	155	153
Related companies	4	36

Total	159	189

Due to:
Parent company	19,456	19,281
Fellow subsidiaries	874	63
Related companies	1	86

Total	20,331	19,430

The balances due from fellow subsidiaries and related companies are unsecured, non-interest bearing and have no fixed terms of repayment.

On September 2, 2005, the Company through its variable interest entity, Beijing Lei Ting made a secured loan (by way of an entrusted loan) in the sum of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest). The loan bore interest at 7% per annum and had a maturity date of September 1, 2006. On December 31, 2005, the Company collected the loaned sum plus net interest approximating US$54,000.

12.	DUE FROM/TO RELATED PARTIES (continued)

The balance due to our parent company is unsecured and is repayable on demand after December 31, 2004, bearing interest at the rate of 1.65% per annum over the Hong Kong Interbank Offered Rates since January 1, 2004. Prior to January 1, 2004, the balance due to parent company was unsecured and non-interest bearing. However, estimated imputed interest charges on the balance due to parent company were calculated using the weighted average interest rate of 2.28% and 1.59% for the years ended December 31, 2002 and 2003 respectively and were capitalized as paid-in capital.

During the year ended December 31, 2003, 2004 and 2005, interest charges on the balance due to our parent company amounted to US$394,000, US$428,000 and US$939,000 respectively.

13.	AVAILABLE-FOR-SALE AND RESTRICTED SECURITIES

In April 2004, the Company purchased a portfolio of marketable debt securities for a consideration of US$118,883,000 including accrued interest of US$1,500,000 in cash. The maturity date ranges from March 2008 to November 2011, and the coupon interest rate ranges from 2.25% per annum to 8% per annum (Upon disposal of certain securities as mentioned below, the maturity date ranges from March 2008 to August 2009, and the coupon interest rate ranges from 2.25% per annum to 5.375% per annum). The Company’s investment in marketable debt securities is classified as available-for-sale securities.

On April 22, 2005, the Company sold certain available-for-sale securities and received the proceeds totaling US$16,392,000 on the same date. Gains on disposal amounted to US$450,000. Also, during the same month, the Company pledged and set aside certain securities with a face value of US$60,000,000 (the “restricted securities”) as collateral for a 4-year bank loan facility. As at December 31, 2005, the restricted securities had a market value of US$59,122,000. Details of the bank loan are presented in note 21.

The aggregate fair value of the available-for-sale and restricted securities was US$97,641,000 as of December 31, 2005. For the year ended December 31, 2005, the Company recorded US$2,903,000 of unrealized losses on its available-for-sale and restricted securities in other comprehensive losses and US$3,622,000 of interest income in the consolidated statements of operations.

14.	INVESTMENT UNDER COST METHOD

On July 23, 2004, the Company entered into a share subscription agreement to acquire a 13.95% equity interest (or 1,494,030 convertible redeemable participating Preferred Shares of the enlarged share capital) in Sichuan Great Wall Software Group (“Sichuan Greatwall”) for a consideration of US$1,494,000. This investment is accounted for using the cost method of accounting as the Company does not have significant influence on the operations and management of Sichuan Greatwall. For the year ended December 31, 2005, following impairment tests, it was concluded that no impairment occurred in the carrying value of this investment.

15.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Computer hardware and software	23,463	30,844
Furniture and office equipment	784	1,133
Motor vehicles	279	284
Leasehold improvements	1,589	2,296

	26,115	34,557
Less: Accumulated depreciation	(11,725)	(16,748)
Less: Provision for impairment(#)	(2,463)	(2,463)

Net book value	11,927	15,346

#	For the year ended December 31, 2001, we recognized impairment charges of US$2,960,000 mainly to write off certain computer hardware and software equipment owned by Shenzhen Freenet due to the overall decline in industry growth rates and negative industry and economic trends. In 2003, the provision balance decreased to US$2,463,000 due to the disposal of certain equipment.

During the years ended December 31, 2003, 2004 and 2005, the depreciation charges of the Group amounted to US$3,016,000, US$4,544,000 and US$6,977,000, respectively.

16.	GOODWILL, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Cost:
Beginning of year	43,576	201,856
Goodwill arising from acquisitions(*)	158,280	26,184

End of year	201,856	228,040
Accumulated amortization and provision for impairment:
Beginning of the year	43,362	43,362

End of year	43,362	43,362
Net book value:
End of year	158,494	184,678

Beginning of year	214	158,494

*	Goodwill arising from acquisitions totaling US$158,280,000 during the year ended December 31, 2004 includes US$125,412,000 in connection with Puccini, US$26,847,000 in connection with Treasure Base, and US$6,021,000 in connection with Whole Win.

On February 24, 2005, date of the acquisition of Indiagames, we recorded goodwill of US$11,695,000. On April 29, 2005, goodwill related to Indiagames was adjusted downward by US$2,126,000 as a result of the dilution of our interest in Indiagames, following the investment by Cisco and Macromedia in our Indian subsidiary. Accordingly, in 2005, goodwill increased by US$9,569,000 which arose from the acquisition of Indiagames and US$16,615,000 which arose from the accrual of the earn-out consideration for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

For the year end December 31, 2005, management determined that there was no impairment of goodwill based on valuations performed by an independent valuer on the Company’s wireless internet business in China and separately for Indiagames. The book value of goodwill of wireless internet business in China and Indiagames are US$175,109,000 and US$9,569,000 separately as at the December 31, 2005. The valuations were arrived at after using a combination of a market value approach (with comparisons to selected publicly traded companies operating in the same industry) and an income approach (discounted Cash Flows).

17.	INTANGIBLES, NET

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Domain names	660	660
Trademark	263	263
Customer base	692	471
Backlog	28	28
Software	1,376	1,403
Licenses	1,044	1,053
Completed technology	—	356
Core technology	—	215

	4,063	4,449
Less: Accumulated amortization	(762)	(1,440)
Less: Provision for impairment*	(1,594)	(1,594)

Net book value	1,707	1,415

*	Based on the assessment for the year ended December 31, 2004, the Group recorded a provision for impairment on the remaining carrying value of US$307,000 of certain identifiable intangibles associated with the license right of Karma Online, an online game which was promoted in the China market in 2004. The above provision for impairment was recorded as Karma Online did not succeed in its commercial launch in China.

During the year ended December 31, 2003, 2004 and 2005, the amortization expenses of the Group amounted to US$629,000, US$5,614,000 and US$975,000, respectively.

During the year ended December 31, 2004 and 2005, the company wrote off its intangible assets totalling US$5,750,000 and US$221,000 respectively on partnership contract, customer base, licences and non-compete agreement, together with the corresponding accumulated amortization of the same amount as such intangible assets were fully amortized.

18.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable of the Group is set below:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Current	901	2,609
31-60 days	138	399
61-90 days	270	323
Over 90 days	1,469	1,700

Total accounts payable	2,778	5,031

19.	OTHER PAYABLES AND ACCRUALS

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Staff costs and welfare accruals	721	2,559
Advertising expenses payable	836	811
Rental and other lease charges accruals	161	5
Internet access charges and other direct costs accruals	2,494	5,419
Business tax and other levies payable	2,678	3,180
Advances received from customers	1,106	1,709
Listing expense accruals	803	—
Professional fees on acquisitions	358	272
Interest on bank loan	—	446
Others	1,677	1,601

Total	10,834	16,002

20.	CONSIDERATION PAYABLES

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Acquisition of Puccini Group	113,594	—
Acquisition of Treasure Base Group	14,957	16,615
Acquisition of Whole Win Group	5,062	—

Total	133,613	16,615

During the second quarter of 2005, the Company has made the payments of the outstanding consideration payables totaling US$133,613,000 in connection with the acquisitions of Puccini Group, Treasure Base Group and Whole Win Group. As at December 31, 2005, the Company has a balance of US$16,615,000 of consideration payable in relation to the cash earn-out due for the acquisition of Treasure Base, as discussed in note 6 “Business Combinations”.

21.	BANK LOAN

In April 2005, the Group had pledged certain available-for-sale securities with a total face value of US$60,000,000 to secure a bank loan facility, totaling US$57,000,000 and bearing interest at 0.23% per annum over the London Inter-Bank Offered Rate (“LIBOR”). On April 29, 2005 and July 28, 2005, the Group drew down US$35,000,000 and US$22,000,000, respectively, which, after handling charges, aggregated to US$56,886,000, to fund the payment of business acquisitions. Pursuant to the loan covenants, if the aggregate principal amount of the outstanding loan exceeds 95% of the lower of the market value or face value of the secured securities, or if any of the securities has been downgraded, the Company shall prepay part of the loan or provide additional securities. As at December 31, 2005, the balance of the bank loan amounted to US$56,099,000. The balance of the bank loan will be repaid on or before April 28, 2009.

22.	SHARE CAPITAL

Company - Authorized

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2004 and 2005	10,000,000,000	12,821

Company - Issued and Outstanding

	Ordinary shares at par value US$0.001282 or HK$0.01 each
	Number of shares	US$’000
As at December 31, 2004	3,896,200,000	4,995
Issuance of shares to Cranwood as part of earn-out consideration for acquisition of Puccini Group	304,155,503	390
Issuance of shares on exercise of employee share options	24,176,602	31

As at December 31, 2005	4,224,532,105	5,416

As at December 31, 2003, the Company had an authorized share capital of 10,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$12,821,000, and an issued and fully paid share capital of 4,000,000,000 ordinary shares of par value of HK$0.01 each, totaling US$5,128,000.

Subsequent to December 31, 2003, the Company underwent a capital reorganization, with the effect of reducing issued share capital from US$5,128,000 to US$3,590,000 through repurchasing 1,300,000,000 ordinary shares and allotting 100,000,000 ordinary shares at the same consideration of US$9,750,000. The share capital of the Company has been retroactively restated for the effect of the capital reorganization from the beginning of the earliest period presented.

In March 2004, the Company issued 1,000,000,000 ordinary shares under the Global Offering, split into 800,000,000 shares under the international offering and U.S. offering and 200,000,000 shares under the Hong Kong Offering. In addition to the ordinary shares issued under the global offering, 96,200,000 ordinary shares, worth US$18,500,000, were issued at the initial public offering price, held in escrow and allotted to Cranwood by the Company to satisfy part of the initial consideration for the acquisition of Puccini Group. These ordinary shares have a par value of US$0.001282 or HK$0.01 each and the initial public offering price was US$0.19 or HK$1.50 per offer share.

22.	SHARE CAPITAL (continued)

On April 25, 2005, Cranwood was issued and allotted 304,155,503 ordinary shares in the Company, worth US$47,547,000, which represent the balance settled in shares of half the total purchase consideration for the acquisition of Puccini Group of US$132,094,000.

During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

23.	CONTRIBUTION PLAN AND STATUTORY RESERVES

(a)	China Contribution Plan

The total provision for such employee benefits was US$527,000, US$1,121,000 and US$2,086,000 for the years ended December 31, 2003, 2004 and 2005, respectively. For the years ended December 31, 2003, 2004 and 2005, contributions to the plans out of the amounts accrued for medical and pension benefits amounted to US$515,000, US$1,045,000 and US$1,881,000 respectively.

(b)	China Statutory Reserves

During the year ended December 31, 2003, there was no profit appropriation to statutory reserve funds.

During the year ended December 31, 2004, one legal entity appropriated US$2,299,000 and US$1,150,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP. An additional US$4,451,000 was appropriated to the reserve funds for specific tax holiday benefits as required by local regulations.

During the year ended December 31, 2005, six legal entities totally appropriated US$1,354,000 and US$590,000 respectively to statutory surplus reserve and statutory public welfare fund, based on the after-tax net income under PRC GAAP.

(c)	India Employee Benefits Schemes

Gratuity Plan: For the purpose of consolidation for the year ended December 31, 2005, the Company recognized the portion of expenses and net liability from February 24, 2005, the date we acquired Indiagames, and this amounted to US$4,000. Estimated contributions for the year 2006 based on actuarial valuation is US$5,000.

Provident Fund: Provident Fund contributions from February 24, 2005, included in our consolidated statements of operations for the year ended December 31, 2005 amounted to US$56,000. These contributions are made to the fund administered and managed by the Government of India. Such contributions are charged to our consolidated statements of operations in the period in which they are incurred.

24.	RELATED PARTY TRANSACTIONS

			Year ended December 31,
	Note		2003	2004	2005
			(in thousands of U.S. dollars)
Advertising, commercial enterprise solutions and wireless Internet services revenues earned from:	(a	)
- subsidiaries of TOM Group	(b	)	132	51	—
- minority shareholders of a subsidiary			510	—	—
- related companies of minority shareholders of a subsidiary			1,972	—	—
- a related company of a shareholder of TOM Group			—	—	15
Office rental expenses charged by:
- a related company of a shareholder of TOM Group	(c	)	732	1,487	1,378
Commercial enterprise solutions and Internet access expenses charged by:	(d	)
- subsidiaries of TOM Group			—	82	240
- minority shareholders of a subsidiary			85	—	—
- a subsidiary of a shareholder of TOM Group			—	—	61
Property and equipment transferred to subsidiaries of TOM Group	(e	)	292	—	—
Recharge to TOM Group and its subsidiaries of operating expenses incurred on their behalf			1,686	365	255
Entrusted loan to an associate of TOM Group which has been collected before year end	(f	)	—	—	2,461
Interest income from an associate of TOM Group	(f	)	—	—	54
Interest expenses charged by TOM Group	(g	)	394	428	939
Corporate expenses recharged by TOM Group or its subsidiaries	(h	)	923	805	832
Advertising expenses paid on behalf of a related company controlled by a shareholder of TOM Group	(i	)	109	—	—
Cooperation services fee with a fellow subsidiary	(j	)	73	—	—
Operating expenses recharged from a related company of the Group	(k	)	—	—	89

24.	RELATED PARTY TRANSACTIONS (continued)

(a)	As of December 31, 2003, 2004 and 2005, balances due from these related companies in respect of advertising, commercial enterprise solutions and wireless internet services amounted to US$698,000, US$705,000 and nil respectively.

(b)	On September 26, 2003, the Company entered into an online media services agreement with TOM Group International Limited (“TOM International”), a wholly-owned subsidiary of TOM Group. Pursuant to this agreement, the Group shall provide certain goods and services to our parent company and its subsidiaries on a non-exclusive basis including content, mobile communication, infotainment services or related telecommunication services, website development maintenance and hosting services and online advertising services. The fees for such services will be calculated with reference to the market rate for the provision of the relevant goods and services. This agreement will be effective until December 31, 2006. During the year ended December 31, 2005, the Group provided no online media services and thus fee received for such services was nil. Other than revenue earned from online media services, the Group earned wireless internet service revenue from a related company of a shareholder of TOM Group amounting to US$15,000.

(c)	The office premises were leased to the Group at market rates. The term of three of the lease agreements is for three years commencing June 15, 2003 and one lease agreement is from January 1, 2004 to August 14, 2006.

(d)	On September 26, 2003, the Company entered into a media services agreement with TOM International, under which, TOM International agreed to provide, and/or use reasonable endeavours to procure the provision of certain goods and services to the Group on a non-exclusive basis, including print and publishing services, advertising services, public relations and sports event management and other organization services, content, advertising services and other marketing or promotional services in relation to the television channel operated by China Entertainment Television Broadcast Limited (“Media Services”). The purpose of this agreement is to enable the Group to procure offline Media Services (e.g. print, publishing and offline advertising) on a non-exclusive basis from TOM Group. This agreement will be effective until December 31, 2006. During the year ended December 31, 2005, the Group recorded such Media Services fee equal to US$240,000. As of December 31, 2003, 2004 and 2005, balances due to these related companies in respect of Media Services, commercial enterprise solutions and internet access charges amounted to Nil, US$23,000 and US$240,000 respectively.

(e)	Property and equipment were transferred to certain subsidiaries of TOM Group at their net book values. As of December 31, 2005, balance due from these related companies in respect of the transfer of property and equipment was Nil.

(f)	The Group provided an entrusted loan of US$2,461,000 to Huayi Brothers Advertising Limited (a company in which TOM Group has a 27% interest) on September 2, 2005. The principal amount plus interest income amounting to US$54,000 was repaid to the Group at the end of December 2005.

24.	RELATED PARTY TRANSACTIONS (continued)

(g)	The amount for the year ended December 31, 2003 represented estimated imputed loan interests charge on advances from TOM Group and its subsidiaries to the Group. Respective interest expenses have been capitalized as paid-in capital for the years ended December 31, 2003. On September 21, 2003, the Group entered into loan agreements with the TOM Group, under which the TOM Group provided loans of HK$156,300,000 (approximately US$20 million) to the Group. The loans were non-interest bearing until December 31, 2003, after which the loans are interest bearing at the market rate of 1.65% per annum over the Hong Kong Interbank Offered Rates. These loans are unsecured and are not repayable until December 31, 2004, after which they will be repayable upon demand. In the opinion of the Directors, the above loan agreements were entered into on normal commercial terms. The company repaid interest expenses of US$1,276,000 to TOM Group during the year 2005. The loan interest for the year 2005 amounted to US$939,000 and the interest payable balance due at December 31, 2005 amounted to US$91,000.

(h)	For the period from January 1, 2003 to September 26, 2003, the date when the Reorganization was completed, certain corporate expenses were recharged by TOM Group to the Group. The consolidated financial statements included allocations of certain TOM Group corporate employee compensation costs, general, administrative and other expenses. For those expenses for which a specific identification method was not practicable, the allocation was primarily based on the percentage of the Group’s total assets to those of TOM Group. The Group believes that this allocation methodology is reasonable. As part of the Reorganization, the Company and TOM Group entered into an administrative services agreement on September 26, 2003, which became effective from the Company’s Listing Date, pursuant to which TOM Group agreed to provide certain administrative services, including but not limited to, company secretarial, legal, financial, information technology supporting services and other supporting services to the Group in connection with the operation of its business. The fee for the services provided is calculated on a cost reimbursement basis and in any event, the parties agree that the fee payable will not be more than HK$5,000,000 (US$641,026) on an annual basis. The company repaid administrative service fee of US$1,430,000 to TOM Group during the year 2005. For the year ended December 31, 2005, the Group recorded such administrative service fee equal to US$641,026. In addition, the Group recorded miscellaneous expenses to be reimbursed to the TOM Group amounting to US$190,000 for the year ended December 31, 2005.

(i)	During the year ended December 31, 2003 the Group entered into two agreements with a third-party advertising company for promotional services from January 11, 2003 to June 30. 2003. Subsequent to the signing of these agreements, the Group entered another agreement with the advertising company and this related company, whereby this related company agreed to bear all the risk and rewards of ownership associated with the two previously signed advertising agreements.

24.	RELATED PARTY TRANSACTIONS (continued)

(j)	Beijing Lei Ting signed a cooperation agreement with Shanghai Maya Online Broadband Network Company Limited (“Shanghai Maya”), which is 50% owned by our parent company, whereby Shanghai Maya permitted the Group to use certain content from its database, and in return, the Group agreed to pay a fixed fee of US$73,000 plus a 50% share on the net profit in respect of wireless value-added services then generated from such provision of contents. Management considers that this transaction is non-recurring in nature and the balance is nil as of December 31, 2005.

(k)	ChinaCare (Hong Kong) Limited, which is controlled by a principal shareholder of the Company, paid approximately US$89,000 to two of its staff on behalf of the Company for their consulting services to the Company in 2005. Management considers that this transaction is non-recurring in nature and the remuneration is calculated based on normal commercial terms. The amount has been fully reimbursed by the Company in January 2006.

(l)	The Group had extended loans of US$6,886,000, US$7,968,000 and US$19,093,000 as of December 31, 2003, 2004 and 2005, respectively, to the registered shareholders of the Company’s variable interest entities to finance their investments in the respective entities.

25.	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

China

The Group is subject to taxes in China. The variable interest entities for which the Group does not have legal ownership are governed by the Enterprise Income Tax Law and the remaining companies operating in China are governed by the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises (collectively the “PRC Income Tax Laws”). Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% (30% national income tax plus 3% local income tax) and companies located within special economic zones are entitled to a 15% preferential income tax rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. Hong Kong profits tax has not been provided as the Group has no estimated assessable profit in Hong Kong for the years ended December 31, 2003, 2004 and 2005.

25.	INCOME TAXES (continued)

The following is a reconciliation between the EIT statutory rate to which the Group is subject and the effective tax rate of the Group:

	Year ended December 31,
	2003	2004	2005
EIT statutory rate	33%	33%	33%
Permanent book-tax differences:
- Staff costs and welfare	4%	2%	2%
- Administrative expenses	2%	3%	5%
- Advertising expenses	2%	—	—
- Interest expense	1%	—	2%
- Provision for impairment and amortization of goodwill and other intangibles	—	1%	—
- Donation	—	2%	—
- Others	(1%)	(2%)	(3%)
Change in valuation allowance	(24%)	(18%)	7%
Effect of tax holiday	(18%)	(21%)	(46%)

Effective EIT rate	(1%)	—	—

25.	INCOME TAXES (continued)

As of December 31, 2003, 2004 and 2005, the tax impact of significant temporary differences between the tax and financial statement basis of assets and liabilities that gave rise to deferred tax assets was principally related to the following:

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Loss carry-forwards	3,993	1,797	4,180
Depreciation	666	858	950
Provision for impairment of intangibles	—	23	—
Allowance for doubtful accounts	331	285	341
Provision for impairment of property and equipment	114	114	—
Others	282	729	350
Valuation allowances	(5,112)	(3,458)	(5,482)

Net deferred tax assets	274	348	339

Subject to the approval of the relevant tax authorities, the Group had losses carried forward of US$16,608,000 as of December 31, 2005. US$606,000, US$2,251,000, US$3,961,000, US$2,054,000 and US$7,736,000 of these loss carry-forwards will expire in 2006, 2007, 2008, 2009 and 2010, respectively.

As of December 31, 2003, 2004 and 2005, valuation allowances of US$5,112,000, US$3,458,000 and US$5,482,000 were provided on the deferred tax assets due to the uncertainty surrounding their realization. It is more likely than not that the Group will not be able to utilize the loss carry-forwards before expiration. Alternatively, if events are to occur in the future that will allow the Group to realize more of its deferred tax assets than the presently recorded amount, an adjustment to the valuation allowance will increase income when those events occur.

The deferred tax assets of US$521,000 as of December 31, 2005 arose mainly from the temporary differences between financial statements carrying amounts of depreciation of two operating companies and their respective tax bases. No valuation allowance was made on these deferred tax assets because they are expected to be utilized in the foreseeable future. As of December 31, 2005, the Group had deferred tax liabilities of US$182,000.

India

The Group, via its subsidiary Indiagames, is subject to taxes in India, as per the provisions of the Income Tax Act and based on existing legislation, interpretations and practices in respect thereof. Income generated from sales in India is taxed at 33.66% with the exception that income generated from export is fully exempted under a 10 year tax holiday incentive granted under certain conditions.

26.	EARNINGS PER ORDINARY SHARE AND EARNINGS PER ADS

The following table sets forth the computation of basic and diluted earnings per ordinary share for the years ended December 31, 2003, 2004 and 2005:

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars, except number of shares)
Numerator:
Net income attributable to ordinary shareholders	19,572	33,908	45,006
Denominator:
Weighted average number of ordinary shares outstanding, basic	2,800,000,000	3,608,743,169	4,107,485,514
Dilutive effect of contingently issuable shares in relation to settlement of considerations for business acquisition	—	358,815,780	95,829,816
Dilutive effect of share options	—	—	14,212,065

Weighted average number of ordinary shares outstanding, diluted	2,800,000,000	3,967,558,949	4,217,527,395

Earnings per ordinary share, basic (cents)	0.70	0.94	1.10
Earnings per ordinary share, diluted (cents)	N/A	0.85	1.07
Earnings per ADS, basic (cents)	55.9	75.2	87.7
Earnings per ADS, diluted (cents)	N/A	68.4	85.4

Stock options for a total of nil and 280,000,000 ordinary shares in 2003 and 2004, respectively, were excluded from the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the ordinary shares. In 2005, we have computed the diluted earnings per share by applying the treasury stock method as the average market price of the ordinary shares was greater than the exercise prices of the stock options.

During the period from September 29, 2005 to December 31, 2005, share options were exercised by certain employees. As a result, the Company issued 24,176,602 new ordinary shares at the exercise price of HK$1.50 each (equivalent to US$19.23 cents) and received US$4,650,000. The newly issued shares were included in the computation of basic earnings per share in proportion to the period they were outstanding.

27.	DIVIDENDS

There were no dividends declared, made or paid by the Company or any subsidiaries comprising the Group for the years ended December 31, 2003, 2004 and 2005.

28.	FINANCIAL INSTRUMENTS

The carrying amount of the Group’s cash and cash equivalents approximate their fair value due to the short maturity of those instruments. The carrying value of receivables and payables approximate their fair value based on their short-term maturities.

29.	SHARE OPTION PLANS

The Group’s stock based compensation plans include five share option plans (collectively the “Share Option Plans”), namely the pre-IPO share option plan (“TOM Group Pre-IPO Share Option Plan”) and two share option schemes of TOM Group (“TOM Group Old Share Option Scheme”) and (“TOM Group New Share Option Scheme”), and pre-IPO share option plan (“The Company Pre-IPO Share Option Plan”) and share option scheme of the Company (“The Company Share Option Scheme”).

(a)	TOM Group Pre-IPO Share Option Plan

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of TOM Group. Each option is exercisable as determined by the board and has a maximum term of ten years from February 11, 2000. In accordance with the terms of the TOM Group Pre-IPO Share Option Plan, TOM Group granted 9,080,000 options to an executive director of the Company on February 11, 2000. Stock-based compensation charge incurred by TOM Group for this executive director of the Company was allocated to the Company primarily based on the Group’s total assets to those of TOM Group.

Following the listing of the shares of TOM Group on the GEM on March 1, 2000, no further options were eligible for grant under the TOM Group Pre-IPO Share Option Plan.

29.	SHARE OPTION PLANS (continued)

(b)	TOM Group Old Share Option Scheme and TOM Group New Share Option Scheme

On February 11, 2000, the shareholders of TOM Group approved the TOM Group Share Option Scheme (“TOM Group Old Share Option Scheme”) which was subsequently amended on April 24, 2002 pursuant to the changes in the Rules Governing the Listing of Securities on GEM (“GEM Listing Rules”), under which TOM Group initially reserved for issuance of 1,377,904,000 shares. Shares reserved for issuance under the TOM Group Old Share Option Scheme are subject to a maximum based upon a percentage of TOM Group’s total shares issued, calculated in accordance with certain requirement of the GEM Listing Rules.

On July 23, 2004, the then shareholders of TOM Group terminated the TOM Group Old Share Option Scheme and adopted a new share option scheme (“TOM Group New Share Option Scheme”) due to the withdrawal of the listing of the shares of TOM Group on GEM and commencement of dealings of the shares of TOM Group on the Main Board of the Stock Exchange of Hong Kong (“Main Board”)). The termination of the TOM Group Old Share Option Scheme and the adoption of the TOM Group New Share Option Scheme took effect from August 4, 2004 (listing date of TOM Group on the Main Board. No further options may be granted under the TOM Group Old Share Option Scheme upon its termination, but the provisions of the TOM Group Old Share Option Scheme shall in all other respects remain in full force and effect and options which are granted during the life of the TOM Group Old Share Option Scheme may continue to be exercisable in accordance with the terms of issue.

Under the TOM Group Old Share Option Scheme and the TOM Group New Share Option Scheme, share options may be granted, at the discretion of the board of directors of TOM Group, to employees or directors of TOM Group, or of any company in which TOM Group owns or controls 20% or more of its voting rights and/or issued share capital, or business associate or trustee.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the shares of TOM Group on the date of grant;

(ii)	the average closing price of the shares of TOM Group for the five business days immediately preceding the date of grant; and

(iii)	the nominal value of one share of TOM Group.

Each option is exercisable as determined by the board of directors of TOM Group and has a maximum term of ten years from the date of the grant. For the TOM Group Old Share Option Scheme, vesting periods generally range from 1 year to 7 years.

Total options granted to the executive directors of the Company and employees of the Group during 2003, 2004 and 2005 under TOM Group Old Share Option Scheme were 7,698,000, nil and nil options, respectively. There has been no option granted to the executive directors of the Company and employees of the Group under the TOM Group New Share Option Scheme since the adoption of the scheme.

29.	SHARE OPTION PLANS (continued)

(c)	The Company Pre-IPO Share Option Plan

On February 12, 2004, the shareholders of the Company approved The Company Pre-IPO Share Option Plan, which was open to any qualified employees, as determined by the board of directors of the Company. In accordance with the terms of The Company Pre-IPO Share Option Plan, the Company granted 280,000,000 options to certain directors and employees of the Company to subscribe for ordinary shares at the initial public offering price under the Hong Kong public offering, excluding brokerage and trading fees, and transaction and investor compensation levies. Each option is exercisable as determined by the board directors of the Company and has a maximum term of ten years from the date of grant. Vesting period generally range from one month to four years.

Following the listing of the shares of the Company on the GEM on March 11, 2004, no further options were eligible for grant under the Company Pre-IPO Share Option Plan.

(d)	The Company Share Option Scheme

On February 12, 2004, the Company adopted The Company Share Option Scheme, pursuant to which the Company may grant, at the discretion of the board of directors of the Company, to officers, directors, employees and business associates options to subscribe for ordinary shares of the Company.

The exercise price per share of the share options granted shall not be less than the higher of

(i)	the closing price of the ordinary shares of the Company on GEM on the date of grant;

(ii)	the average closing price of the ordinary shares of the Company for the five consecutive business days immediately preceding the date of grant; and

(iii)	the nominal value of one ordinary share of the Company.

The total number of ordinary shares that are available for issuance upon the exercise of options granted pursuant to this scheme may not exceed 10% of the total number of issued ordinary shares. The Company may, however, seek separate approvals from shareholders and parent Company’s shareholders for granting options beyond the 10% limit. Under GEM listing Rules, the limit on the number of our ordinary shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the scheme and the plan must not exceed 30% of our total ordinary shares in issue from time to time. The scheme will be valid and effective for a period of ten years and no options may be granted pursuant to this scheme following the expiration of the scheme.

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans

The movements of the share options granted to the executive directors of the Company and employees of the Group under the Share Option Plans during the years ended December 31, 2003, 2004 and 2005 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2003		2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	21,572,800	0.53	25,626,000	0.45	24,124,000	0.44
Granted	7,698,000	0.31	—	—	—	—
Cancelled	(3,644,000)	0.59	(1,502,000)	0.86	(1,902,000)	0.66

Outstanding at year end	25,626,000	0.45	24,124,000	0.44	22,222,000	0.42

Exercisable at year end	17,060,000	0.40	18,204,000	0.38	19,376,000	0.39

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2005:

	As of December 31, 2005
Range of exercise price (US$)	Options outstanding	Options outstanding Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Options exercisable Weighted average remaining contractual life (years)	Weighted average exercise price (US$)
0 - 0.38	16,438,000	5.75	0.27	14,438,000	5.47	0.26
0.39 - 0.77	4,584,000	4.59	0.69	4,328,000	4.60	0.68
1.16 - 1.54	1,200,000	4.22	1.45	610,000	4.22	1.45

	22,222,000	5.43	0.42	19,376,000	5.24	0.39

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The Company Pre-IPO Share Option Plan

	Year ended December 31,
	2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—	262,425,040	0.19
Granted	280,000,000	0.19	—	—
Exercised	—	—	(24,176,602)	0.19
Cancelled	(17,574,960)	0.19	(17,791,257)	0.19

Outstanding at year end	262,425,040	0.19	220,457,181	0.19

Exercisable at year end	26,352,654	0.19	51,502,969	0.19

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2004 are 9.13 years and 9.13 years, respectively.

The remaining contractual lives of the options outstanding and exercisable as of December 31, 2005 are 8.13 years and 8.13 years, respectively.

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The Company’s Share Option Scheme

Year ended December 31, 2005
	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	—	—
Granted	18,000,000	0.15
Exercised	—	—
Cancelled	—	—

Outstanding at year end	18,000,000	0.15

Exercisable at year end	—	—

The 18,000,000 share options were granted to a director of the Company as at May 11, 2005, and the remaining contractual life of the options outstanding as of December 31, 2005 is 9.36 years.

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The movements of the share options granted to the non-executive directors of the Company under the Share Option Plans during the year ended December 31, 2003, 2004 and 2005 are summarized as follows:

TOM Group Pre-IPO Share Option Plan and TOM Group Old Share Option Scheme

	Year ended December 31,
	2003		2004		2005
	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)	Options outstanding	Weighted average exercise price (US$)
Outstanding at the beginning of the year	25,138,000	0.52	78,138,000	0.39	78,138,000	0.39
Granted	53,000,000	0.32	—	—	—	—
Cancelled	—	—	—	—	—	—

Outstanding at year end	78,138,000	0.39	78,138,000	0.39	78,138,000	0.39

Exercisable at year end	45,138,000	0.43	56,138,000	0.41	67,138,000	0.40

29.	SHARE OPTION PLANS (continued)

(e)	Movement of Share Option Plans (continued)

The following is additional information relating to options outstanding as of December 31, 2005:

	As of December 31, 2005
Range of exercise price (US$)	Options outstanding	Options outstanding Weighted average remaining contractual life (years)	Weighted average exercise price (US$)	Options exercisable	Options exercisable Weighted average remaining contractual life (years)	Weighted average exercise price (US$)

0 - 0.38	53,000,000	7.78	0.32	42,000,000	7.78	0.32
0.39 - 0.77	25,138,000	5.78	0.52	25,138,000	5.78	0.52
1.16 - 1.54	—	—	—	—	—	—

	78,138,000	7.13	0.39	67,138,000	7.03	0.40

(f)	Pro forma disclosures

The Group accounts for stock based compensation, using the intrinsic value method as prescribed in APB 25, and related interpretations. Accordingly, the Group records expense for employee share compensation plans equal to the excess of the market price of the underlying shares at the date of grant over the exercise price of the share-related award, if any (known as the intrinsic value). The intrinsic value of the stock based compensation issued to employees as of the date of grant is amortized on a straight-line basis to compensation expense in accordance with the vesting period.

The Company provides pro forma disclosures to illustrate the effects on the results of operations as if the Company had recorded compensation costs based on the estimated grant date fair value, as defined by SFAS 123 for awards granted under its share option plans.

29.	SHARE OPTION PLANS (continued)

(f)	Pro forma disclosures (continued)

The estimated weighted average grant date fair value, as defined by SFAS 123 was calculated using the Black-Scholes model. The Black-Scholes model was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s share option plans. This model also requires highly subjective assumptions, including future share price volatility and expected time until exercise, which greatly affect the calculated grant date fair value. The following weighted average assumptions were included in the estimated grant date fair value calculations for the Company’s Share Options Plans:

	Year ended December 31,
	2003	2004	2005
Risk free interest rate (%)	2.31 -7.47	0.2 -2.07	2.34 -3.23
Expected life (years)	1 - 4	0.57 -4.07	1 - 4
Expected dividend yield	0	0	0
Volatility (%)	70 - 119	64	40
Weighted average estimated grant date fair value (US$)	0.12 -1.26	0.38 -0.75	0.04

If the Group had applied the fair value recognition provision of SFAS 123 to stock based employee compensation, the effect on net income would have been reduced and adjusted to the pro forma amounts as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net income as reported	19,572	33,908	45,006
Add: share compensation cost as reported	—	—	—
Less: stock based employee compensation expense determined under fair value based method, net of tax	(482)	(8,578)	(5,252)
Less: allocation of total stock based employee compensation expense determined under fair value method	(877)	—	—

Pro forma net income attributable to shareholders	18,213	25,330	39,754

Pro forma earnings per ordinary share - basic (cents)	0.650	0.702	0.97

Pro forma earnings per ordinary share - diluted (cents)	N/A	0.654	0.94

30.	COMMITMENTS

(a)	Capital commitments

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Contracted but not provided for *	17,732	—
Property and equipment:
Authorized but not contracted for	2,026	1,046

Total	19,758	1,046

*	US$17,732,000 represents the original commitment for the acquisition of Indiagames Limited. For details, please refer to Note 6(d).

(b)	Operating lease commitments

The Group rented offices under operating lease agreements. The net aggregate future lease payments under non-cancelable operating leases as of December 31, 2004 and 2005 are as follows:

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
2005	1,667	—
2006	1,066	1,463
2007	—	306
2008	—	7

Total	2,733	1,776

As of December 31, 2005, the Group had no operating lease commitment beyond 2008.

For the years ended December 31, 2003, 2004 and 2005, the Group incurred rental expenses of US$793,000, US$1,150,000 and US$1,930,000 respectively.

31.	SEGMENT INFORMATION

Based on the criteria established by SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” the Group operates in three principal business segments in 2005. The Group does not allocate any operating expenses or assets to its three business segments as management does not use this information to measure the performance of the operating segments. Certain costs of revenues are shared between business segments. These costs, including staff costs, content acquisition costs, bandwidth leasing charges, depreciation as well as portal facilities, were allocated to the wireless Internet services and advertising segments in proportion to their gross margin contribution before the allocation of these costs. Also, no measures of assets by segment are reported and used by the chief operating decision maker. Hence, the Group has not made disclosure of total assets by reportable segment.

Summarized information by business segment for the years ended December 31, 2003, 2004 and 2005 is as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Revenues
Wireless Internet services	55,843	112,880	161,879
Advertising	5,845	7,583	9,210
Commercial enterprise solutions	13,825	2,189	1,025
Internet access	1,560	68	—

Total revenue	77,073	122,720	172,114

Cost of revenues
Wireless Internet services	(27,294)	(60,979)	(95,722)
Advertising	(4,351)	(2,736)	(2,877)
Commercial enterprise solutions	(11,773)	(1,042)	(217)
Internet access	(667)	—	—

Total cost of revenues	(44,085)	(64,757)	(98,816)

Gross profit	32,988	57,963	73,298

32.	SANCTION BY CHINA UNICOM

In late July 2005, China Unicom notified several major Service Providers (“SPs”), including Beijing Lei Ting, of a temporary suspension of the settlement of service fees, because of complaints it received from mobile phone users pertaining to services rendered during the period from January 2005 to June 2005. According to the notice received by Beijing Lei Ting on July 28, 2005, China Unicom received complaints from users regarding the provisions of SMS, which may be in breach of certain conditions of the agreement with the mobile operator. At the time of this notice, the amount of receivables from China Unicom for the period from May 2005 to June 2005 was US$2,407,000. In September 2005, in the course of China Unicom’s investigation, Beijing Lei Ting received two sanction notices from China Unicom imposing a fine of US$209,000. After payment of this fine, Unicom has resumed payment of service fees to us. We do not expect any further fines or sanctions from this issue and we would continue to strengthen internal control on wireless internet services.

33.	EXCHANGE GAIN

Due to the appreciation of RMB against the US$, as discussed in note 7(f), we recorded an exchange gain of US$1,132,000 in our consolidated statements of operations. This exchange gain was associated with our net non-RMB liability at the period end. Our investments in available-for-sale securities were excluded from the quantification for the exchange difference to be captured in the consolidated statements of operations, due to the Group’s accounting policy requiring the change in fair value of the available-for-sale securities (including the exchange difference) to be recorded in other comprehensive losses in equity directly. Since our reporting currency is the US$, we recorded an exchange gain of approximately US$386,000 separately in “Other comprehensive losses” upon the translation of our financial statements from our functional currency, RMB, into our reporting currency, US$.

34.	SUBSEQUENT EVENTS

(a)	Subsequent to 2005, on January 4, 2006, through our variable interest entity, Beijing Lei Ting, we entered into a sale and purchase agreement with the shareholders of Huanjian Shumeng, to acquire 75% of the entire issued share capital of Beijing Huan Jian Shu Meng Network Technology Limited (“Huanjian Shumeng”) for an aggregate amount of RMB22,000,000, of which RMB10,000,000 was injected as additional paid-in capital. In connection with this sale and purchase agreement, we were granted an exclusive call option to purchase the remaining 25% of Huanjian Shumeng, for US$2,400,000, anytime after 2 years from the execution date of the sale and purchase agreement. Huanjian Shumeng is an operator of the Internet website www.hjsm.net which provides original Chinese novels to its users. The Company believes that the investment in Huanjian Shumeng will help to increase traffic to its Internet portal, increase in online advertising opportunities and generate synergies with our wireless Internet business through the provision of literature content. In March 2006, RMB21,000,000 (or approximately US$2,612,000 at the exchange rate of payment days) has been paid by the Company.

(b)	Effective January 27, 2006, Mr. Sing Wang resigned from the Company in his capacity as Non-executive director and Vice Chairman and resigned from TOM Group in his capacity as Chief Executive Officer and Executive Director.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE

(a)	Staff costs

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Wages and salaries	6,120	10,305	18,927
Pension costs - defined contribution plan	320	904	1,359
Pension costs - defined benefit plan	—	—	4

	6,440	11,209	20,290

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(b)	Income before tax

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Income before tax was arrived at after charging:
Interest expense	394	428	2,295
Auditor’s remuneration	149	1,025	929
Provision for impairment of intangibles	—	307	—
Allowance for doubtful accounts	1,487	761	691
Loss on disposal of property and equipment	91	9	94

Crediting:
Interest income	74	3,523	4,956

(c)	Directors’ emoluments

The aggregate amounts of emoluments payable to the directors of the Company are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Fees	6	115	132
Basic salaries, housing allowances, other allowances and benefits in kind	567	919	1,003
Discretionary bonuses	204	109	2,860
Contribution to pension schemes for directors	22	52	64
Compensation for loss of office*	—	—	116

	799	1,195	4,175

*	This is the severance payment to a director who left the Company in 2005.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(c)	Directors’ emoluments (continued)

Details of the emoluments of individual directors are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Mr. Wang Lei Lei	200	207	2,761
Mr. Sing Wang (*)	206	6	6
Mr. Fan Tai	65	77	116
Mr. Wu Yun	61	74	94
Ms. Tommei Tong (*)	83	115	6
Ms. Elaine Feng	31	46	109
Mr. Xu Zhiming (*)	139	277	223
Mr. Frank Sixt (*)	—	6	6
Mr. Peter Schloss	14	328	333
Mr. Gordon Kwong	—	26	26
Mr. Ma Wei Hua	—	26	26
Dr. Lo Ka Shui	—	7	26
Mrs. Susan Chow	—	—	—
Mr. Jay Chang	—	—	443

	799	1,195	4,175

*	Emoluments of these directors were allocated by TOM Group through corporate expenses recharge based on the percentage of the Group’s total assets to those of TOM Group for the year ended December 31, 2003. For the years ended December 31, 2004 and 2005, emoluments of these directors were recorded and paid by the Group.

During the years ended December 31, 2003, 2004 and 2005, no emoluments were paid by the Group to the directors as an inducement to join or upon joining the Group, and there has been no arrangement under which a director has waived or agreed to waive any emoluments.

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(d)	Five highest paid individuals of the Group (continued)

The five individuals whose emoluments were the highest in the Group for the years ended December 31, 2003, 2004 and 2005 include 5 directors, 4 directors and 4 directors respectively, whose emoluments are reflected in the analysis presented in note 35(e) above. The emoluments payable to the remaining nil individuals, 1 individual and 1 individual for the years ended December 31, 2003, 2004 and 2005, respectively, are as follows:

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Basic salaries, housing allowances, other allowances and benefits in kind	—	22	170
Bonuses	—	76	—
Contributions to pension schemes	—	2	—

	—	100	170

(e)	Net current (liabilities)/assets and total assets less current liabilities

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Net current (liabilities)/assets	(55,801)	87,064
Total assets less current liabilities	234,880	388,291

(f)	Property and equipment, net

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Additions	4,790	9,175	10,103
Disposals	91	9	94

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company

Balance Sheets

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	30,400	25,944
Prepayments	148	374
Deposits and other receivables	1,120	1,050
Due from related parties	92,106	171,350

Total current assets	123,774	198,718

Investment in available-for-sale securities	116,471	38,519
Restricted securities	—	59,122
Investment in subsidiaries	30,004	30,010

Total non-current assets	146,475	127,651

Total assets	270,249	326,369

Liabilities and shareholders’ equity
Current liabilities:
Other payables and accruals	1,844	2,102
Consideration payable	47,547	—
Due to related parties	6,262	8,666

Total current liabilities	55,653	10,768

Non-current liabilities
Long term loans	—	56,099

Total non-current liabilities	—	56,099

Total liabilities	55,653	66,867

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Balance Sheets (continued)

	December 31,
	2004	2005
	(in thousands of U.S. dollars)
Shareholders’ equity:
Share capital	4,995	5,416
Paid-in capital	211,726	263,502
Accumulated other comprehensive losses	(615)	(4,235)
Accumulated deficit	(1,510)	(5,181)

Total shareholders’ equity	214,596	259,502

Total liabilities and shareholders’ equity	270,249	326,369

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(g)	Selected information of the Company (continued)

Statements of Shareholders’ Equity

	Number of shares	Share capital	Paid-in capital	Accumulated other comprehensive losses	Accumulated deficit	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2003	2,800,000,000	3,590	26,410	—	(4)	29,996
Net loss	—	—	—	—	(4)	(4)
Balance as of December 31, 2003	2,800,000,000	3,590	26,410	—	(8)	29,992

Issuance of shares pursuant to initial public offering	1,000,000,000	1,282	192,528	—	—	193,810
Share issuing expenses	—	—	(25,589)	—	—	(25,589)
Issuance of shares to Cranwood as initial purchase consideration for acquisition of Puccini Group (note 6)	96,200,000	123	18,377	—	—	18,500
Unrealized loss on securities	—	—	—	(615)	—	(615)
Net loss	—	—	—	—	(1,502)	(1,502)

Balance as of December 31, 2004	3,896,200,000	4,995	211,726	(615)	(1,510)	214,596
Issuance of shares to Cranwood as earn-out purchase consideration for acquisition of Puccini Group (note 6)	304,155,503	390	47,157	—	—	47,547
Issuance of shares on exercise of employee stock options	24,176,602	31	4,619	—	—	4,650
Unrealized loss on securities	—	—	—	(2,903)	—	(2,903)
Currency translation adjustments	—	—	—	(717)	—	(717)
Net loss	—	—	—	—	(3,671)	(3,671)

Balance as of December 31, 2005	4,224,532,105	5,416	263,502	(4,235)	(5,181)	259,502

35.	ADDITIONAL DISCLOSURES PURSUANT TO THE GEM LISTING RULES/HONG KONG COMPANIES ORDINANCE (continued)

(h)	Distributable reserves

As of December 31, 2003, 2004 and 2005, the Company had no reserves available for distribution to the shareholders of the Company.

(i)	Ultimate holding company

The directors regard TOM Group, a company incorporated in the Cayman Islands with limited liability, as the ultimate holding company of the Group.

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP

The consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of December 31, 2003, 2004 and 2005, and the net income attributable to shareholders and the basic earnings per share of the Group for each of the three years then ended is presented below.

	Year ended December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP Reconciliation adjustments, net of tax:	19,572	33,908	45,006
Allocations of expenses from TOM Group	763	—	—
Imputed interest charge	394	—	—
Reversal of amortization of intangibles which were recognised as goodwill under HK GAAP	629	4,411	—
Share based employee compensation expenses	(54)	(6,297)	(5,005)

Net income attributable to shareholders under HK GAAP	21,304	32,022	40,001

Earnings per ordinary share - basic (cents) under US GAAP	0.70	0.94	1.10

Earnings per ordinary share - basic (cents) under HK GAAP	0.76	0.89	0.97

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Total assets under US GAAP	67,376	403,101	446,007
Reconciliation adjustments, net of tax: Adjustment of intangibles, net	(4,411)	—	—
Reversal of amortization of intangibles which was recognized as goodwill under HK GAAP	—	5,040	5,040
Recognition of negative goodwill arising from the acquisition of Puccini Group	(1,540)	—	—

Total assets under HK GAAP	61,425	408,141	451,047

	December 31,
	2003	2004	2005
	(in thousands of U.S. dollars)
Net assets under US GAAP	14,410	234,424	329,110
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognised as goodwill under HK GAAP	629	5,040	5,040

Net assets under HK GAAP	15,039	239,464	334,150

The Hong Kong Institute of Certified Public Accountants (HKICPA) issued a number of new and revised Hong Kong Financial Reporting Standards (“HKFRS”) and Hong Kong Accounting Standards (“HKAS”) (together the “new HKFRS”) which are effective for accounting periods beginning on or after January 1, 2005. The adoption of new and revised new HKFRS had no material effect on the Group’s accounting policies except HKFRS2, “Share-based Payment”.

Since January 1, 2005, the Group has adopted HKFRS2, “Share-based Payment”, which requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at the date of grant and amortized over the vesting period. This new standard has been retrospectively applied and the comparative figures have been restated accordingly.

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

Summary of principal differences between US GAAP and HK GAAP that affect the Financial Statements of the Company

(a)	Amortization of goodwill

Until December 31, 2004, under H.K. GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an intangible asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years. In accordance with the provisions of HKFRS 3 “Business Combinations” and HKAS 36 “Impairment of Assets” which the Group has early adopted since January 1, 2004, the Group ceased amortization of goodwill and goodwill is subject to annual impairment testing.

Under US GAAP, annual amortization of this amount ceased effective from January 1, 2002. Goodwill is subject to annual impairment testing and is written down if carrying value exceeds fair value.

Accordingly, except for the differences recognized in prior years, there is no difference between HK GAAP and US GAAP in relation to amortization of goodwill.

(b)	Recognition of share-based compensation expenses

The Group accounts for the share option schemes under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, the amount of compensation expense is determined based on the intrinsic value, i.e. the excess, if any, of the quoted market price of the shares over the exercise price of the options at the date of the grant and is amortized over the vesting period of the option concerned. SFAS 148 “Accounting for Stock-Based Compensation - Transition and Disclosure” allows entities to continue applying the provision of APB 25 and provide pro forma net income or loss and pro forma earnings or loss per share disclosures in the notes to financial statements for employee stock options using fair-value based methods of accounting as prescribed in SFAS 123 “Accounting for Stock-Based Compensation” and SFAS 148. In December 2004, SFAS 123R “Share Based Payment” was released and this new standard requires entities to recognize the costs of employee services in share based payment transactions thereby reflecting the economic consequences of those transactions in the financial statements. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 for public entities that do not file as small business issuers. The Group will recognize share compensation expenses using SFAS 123R from January 1, 2006.

1.	UNAUDITED SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN US GAAP AND HK GAAP (continued)

Summary of principal differences between US GAAP and HK GAAP that affect the Financial Statements of the Company (continued)

(b)	Recognition of share-based compensation expenses (continued)

Under HK GAAP, prior to April 2004, there was no specific guidance for accounting for grant of share options to employees. HKFRS 2 “Share-based Payment” was released to cover the recognition and measurement of these transactions. HKFRS 2 requires an entity to recognize share-based payment transactions in its financial statements, including transactions with its employees or other parties to be settled in cash, other assets, or equity instruments of the entity, with compensation expense for share options granted recognized at fair value at the date of grant and amortized over the vesting period. The Group adopted HKFRS 2 as from January 1, 2005.

Accordingly, for the year ended December 31, 2005, the difference lies in the recognition of share compensation expenses under HK GAAP using fair value, while under US GAAP, the compensation expense is determined based on the intrinsic value.

2.	RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO EBITDA

	Year ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Income from operations	31,076	41,029
Depreciation	4,544	6,977
Amortization of intangibles and others	5,921	975

EBITDA*	41,541	48,981

	Three months ended December 31,
	2004	2005
	(in thousands of U.S. dollars)
Income from operations	7,106	12,143
Depreciation	1,500	1,866
Amortization of intangibles and others	1,545	208

EBITDA*	10,151	14,217

*	EBITDA refers to earnings before interest, taxation, depreciation, amortization and other non-cash activities. To supplement its consolidated financial statements presented in accordance with the generally accepted accounting principles in the United States, the Group uses the non-US GAAP measure of EBITDA, which is adjusted from results based on US GAAP. The use of non-US GAAP measures is provided to enhance the reader’s overall understanding of our current financial performance and our future prospects. Specifically, the Company believes that the non-US GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments or may not be indicative of our core operating results. In addition, because the Company has historically reported certain non-US GAAP results, the Company believes the inclusion of non-US GAAP measures provides consistency in our financial reporting. Non-US GAAP measures should be considered in addition to results prepared in accordance with the US GAAP, but should not be considered a substitute for or superior to our US GAAP results. Consistent with the Company’s historical practice, the non-US GAAP measures included in this announcement have been reconciled to the nearest US GAAP measure.

3.	REVIEW FOR 4Q 2005

FINANCIAL HIGHLIGHTS

During the quarter, the Company achieved the following:

For the fourth quarter of 2005:

•	Total revenues were US$48.12 million (“mn”), an increase of 39.5% from the same period last year and up 4.7% from the previous quarter.

•	Wireless Internet revenues were US$44.62mn, representing a 39.6% increase over the same period last year and a 3.4% increase over the previous quarter. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues.

•	Online advertising revenues were US$3.2mn, an increase of 57.4% from the same period last year and up 23.5% from the previous quarter.

•	Net income was US$12.72mn, an increase of 55.1% from the same period last year but a decrease of 1.3% from the last quarter as the RMB appreciated slower against United States dollars in the fourth quarter than in the previous quarter. Excluding this factor, Net income increased approximately 8% from the last quarter.

•	Basic and fully diluted earnings per American Depository Share (“ADS”) were US$24.16 cents and US$23.85 cents, respectively or US$0.302 cents and US$0.298 cents per common share, respectively.

3.	REVIEW FOR 4Q 2005 (continued)

FINANCIAL HIGHLIGHTS (continued)

•	Our balance of cash, short-term bank deposits and marketable securities was approximately US$140.25mn as of December 31, 2005.

	4Q 04	3Q 05	4Q 05
	(in thousands of U.S. dollars)
	unaudited	unaudited	unaudited
Wireless Internet	31,948	43,158	44,615
Online advertising	2,032	2,590	3,198
Others	505	193	302
Total revenues	34,485	45,941	48,115
Cost of revenues	(19,159)	(25,689)	(26,747)
Gross profit	15,326	20,252	21,368
Operating expenses	(8,220)	(8,759)	(9,225)
Operating profit	7,106	11,493	12,143
Other income	1,139	1,406	572
Income tax (charge)/credit	(7)	106	30
Minority interest	(38)	(123)	(25)

Net income	8,200	12,882	12,720

4TH QUARTER 2005 - FINANCIAL PERFORMANCE REVIEW

The Company’s unaudited consolidated revenues for the three months ended December 31, 2005 were US$48.12mn, an increase of 39.5% over the same period in 2004 and an increase of 4.7% quarter on quarter (“QoQ”).

Wireless Internet revenues were US$44.62mn, representing a 39.6% increase over the same period last year and a 3.4% increase over the previous quarter. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues, down slightly from 93.9% in the previous quarter.

Online advertising revenues were US$3.20mn, representing a 23.5% increase QoQ, and up 57.4% year on year (“YoY”).

Other revenues, were US$0.30mn in the fourth quarter compared to US$0.19mn in the previous quarter, representing a decrease of 40.2% YoY, but an increase of 56.5% QoQ. The YoY decline is due to the continued but gradual phasing out of our commercial enterprise business. The small overall QoQ increase is mainly due to increases in revenues from paid mailbox services as well as service fees from our e-commerce platform, which generates revenues from 3rd party online shops. During the fourth quarter, services fees from these online shops were primarily related to sales of Skype-related hardware products.

Gross profit was US$21.37mn, representing an increase of 39.4% over the same period last year and a 5.5% increase QoQ. Gross margins stabilized at 44.4% from 44.1% in the previous quarter, as benefits from sustained higher confirmation rates in our SMS business and increased contribution from our online advertising business offset increasing channel and content costs.

Operating income was US$12.14mn, up 70.9% from the same period last year and 5.7% from the last quarter. Operating margins stabilized at 25.2% from 25.0% in the previous quarter.

During the fourth quarter, we increased our sales and marketing activities to US$2.78mn from US$1.76mn in the third quarter, representing a 57.3% sequential increase, but only a 19.6% YoY increase, as we usually increase our sales and marketing activities, seasonally in the fourth quarter of each year. Some year-end sales and marketing activities included our China Internet Entertainment Awards Gala, continued “Wanleba” road shows to various universities throughout mainland China and seasonal portal/TOM branding activities.

For the fourth quarter, net interest income increased to US$0.57mn from US$0.27mn in the third quarter.

4Q EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$14.22mn, an increase of 40.1% YoY and 5.3% QoQ. EBITDA margins were 29.5% for the fourth quarter, roughly in-line with EBITDA margins in the third quarter at 29.4%.

Net income was US$12.72mn, an increase of 55.1% YoY but a decrease of 1.3% QoQ. Net income margins declined sequentially from 28.0% as in the third quarter of 2005 to 26.4% as we had a US$1.13mn benefit from the RMB appreciation in the third quarter. Excluding this factor, the Net income increased approximately 8% from the last quarter.

4TH QUARTER 2005 - FINANCIAL PERFORMANCE REVIEW (continued)

US GAAP basic earnings per ADS were US$24.16 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.302 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 52.65mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,212.07mn.

US GAAP diluted earnings per ADS were US$23.85 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.298 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.32mn and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,265.83mn.

Our balance of cash, short-term bank deposits and marketable securities was approximately US$140.25mn as of December 31, 2005.

BUSINESS REVIEW

Wireless Internet Services

Total wireless Internet service revenues were US$44.62mn for the fourth quarter of 2005, an increase of 39.6% from the same period last year and a 3.4% increase QoQ. Wireless Internet revenues made up 92.7% of our total fourth quarter revenues, down slightly from 93.9% in the previous quarter.

During the quarter, we continued to develop our leadership in the mainland Chinese wireless Internet market and continued to focus on longer-term business opportunities which build upon our wireless and online operations and assets.

Key activities in the quarter included:

1)	During the quarter, we continued to develop our alliances with media partners in TV, radio and print to more effectively market our wireless services, such as 2.5G services and IVR, as well as broaden the awareness of our brand with consumers. The Company believes its scale and diversification in wireless distribution channels are a key competitive advantage and through these platforms, we believe we are well positioned for opportunities in 3G.

2)	We continued to promote our “Wanleba” Internet music brand, which leverages the “www.tom.com” portal to allow singers/songwriters to take advantage of our mobile distribution channels. During the quarter, we announced that we are partnering with Intel to jointly promote their Internet cafe initiatives and “Wanleba” at various locations across mainland China. We believe that mobile music will continue to be an important driver of growth for us in 2006.

SMS Services

SMS (“Short Messaging Service”) revenues in 4Q05 were US$17.80mn, up 60.0% YoY but roughly flat QoQ (SMS revenues were US$17.62mn in 3Q05). SMS revenues made up 39.9% of our total wireless Internet revenues in the fourth quarter. Our SMS business stabilized from 3Q05 levels as the benefits from higher revenue confirmation rates we received from our mobile operator partners normalised quarter on quarter. Whilst SMS is a more mature business line for us, we believe it will continue to be a core contributor to our overall wireless Internet service for the foreseeable future.

BUSINESS REVIEW (continued)

2.5G Services

MMS (“Multimedia Messaging Service”) revenues for 4Q05 were US$4.40mn, down 23.0% YoY, but up 42.8% QoQ. MMS revenues made up 9.9% of our total wireless Internet revenues in the fourth quarter. On a YoY perspective MMS revenues declined due to the migration of MMS onto the new MISC platform earlier this year. However, MMS revenues rebounded strongly in 4Q from 3Q as some provincial operators actively promoted MMS services of which we were a partner in these activities. This said, we continue to believe that MMS over the medium-term is a transitory product category.

WAP (“Wireless Application Protocol”) revenues for 4Q05 were US$8.06mn, up 31.8% YoY, but down 3.6% QoQ. WAP revenues made up 18.1% of our total wireless Internet revenues in the fourth quarter. A small portion of WAP revenues declined sequentially in the quarter due to a slowdown in a mobile operator partner’s CDMA subscriber base. WAP revenues from China Mobile were stable as strong product cycles (including the new Jay Chou album which had increased song downloads on Monternet) were offset by continued “silent user” clean-up activities.

Voice Services

IVR (“Interactive Voice Response”) revenues for 4Q05 were US$10.88mn, representing an increase 60.1% YoY and 3.5% QoQ. IVR revenues made up 24.4% of our total wireless Internet revenues in the fourth quarter. During the fourth quarter, we migrated some of our IVR infrastructure to a new data centre and experienced some temporary technical issues. This led to a slight slowdown in our IVR business than would have otherwise occurred during normal operation. With this issue resolved and a continued focus on broadening our reach of IVR (and other wireless Internet services) to consumers through TV alliances, we continue to see our IVR business as a key driver of our overall business in 2006.

CRBT (“Colour Ringback Tones”) revenues for 4Q05 were US$2.30mn, up 4.8% YoY and down 1.0% QoQ. CRBT revenues made up 5.2% of our total wireless Internet revenues in the fourth quarter. In the previous quarter, we initiated a number of CRBT promotions in conjunction with our mobile operator partners to spur consumer awareness and usage that negatively impacted our sequential growth. We continued to pursue such promotions in the fourth quarter and will for the foreseeable future. Moreover, we see competition for CRBT song rights increasing. However, due to lower base effects and the beginning signs of promotions effectiveness, we saw a slight sequential increase.

Other Wireless Internet Services

Other wireless Internet service revenues were US$1.18mn, primarily consisting of revenues from our Indiagames subsidiary. This was a decline of 6.9% QoQ. We only acquired Indiagames in early 2005, so YoY comparisons are not possible. The primary reason for the decline in our Indiagames subsidiary was due to Indian mobile operators transitioning through new billing platforms, similar to what we experienced in the mainland China market in the past. The India market made up roughly 50% of Indiagames revenues in the 3rd and 4th quarter. We believe this transition may take another few quarters, but should be offset by growth opportunities in the mainland China, European and North American markets.

BUSINESS REVIEW (continued)

Moreover, we intend to supplement our existing mainland Chinese wireless Internet service and Indigames mobile game business in 2006 by building a China-based mobile game team to take advantage of the growth opportunities we see in mobile games in the mainland China market.

Portal and Online Advertising

Online advertising revenues for the fourth quarter were US$3.2mn, representing an increase of 23.5% QoQ and 57.4% YoY due to continued efforts to focus sales efforts on key channels on our portal. We continued to promote our “Wanleba” online music brand in the quarter and believe these activities are not only raising awareness with the China Internet community but amongst advertisers as well. Also, in the early part of January 2006, we held our year-end China Internet Entertainment Awards Gala, to recognize the artists and fans who are helping to drive the popularity of music, Flash and digital video content on the Internet and over mobile phones.

In addition to entertainment and music, we also intend to more closely focus on sports content and alliances in 2006 to take advantage of this year’s activities around the FIFA World Cup in Germany, amongst others, to enhance sales opportunities on our portal, but more importantly provide additional services and content for our wireless Internet service.

NEW BUSINESS OPPORTUNITIES UPDATE

Skype JV Update

At the end of February 2006, we had over 9.0mn registered TOM-Skype users, up from the over 5.2mn registered users we had at the end of October 2005. We continue work with Skype to co-develop more local features and services for the mainland China market and are continue to develop premium services over the TOM-Skype platform, hopefully to be commercialized in the later part of 2006.

UMPay Alliance Update

Our strategic alliance with UMPay continues to be a longer term opportunity for us. As such, for most of 2006, we will seek to jointly develop and enhance the user experience and business plan with UMPay while they continue build out the infrastructure and platforms to enable users to connect their bank cards with their mobile phones and conduct payments. During the fourth quarter, we conducted a pilot whereby users could use their mobile phones to pay at select restaurants in Beijing and are working on linking the UMPay system to support online payments. At the end of 2005, UMPay had roughly 6.0mn subscribers and over 200 merchants already signed up on their platform.

DEFINITIONS

“2.5G”	means	the state of wireless technology and capability usually associated with General Packet Radio Services, or GPRS, which is between the second and third generation of wireless technology. GPRS offers data speeds at 28 Kbps or higher

“ADSs”	means	American depositary shares issued by Citibank N.A., each representing ownership of 80 ordinary shares of the Company, which are quoted on NASDAQ

“Advanced Internet Services”	means	Advanced Internet Services Limited

“Associates”	means	the same definition as described under the GEM Listing Rules

“Beijing Lei Ting”	means	Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Lahiji”	means	Beijing Lahiji Technology Development Limited

“Beijing Planet Network”	means	Beijing Planet Network Travel Information Technology Limited

“Beijing Super Channel”	means	Beijing Super Channel Network Limited

“Beijing Tom”	means	Beijing TOM International Advertising Limited

“BREW”	means	a technology developed by Qualcomm that is used for downloading and running small software applications and content to mobile phones and other wireless devices using CDMA

“Ceng Dong Yi”	means	Ceng Dong Yi (Beijing) Technology Company Limited

“China Mobile”	means	China Mobile Communications Corporation

“China Travel Network”	means	China Travel Network Company Limited

“China Unicom”	means	China United Telecommunications Corporation

“Citigroup”	means	Citigroup Global Markets Asia Limited

“CKH”	means	Cheung Kong (Holdings) Limited

“Company”, ”our Company”, ”we” and “TOM Online”	means	TOM Online Inc.

“Cranwood”	means	Cranwood Company Limited

“Director(s)”	means	the director(s) of the Company

“GEM”	means	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means	the Rules Governing the Listing of Securities on the GEM

“GreaTom”	means	Beijing GreaTom United Technology Company Limited

“Group”	means	the Company and its subsidiaries

“Heng Dong Wei Xin”	means	Heng Dong Wei Xin (Beijing) Technology Company Limited

“HK$”	means	Hong Kong dollars, the lawful currency of Hong Kong

“HK GAAP”	means	the generally accepted accounting principles in Hong Kong

“HWL”	means	Hutchison Whampoa Limited

“Indiagames”	means	Indiagames Limited

“IVR”	means	interactive voice response, a software application that accepts a combination of voice telephone input and touch-tone keypad selection and provides appropriate responses in the form of voice, fax, callback, e-mail, etc. IVR is usually part of a larger application that includes database access

“Java”	means	J2ME (Java 2 Micro Edition) is a technology used to download and run small, user-installable, internet-enabled, software applications for wireless devices such as mobile phones

“LTWJi” or “Wu Ji Network”	means	Beijing Lei Ting Wu Ji Network Technology Company Limited

“LingXun”	means	Beijing LingXun Interactive Science Technology and Development Company Limited

“MISC”	means	Mobile Information Services Center, a platform which is composed of three sub-systems, with one designed for service control, another for operation management, along with a sub-system to provide unified network management functions. The platform also has an Internet service interface and billing agent for all service gateways and service providers

“MMS”	means	multimedia messaging services, a technology that allows users to receive and transmit multimedia message such as text, audio and video messages using their mobile phones

“Morgan Stanley”	means	Morgan Stanley Dean Witter Asia Limited

“NASDAQ”	means	National Market of National Automated Systems Dealership and Quotation in the United States of Amercia

“Nine core Internet business entities”	means	Lahiji Vale Limited, Laurstinus Limited, Advanced InternetServices, Beijing Lei Ting, TOM.COM (China) Investment Limited, Shenzhen Freenet, GreaTom, Beijing Super Channel and Shanghai Super Channel

“PRC” or “China”	means	the People’s Republic of China

“PRC GAAP”	means	the generally accepted accounting principles in the PRC

“Pre-IPO Share Option Plan”	means	the Pre-IPO Share Option Plan adopted by the Company on February 12, 2004

“Puccini”	means	Puccini International Limited

“Puccini Group”	means	Puccini International Limited and its subsidiaries, including Wu Ji Network

“Puccini Network”	means	Puccini Network Technology (Beijing) Limited

“RMB”	means	Renminbi, the lawful currency of the PRC

“SFAS”	means	Statement of Financial Accounting Standards under US GAAP

“SFO”	means	the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Share Option Scheme”	means	the share option scheme adopted by the Company on February 12, 2004

“Sharkwave Technology”	means	Sharkwave Information Technology (Beijing) Company Limited

“Shenzhen Freenet”	means	Shenzhen Freenet Information Technology Company Limited

“Shenzhen Freenet Advertising”	means	Shenzhen Freenet Super Channel Advertising Company Limited

“Shanghai Super Channel”	means	Shanghai Super Channel network Limited

“Sichuan Great Wall”	means	Sichuan Great Wall Software Group

“SMS”	means	short messaging services, a technology that allows users to receive and sometimes transmit short text messages using their mobile phones

“Skype”	means	Skype Technologies, S.A.

“Startone”	means	Startone (Beijing) Information Technology Company Limited

“Stock Exchange”	means	The Stock Exchange of Hong Kong Limited

“Tel-Online”	means	Tel-Online Limited

“TOM Group”	means	TOM Group Limited

“Treasure Base”	means	Treasure Base Investments Limited

“Treasure Base Group”	means	Treasure Base, Ceng Dong Yi and LingXun

“US$”	means	United States dollars, the lawful currency of the United States of America

“US GAAP”	means	the generally accepted accounting principles in the United States of America

“WAP”	means	wireless application protocol, a global standard for developing applications over wireless communications networks

“Whole Win”	means	Whole Win Investments Limited

“Whole Win Group”	means	Whole Win, Heng Dong Wei Xin and Startone

Exhibit 1.2

(Stock code: 8282)

FORM OF PROXY FOR USE AT THE ANNUAL GENERAL MEETING TO BE HELD AT THE GRAND BALLROOM I, HARBOUR PLAZA HONG KONG, 20 TAK FUNG STREET, HUNG HOM, KOWLOON, HONG KONG ON FRIDAY, MAY 12, 2006 AT 2:00 P.M.

I/We (Note 1)

of

being the registered holder(s) of                                                               shares of HK$0.01 each (Note 2) in the capital of TOM Online Inc. (the “Company”) HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3)                                                                 of                                                                                                                                                                                                                    or

failing him                                                                                                   of                                                                                           to act as my/our proxy to attend, act and vote on my/our behalf at the Annual General Meeting (the “Meeting”) of the Company to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m. and at any adjournment thereof, as the case may be, for the purpose of considering and, if thought fit, passing the following resolutions set out in the notice convening the Meeting.

Please indicate with a “✓” in the spaces provided how you wish your votes to be cast on a poll. Should this form be returned duly signed but without a specific direction, the proxy will vote or abstain at his/her discretion.

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)

1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended December 31, 2005.

2.	(a) To re-elect Mr. Frank John Sixt as a director.

(b) To re-elect Ms. Tong Mei Kuen, Tommei as a director.

(c) To re-elect Mr. Wang Lei Lei as a director.

(d) To re-elect Mr. Jay Kenneth Chang as a director.

(e) To re-elect Mr. Peter Andrew Schloss as a director.

(f) To re-elect Ms. Feng Jue, Elaine as a director.

(g) To re-elect Mr. Fan Tai as a director.

(h) To re-elect Mr. Wu Yun as a director.

(i) To re-elect Mr. Kwong Che Keung, Gordon as a director.

(j) To re-elect Mr. Ma Wei Hua as a director.

(k) To re-elect Dr. Lo Ka Shui as a director.

(l) To re-elect Ms. Mak Soek Fun, Angela as a director.

3.	To re-appoint PricewaterhouseCoopers as auditors and authorise the board of directors to fix their remuneration.

4.	To grant a general mandate to the directors to allot, issue and deal with additional shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.

5.	To grant a general mandate to the directors to repurchase shares not exceeding 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of this resolution.

6.	To extend the general mandate granted to the directors to allot, issue and deal with additional shares by the amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company.

7.	To approve the refreshment of 10 per cent. limit on the grant of options under the share option scheme of the Company.

Dated	Signature(s) (Note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out THE CHAIRMAN OF THE MEETING and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE ABOVE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).

7.	In the case of joint holders of a share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and delivery of this form of proxy will not preclude you from attending and voting at the Meeting in person if you so wish, but the authority of your proxy will become invalid forthwith.

*	for identification purpose

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2005;

2.	to re-elect Directors (the biographical details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to the circular dated March 31, 2006 of the Company);

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

1

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)

subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognized by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from

2

time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

7.	as special business, to consider and, if though fit, to pass the following resolution as an ordinary resolution:

“THAT conditional on (a) the approval by the shareholders of TOM Group Limited and (b) the GEM Listing Committee of the Stock Exchange granting the listing of and permission to deal in the shares in the Company to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company adopted on February 12, 2004 (“Share Option Scheme”) and any other schemes of the Company, the total number of shares of the Company to be allotted and issued pursuant to the grant or exercise of any options under the Share Option Scheme and any other schemes of the Company (excluding those previously granted, outstanding, cancelled, lapsed in accordance with the Share Option Scheme as at the date of passing of this resolution) be and is hereby subject to a maximum limit equal to 10 per cent. of the shares of the Company in issue at the date of passing of this resolution (“10 per cent. Option Limit”) and that the Directors be and are hereby unconditionally authorized, at their absolute discretion, to grant options to subscribe for shares of the Company up to the 10 per cent. Option Limit and to exercise all the powers of the Company to allot, issue and deal with the shares of the Company pursuant to the exercise of subscription rights under such options.”

3

By Order of the Board TOM ONLINE INC. Pessy Yu Company Secretary

Hong Kong, March 31, 2006

Principal place of business in Hong Kong:

48th Floor, The Center

99 Queen’s Road Central

Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss		Dr. Lo Ka Shui
Ms. Elaine Feng	Alternate Director:
Mr. Fan Tai	Mrs. Susan Chow
Mr. Wu Yun	(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

4

Exhibit 1.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TOM Online Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Stock Code: 8282)

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES,

RE-ELECTION OF DIRECTORS

AND

REFRESHMENT OF 10 PER CENT. LIMIT ON THE GRANT OF OPTIONS

UNDER THE SHARE OPTION SCHEME

A notice convening the Annual General Meeting of TOM Online Inc. to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m. is set out on pages 19 to 22 of this circular. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of TOM Online Inc. in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

This circular, for which the directors of TOM Online Inc. collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to TOM Online Inc. The directors of TOM Online Inc., having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:- (i) the information contained in this circular is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this circular misleading; and (iii) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This circular will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online Inc. at www.tom.com.

March 31, 2006

*	for identification purpose

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“10 per cent. Option Limit”	means the maximum number of Shares which may be issued upon the exercise of all options available to be granted by the Directors under the Share Option Scheme and any other schemes of the Company

“Annual General Meeting”	means the annual general meeting of the Company for the financial year ended December 31, 2005 to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m., the notice of which is set out on pages 19 to 22 of this circular

“Associates”	has the meanings ascribed to it under the GEM Listing Rules

“Beijing Lei Ting”	means Beijing Lei Ting Wan Jun Network Technology Limited

“Beijing Super Channel”	means Beijing Super Channel Network Limited

“Board”	means the board of directors of the Company

“Code”	means the Hong Kong Code on Takeovers and Mergers

“Company”	means TOM Online Inc., a company incorporated in the Cayman Islands and whose shares are listed on GEM

“Director(s)”	means the director(s) of the Company

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“GreaTom”	means Beijing GreaTom United Technology Company Limited

“Group”	means the Company and its subsidiaries

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“HK$”	means Hong Kong Dollars

“Latest Practicable Date”	means March 28, 2006, being the latest practicable date prior to the printing of this circular

“LTWji”	means Beijing Lei Ting Wu Ji Network Technology Company Limited

DEFINITIONS

“Notice”	means the notice convening the Annual General Meeting which is set out on pages 19 to 22 of this circular

“PRC”	means the People’s Republic of China

“Repurchase Mandate”	means a general mandate proposed to be granted to the Directors to exercise the power of the Company to repurchase Shares up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing Resolution No. 5

“Resolution No. 4”	means the ordinary resolution no. 4 as set out in the Notice

“Resolution No. 5”	means the ordinary resolution no. 5 as set out in the Notice

“Resolution No. 6”	means the ordinary resolution no. 6 as set out in the Notice

“Resolution No. 7”	means the ordinary resolution no. 7 as set out in the Notice

“SFO”	means the Securities and Futures Ordinance, Chapter 571 of the laws of Hong Kong

“Shanghai Super Channel”	means Shanghai Super Channel Network Limited

“Share(s)”	means the share(s) of par value of HK$0.01 each in the capital of the Company

“Share Option Scheme”	means the share option scheme adopted by the Company on February 12, 2004

“Shenzhen Freenet”	means Shenzhen Freenet Information Technology Company Limited

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Group”	means TOM Group Limited

LETTER FROM THE BOARD

(Stock Code: 8282)

Directors:	Registered office:
Frank John Sixt* (Chairman)	P.O. Box 309GT
Chow Woo Mo Fong, Susan* (Alternate Director to Frank Sixt)	Ugland House
Tong Mei Kuen, Tommei * (Vice Chairman)	South Church Street
Wang Lei Lei (Chief Executive Officer)	George Town
Jay Kenneth Chang	Grand Cayman
Peter Andrew Schloss	Cayman Islands
Feng Jue, Elaine	British West Indies
Fan Tai
Wu Yun	Head office and principal place of business in the PRC:
Kwong Che Keung, Gordon#
Ma Wei Hua#	8th Floor, Tower W3
Lo Ka Shui#	Oriental Plaza
No. 1 Dong Chang An Avenue
Dong Cheng District
Beijing 100738
PRC

*	Non-executive Directors
#	Independent non-executive Directors

March 31, 2006

To the shareholders of the Company

Dear Sir or Madam,

PROPOSED GENERAL MANDATES

TO ISSUE NEW SHARES AND REPURCHASE SHARES,

RE-ELECTION OF DIRECTORS

AND

REFRESHMENT OF 10 PER CENT. LIMIT ON THE GRANT OF OPTIONS

UNDER THE SHARE OPTION SCHEME

INTRODUCTION

The purpose of this circular is to provide you with information regarding (i) the ordinary resolutions granting the Directors general mandates to issue new Shares and to repurchase Shares to be proposed at the Annual General Meeting; (ii) the details of the retiring Directors to be re-elected at the Annual General Meeting; and (iii) the ordinary resolution approving the refreshment of the 10 per cent. Option Limit.

*	for identification purpose

LETTER FROM THE BOARD

GENERAL MANDATES

On April 26, 2005, ordinary resolutions were passed by the then shareholders of the Company giving general unconditional mandates to the Directors to:

(1)	allot, issue and deal with Shares with an aggregate nominal value not exceeding 20% of the aggregate nominal value of the issued share capital of the Company at the date of passing of this resolution on April 26, 2005;

(2)	repurchase on GEM or on any other stock exchange on which the Shares may be listed and which is recognized by the Securities Futures Commission and the Stock Exchange for this purpose such number of Shares with an aggregate nominal value as will not exceeding 10% of the aggregate nominal value of the issued share capital of the Company at the date of passing of this resolution on April 26, 2005; and

(3)	add to the general mandate for issuing Shares as mentioned in paragraph (1) above an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company under the general mandate granted to the Directors to repurchase Shares as mentioned in paragraph (2) above.

The above general mandates will lapse at the conclusion of the Annual General Meeting. It is therefore proposed to seek your approval of the ordinary resolutions to be proposed at the Annual General Meeting to give fresh general mandates to the Directors.

At the Annual General Meeting, separate ordinary resolutions will be proposed to give to the Directors a fresh general mandate (i) to allot, issue and otherwise deal with additional Shares with an aggregate nominal amount not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 4 as set out in the Notice; (ii) to repurchase Shares with an aggregate nominal amount up to a maximum of 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing of the Resolution No. 5 as set out in the Notice during the period from the date of the passing of the Resolution No. 5 up to: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (c) the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the Repurchasing Mandate, whichever occurs first; and (iii) to add to such general mandate so granted to the Directors to allot, issue and deal with additional Shares by an amount representing the aggregate nominal amount of the share capital of the Company (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) repurchased under the Repurchase Mandate. The relevant resolution is set out as the Resolution No. 6 in the Notice.

EXPLANATORY STATEMENT

An explanatory statement containing all relevant information relating to the Repurchase Mandate is set out in the Appendix I to this circular. The information in the explanatory statement is to provide

LETTER FROM THE BOARD

you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the resolution to grant to the Directors the Repurchase Mandate at the Annual General Meeting.

RE-ELECTION OF RETIRING DIRECTORS

In accordance with Article 116 of the articles of the association of the Company, all the existing Directors (other than the alternate Director) will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

As announced by the Company on March 16, 2006, Ms. Mak Soek Fun, Angela has been appointed as a non-executive Director with effect from April 3, 2006. In accordance with Article 99 of the articles of association of the Company, Ms. Mak Soek Fun, Angela shall hold office only until the Annual General Meeting and shall then be eligible for re-election.

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out in the Appendix II.

REFRESHMENT OF THE 10 PER CENT. OPTION LIMIT

Pursuant to the GEM Listing Rules, the total number of Shares which may be issued upon the exercise of all options available to be granted by the Directors under the Share Option Scheme and any other schemes of the Company may not exceed 10% of the Shares in issue as at the date of approval or adoption of that limit by the shareholders of the Company. The 10 per cent. Option Limit may be refreshed by the shareholders of the Company in general meeting from time to time.

By the written resolution of the then sole shareholder of the Company dated February 16, 2004 and the ordinary resolution of the then shareholders of TOM Group passed on March 1, 2004, the 10 per cent. Option Limit has been refreshed such that the Directors are able to grant options under the Share Option Scheme for subscription of up to 280,000,000 Shares, being 10% of the Shares in issue on March 1, 2004.

As at the Latest Practicable Date, options to subscribe for up to 18,000,000 Shares, representing 0.42% of the issued share capital of the Company as at the Latest Practicable Date, have been granted and remained outstanding under the Share Option Scheme. Since the latest refreshment of the 10 per cent. Option Limit, no options have been exercised, lapsed or cancelled under the Share Option Scheme.

Given the growth in the size of the Group, the increase in the number of employees and the fact that the issued share capital of the Company has been increased substantially upon the exercise of options granted under the pre-IPO share option plan of the Company, the Board wishes to retain the flexibility to be able to make new grants of options under the Share Option Scheme to employees going forward. Accordingly, the Board wishes to take this opportunity to seek the approval of the shareholders of the Company at the Annual General Meeting to refresh the 10 per cent. Option Limit.

LETTER FROM THE BOARD

If the 10 per cent. Option Limit is refreshed, based on 4,245,553,716 Shares in issue as at the Latest Practicable Date and assuming that no further Shares are issued prior to the date of the Annual General Meeting, the Directors will be able to grant options under the Share Option Scheme for subscription for up to 424,555,371 Shares (which do not include those options that are outstanding, cancelled or lapsed as at the Annual General Meeting), being 10% of the Share then in issue as at the Annual General Meeting. The Directors consider that the refreshment of the 10 per cent. Option Limit is in the interests of the Company and the shareholders of the Company as a whole as it enables the Company to grant options to participants in its Share Option Scheme to reward and motivate them to strive for the future developments and expansion of the Group.

The Board expects that the grant of options in full under the refreshed 10 per cent. Option Limit will not cause the Shares to be issued upon exercise of all outstanding options granted and available to be granted under the Share Option Scheme or any other schemes of the Company to be in excess of 30% of the Shares in issue from time to time.

The refreshment of the 10 per cent. Option Limit is conditional upon approval by the shareholders of TOM Group and the GEM Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in the Shares (up to the refreshed 10 per cent. Option Limit) which may be issued pursuant to the exercise of the options under the Share Option Scheme.

Application will be made to the Stock Exchange for granting the approval of the listing of, and permission to deal in the Shares (up to the refreshed 10 per cent. Option Limit), which may be issued pursuant to the exercise of the options available to be granted under the Share Option Scheme and any other schemes of the Company.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting to be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m. is set out on pages 19 to 22 of this circular.

A form of proxy for use at the Annual General Meeting is enclosed. Whether or not you are able to attend the Annual General Meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for holding of the Annual General Meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjourned meeting (as the case may be) should you so wish.

LETTER FROM THE BOARD

PROCEDURE FOR DEMANDING A POLL AT THE ANNUAL GENERAL MEETING

Pursuant to the articles of association of the Company, a resolution put to the vote at any general meeting shall be decided on a show of hands unless a poll is required under the GEM Listing Rules or (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded. A poll may be demanded by:

(a)	the chairman presiding at the meeting; or

(b)	at least five members present in person or by proxy and entitled to vote at the meeting; or

(c)	one or more members present in person or by proxy who are entitled to vote and who represent in aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d)	any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

RECOMMENDATION

The Directors are of the opinion that the proposals referred to in this circular are in the best interests of the Company and its shareholders and therefore recommend you to vote in favour of the Resolutions Nos. 4 to 7 to be proposed at the Annual General Meeting.

Yours faithfully, By Order of the Board TOM ONLINE INC. Wang Lei Lei Chief Executive Officer and Executive Director

APPENDIX I	EXPLANATORY STATEMENT

This is an explanatory statement given to all shareholders of the Company relating to the Resolution No. 5 to be proposed at the Annual General Meeting authorizing the Repurchase Mandate.

This explanatory statement contains all the information required pursuant to Rule 13.08 of the GEM Listing Rules which is set out as follows:

1.	EXERCISE OF THE REPURCHASE MANDATE

As at the Latest Practicable Date, the issued share capital of the Company comprised of 4,245,553,716 Shares.

Subject to the passing of the Resolution No. 5 and on the basis that no further Shares are issued or repurchased by the Company prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 424,555,371 Shares during the period from the date of the passing of the Resolution No. 5 as set out in the Notice up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Cayman Islands to be held; or (iii) the revocation, variation or renewal of the Repurchase Mandate by ordinary resolution of the shareholders of the Company in general meeting, whichever occurs first.

2.	REASONS FOR REPURCHASES

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders.

3.	FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the applicable laws and regulations of the Cayman Islands. The Company may not purchase securities on the GEM for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time.

4.	GENERAL

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited financial statements contained in the annual report of the Company for the year ended December, 31 2005) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or on its gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT

5.	SHARE PRICES

The highest and lowest prices at which the Shares were traded on the GEM during each of the previous twelve months before the Latest Practicable Date were as follows:

	Shares
	Highest	Lowest
	HK$	HK$
March 2005	1.25	1.17
April 2005	1.24	1.15
May 2005	1.22	1.10
June 2005	1.27	1.12
July 2005	1.34	1.23
August 2005	1.48	1.31
September 2005	1.87	1.40
October 2005	1.90	1.60
November 2005	2.15	1.70
December 2005	2.075	1.82
January 2006	2.45	1.91
February 2006	2.275	1.93
From March 1, 2006 to the Latest Practicable Date	2.20	1.92

6.	UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the GEM Listing Rules, the memorandum and articles of association of the Company and the applicable laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the shareholders of the Company.

No connected person (as defined in the GEM Listing Rules) has notified the Company that it has any present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders of the Company.

7.	THE CODE

If as a result of a repurchase of Shares, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Code. As a result, a shareholder, or a group of shareholders acting in concert (within the meaning under the Code), depending on the level of increase in the shareholder’s interests, could obtain or consolidate control of the Company and become(s) obliged to make a mandatory offer in accordance with Rule 26 of the Code.

APPENDIX I	EXPLANATORY STATEMENT

As at the Latest Practicable Date, TOM Group, which is a substantial shareholder of the Company, holds 2,800,000,000 Shares (representing approximately 65.95% of the issued share capital of the Company). In the event that the Directors exercise in full the power to repurchase Shares in accordance with the terms of the Resolution No. 5 to be proposed at the Annual General Meeting, then (if the present shareholdings otherwise remained the same) the interest of TOM Group in the Company would be increased to approximately 73.28% of the issued share capital of the Company and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code.

8.	SHARE PURCHASE MADE BY THE COMPANY

No purchases of Shares have been made by the Company in the previous six months, whether on the Stock Exchange or otherwise.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

The details of the retiring Directors who are proposed to be re-elected at the Annual General Meeting are set out as follows:

Frank John Sixt

Aged 54, has been a non-executive Director and the chairman of the Company since September 15, 2003. He is also the group finance director of Hutchison Whampoa Limited, an executive director of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited, a non-executive director of Hutchison Telecommunications International Limited and a director of Hutchison Telecommunications (Australia) Limited, Husky Energy Inc., Partner Communications Company Ltd. and Hutchison Global Communications Holdings Limited (privitised on 15 July 2005). Mr. Sixt holds a Master’s degree in Arts and a Bachelor’s degree in Civil Law, and is a member of the Bar and the Law Society of the Provinces of Quebec and Ontario, Canada.

In addition, he is the chairman of TOM Group, a non-executive director of Cheung Kong (Holdings) Limited and a director of Li Ka-Shing Unity Trustcorp Limited, Li Ka-Shing Unity Trustee Company Limited and Li Ka-Shing Unity Trustee Corporation Limited, which are substantial shareholders of the Company within the meaning of Part XV of the SFO.

Mr. Sixt has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Tong Mei Kuen, Tommei

Aged 41, has been a non-executive Director of the Company since April 1, 2003 and the vice chairman of the Company since January 27, 2006. She served as the chief financial officer and chief operating officer of Ping An Insurance (Group) of China, Ltd. and prior to that, she was a partner of Arthur Andersen & Co. Ms. Tong graduated from the University of Hong Kong in 1986 with a Bachelor of Social Sciences Degree. She is also a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

In addition, she is an executive director and the chief executive officer of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Ms. Tong is a director of Tennis Management Limited (“TML”, a company incorporated in the British Virgin Islands) which is engaged in hosting and organizing sports events in Asia. Notwithstanding that TML was solvent, a petition for the winding up of TML was initiated by the then minority shareholder of TML on April 8, 2005 in the High Court of Justice in the British Virgin Islands and interim receivers (with limited powers) were appointed. On July 8, 2005, the then shareholders of TML have entered into a deed of settlement, pursuant to which, inter alia, the aforesaid petition for winding up has been discontinued on July 8, 2005 and the receivers were removed. TML is now owned as to 100% by the Group.

Ms. Tong has interests in 15,000,000 share options of TOM Group within the meaning of Part XV of the SFO.

Ms. Tong has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. She is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Wang Lei Lei

Aged 32, has been an executive Director and the chief executive officer of the Company in charge of the overall management since September 15, 2003. Mr. Wang was appointed as a director Beijing Super Channel in December 2002, a general manager of Beijing Super Channel in November 2000, a director of Shanghai Super Channel in March 2003, a director of Shenzhen Freenet in April 2001, an executive director of Beijing Lei Ting in November 2000, and the chairman of the board of directors and president of Beijing Lei Ting in August 2002. Mr. Wang joined TOM Group in August 1999 and was made Head of TOM’s online operations in October 2001. Mr. Wang graduated in 1996 from the Electronic Engineering Department of Tsinghua University with a B.S. in Electronic Technology and Information.

In addition, he is also a non-executive director of TOM Group, which is a substantial shareholder of the Company within the meaning of Part XV of the SFO.

Mr. Wang has interests in 139,264,000 share options of the Company, and personal interests in 300,000 shares and 15,930,000 share options of TOM Group within the meaning of Part XV of the SFO. In addition, he also has short positions in 20% of the equity interests in Beijing Lei Ting, the associated corporation of the Company within the meaning of Part XV of the SFO.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Wang has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is fixed at three years and thereafter will be continuous unless terminated by not less than three months’ notice served by either party on the other. Mr. Wang is entitled to the basic annual salary of HK$1,054,000 and certain benefits. In addition, he is entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Jay Kenneth Chang

Aged 34, has been an executive Director of the Company since September 28, 2005 and the chief financial officer of the Company since September 1, 2005. Mr. Chang worked in CSFB’s research department in Hong Kong for more than five years. While at CSFB, Mr. Chang was a director of the firm’s Asian equity research department covering the China Internet, telecommunications and technology sectors. Prior to joining CSFB, Mr. Chang was with AIG Direct Investments (Asia), an Asian focused private equity firm based in Hong Kong, between 1997 and 1999. From 1995 to 1997, he was a consultant at Accenture responsible for technology strategy and implementation. Mr. Chang holds a degree in electrical engineering at the University of Washington – Seattle, WA.

Mr. Chang has interests in 18,000,000 share options of the Company within the meaning of Part XV of the SFO.

Mr. Chang has entered into a service contract with the Company commencing from April 13, 2005. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$1,502,040 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus of Mr. Chang shall be determined at the discretion of the Board. He is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Peter Andrew Schloss

Aged 45, has been an executive Director of the Company since December 17, 2003 and the chief legal officer of the Company since September 1, 2005. Mr. Schloss was general counsel at IBM China/Hong Kong Corporation from 1989 to 1991. From 1991 to 1996, he was general counsel of Satellite Television Asian Region Limited, or STAR TV, and was a director of that company from 1993 to 1996, as well as director of Asia Satellite Telecommunications Company Limited from November 1991 to June 1993. He was also managing director of ING Barings and head of its Asia Media, Internet and Technology Group from 1999 to 2001 and managing director of Mediavest Limited before joining the Company in December 2003. Mr. Schloss holds a B.A. in Political Science and a J.D. from Tulane University.

Mr. Schloss has interests in 10,000,000 share options of the Company within the meaning of Part XV of the SFO.

Mr. Schloss has entered into a service contract with the Company commencing from December 15, 2003. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$1,440,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Schloss shall be determined at the discretion of the Board. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Feng Jue, Elaine

Aged 33, has been an executive Director and executive vice president of the department of sales and marketing of the Company since September 15, 2003. Since December 2002, Ms. Feng has served as vice president of the department of sales and marketing of Beijing Super Channel. Ms. Feng was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. Prior to joining the Company, Ms. Feng served as vice president of the department of corporate business development at Sohu.com and as project manager at Richina Media Group Limited.

Ms. Feng has interests in 8,080,000 share options of the Company within the meaning of Part XV of the SFO.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Ms. Feng has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. She is entitled to the basic annual salary of HK$282,000 and certain benefits. In addition, she is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into her service contract. The amount of the bonus for Ms. Feng is one month’s salary. She is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Fan Tai

Aged 34, has been an executive Director and vice president of finance of the Company since October 14, 2003. Since August 2002, Mr. Fan has served as vice president of the department of finance at Beijing Super Channel. Prior to joining the Company, Mr. Fan served as financial controller at Xin De Telecom and as an auditor at KPMG. Mr. Fan graduated in 2003 from the State University of New Jersey, Rutgers with an MBA and in 1994 from Beijing College of Economics with a B.A. in Accounting.

Mr. Fan has interests in 7,934,000 share options of the Company within the meaning of Part XV of the SFO and also has short position in 20% of the equity interest of LTWJi, an associated corporation of the Company within the meaning of Part XV of the SFO.

Mr. Fan has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$508,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Fan is one month’s salary. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Wu Yun

Aged 33, has been an executive Director and vice president of the department of operations of the Company since September 15, 2003. Mr. Wu joined the Company in October 2000 as manager of the department of business development of Beijing Super Channel. In August 2001, he was appointed deputy general manager of Beijing Super Channel and vice president of corporate development of Beijing Super Channel. Mr. Wu was appointed as a director of GreaTom in October 2003 and deputy general manager of Shanghai Super Channel and Shenzhen Freenet in November 2003. From 1998 to 2000, Mr. Wu served as manager of the department of information technology at Beijing Top Result Public Transportation Advertising Co., Ltd. From 1995 to 1998, Mr. Wu was assistant manager of the department of information technology of LG Electronics (China) Co., Ltd. Mr. Wu graduated from Peking University in 2001 with an MBA and in 1995 with a B.S. in Computer Software.

Mr. Wu has personal interests in 40,000 shares and 7,000,000 share options of the Company and 200,000 share options of TOM Group respectively within the meaning of Part XV of the SFO.

Mr. Wu has entered into a service contract with the Company commencing from January 1, 2004. The term of the contract is continuous unless terminated by not less than three months’ notice in writing served by either party on the other. He is entitled to the basic annual salary of HK$485,000 and certain benefits. In addition, he is also entitled to an annual bonus payable for each twelve month period completed commencing on January 1 of the calendar year immediately following the date enters into his service contract. The amount of the bonus for Mr. Wu is one month’s salary. He is also entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Kwong Che Keung, Gordon

Aged 56, has been an independent non-executive Director of the Company since October 14, 2003. Mr. Kwong has also been serving as a member of the remunerations committee and the nominations committee of the Company and the chairman of the audit committee of the Company since February 12, 2004. He is also an independent non-executive director of a number of companies listed on the Stock Exchange, namely COSCO International Holdings Limited, Tianjin Development Holdings Limited, Beijing Capital International Airport Company Limited, Frasers Property (China) Limited, NWS Holdings Limited, China Oilfield Services Limited, Concepta Investments Limited, China Chengtong Development Group Limited, Global Digital Creations Holdings Limited, Ping An Insurance (Group) Company of China, Limited, Quam Limited, China Power International Development Limited, New World Mobile Holdings Limited, Henderson Land Development Company Limited, Henderson Investment Limited and Agile Property Holdings Limited. From 1984 to 1998, Mr. Kwong was a partner of Pricewaterhouse and was a council member of the Stock Exchange from 1992-1997. He has a Bachelor of Social Science degree

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

from the University of Hong Kong and is a fellow member of the Institute of Chartered Accountants in England and Wales. Mr. Kwong previously served as a non-executive director of COSCO Pacific Limited until his resignation in January 2006 and was an independent non-executive director of Henderson China Holdings Limited which was privatized in July 2005.

Mr. Kwong has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Ma Wei Hua

Aged 57, has been an independent non-executive Director of the Company since October 14, 2003 and a member of the audit committee, remunerations committee and nominations committee of the Company since February 12, 2004. He is also the president and chief executive officer of China Merchants Bank. Mr. Ma obtained a Ph.D. in Economics from Southwestern Finance and Economics University in 1998.

Mr. Ma has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Lo Ka Shui

Aged 59, has been an independent non-executive Director of the Company and a member of the audit committee, remunerations committee and nominations committee since September 30, 2004. He is deputy chairman and managing director of Great Eagle Holdings Limited. He is also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited, Phoenix Satellite Television Holdings Limited, China Mobile (Hong Kong) Limited, Winsor Properties Holdings Limited, Melco International Development Limited and City e-Solutions Limited. He is also a director of Hong Kong Exchanges and Clearing Limited, a vice president of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong

APPENDIX II	DETAILS OF RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED

Kong Centre for Economic Research and a Board Member of the Airport Authority. He graduated with Bachelor of Science degree from McGill University and a M.D. from Cornell University. He was certified in cardiology from University of Michigan Hospital. He has more than 26 years’ experience in property and hotel development and investment both in Hong Kong and overseas.

Dr. Lo, being the founder of a discretionary trust, is deemed to be interested in 4,700,000 Shares within the meaning of Part XV of the SFO.

Dr. Lo has entered into a letter of service with the Company for a term of 12 months until December 31, 2005 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. He is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. He is entitled to receive a director’s fee of HK$200,000 per annum, which was determined having regard to his duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

Mak Soek Fun, Angela

Aged 41, has been appointed a non-executive Director of the Company with effect from April 3, 2006. She has also been the Company Secretary of the Company until March 15, 2006. Ms. Mak holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of New South Wales in Australia and has been admitted as a solicitor in New South Wales (Australia), England and Wales and Hong Kong.

She is also the head corporate general counsel and an executive director of TOM Group, a substantial shareholder of the Company within the meaning of Part XV of the SFO. Prior to joining TOM Group, she was a senior group legal counsel of Hutchison Whampoa Limited.

Ms. Mak has personal interests in 2,488 shares of the Company, personal interests in 44,000 shares and 9,026,000 share options of TOM Group within the meaning of Part XV of the SFO.

Ms. Mak has entered into a letter of service with the Company commencing from April 3, 2006 until December 31, 2006 and thereafter the appointment will be automatically renewed for successive 12-month periods unless terminated by either party in writing prior to the expiry of the term. She is subject to retirement and re-election at each annual general meeting of the Company in accordance with the provisions of the Company’s articles of association. She is entitled to receive a director’s fee of HK$50,000 per annum, which was determined having regard to her duties in the Company.

Save as disclosed above, there are no other matters that need to be brought to the attention of the shareholders of the Company and there is no other information which is discloseable pursuant to any of the requirements set out in Rule 17.50(2) of the GEM Listing Rules.

NOTICE OF ANNUAL GENERAL MEETING

(Stock Code: 8282)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of the shareholders of TOM Online Inc. (the “Company”) will be held at the Grand Ballroom I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Friday, May 12, 2006 at 2:00 p.m., for the following purposes:-

1.	to receive and consider the audited financial statements and the reports of the directors of the Company (“Directors”) and auditors for the year ended December 31, 2005;

2.	to re-elect Directors (the biographical details of the retiring Directors proposed to be re-elected at the Annual General Meeting are set out in Appendix II to the circular dated March 31, 2006 of the Company);

3.	to re-appoint auditors and authorize the Directors to fix their remuneration;

ORDINARY RESOLUTIONS

4.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) of this resolution, and pursuant to the Rules Governing the Listing of Securities on The Growth Enterprise Market (“GEM”) of The Stock Exchange of Hong Kong Limited (“Stock Exchange”), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) of this resolution shall authorize the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

*	for identification purpose

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) by the Directors pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) the grant or exercise of any option under the share option scheme of the Company or any other option scheme or similar arrangement for the time being adopted for the grant or issue of shares or rights to acquire shares of the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company in force from time to time; or (iv) any issue of shares in the Company upon the exercise of rights of subscription or conversion under the terms of any existing warrants of the Company or any existing securities of the Company which carry rights to subscribe for or are convertible into shares of the Company, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(d)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.

“Rights Issue” means an offer of shares in the Company, or offer or issue of warrants, options or other securities giving rights to subscribe for shares open for a period fixed by the Directors to holders of shares in the Company on the register on a fixed record date in proportion to their holdings of shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the existence or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction applicable to the Company, or any recognised regulatory body or any stock exchange applicable to the Company).”

NOTICE OF ANNUAL GENERAL MEETING

5.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its shares on the GEM or any other stock exchange on which the shares of the Company may be listed and recognized by The Securities and Futures Commission of Hong Kong (“Securities and Futures Commission”) and the Stock Exchange for such purpose, and otherwise in accordance with the rules and regulations of the Securities and Futures Commission, the Stock Exchange or of any other stock exchange as amended from time to time and all applicable laws in this regard, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company authorized to be repurchased by the Company pursuant to the approval in paragraph (a) of this resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution and the authority pursuant to paragraph (a) of this resolution shall be limited accordingly; and

(c)	for the purpose of this resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable law of the Cayman Islands to be held; and

(iii)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

6.	to consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT conditional upon resolutions no. 4 and 5 above being passed, the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to resolution no. 4 above be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 5 above, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of the said resolution.”

NOTICE OF ANNUAL GENERAL MEETING

7.	as special business, to consider and, if though fit, to pass the following resolution as an ordinary resolution:

“THAT conditional on (a) the approval by the shareholders of TOM Group Limited and (b) the GEM Listing Committee of the Stock Exchange granting the listing of and permission to deal in the shares in the Company to be issued pursuant to the exercise of any options to be granted under the share option scheme of the Company adopted on February 12, 2004 (“Share Option Scheme”) and any other schemes of the Company, the total number of shares of the Company to be allotted and issued pursuant to the grant or exercise of any options under the Share Option Scheme and any other schemes of the Company (excluding those previously granted, outstanding, cancelled, lapsed in accordance with the Share Option Scheme as at the date of passing of this resolution) be and is hereby subject to a maximum limit equal to 10 per cent. of the shares of the Company in issue at the date of passing of this resolution (“10 per cent. Option Limit”) and that the Directors be and are hereby unconditionally authorized, at their absolute discretion, to grant options to subscribe for shares of the Company up to the 10 per cent. Option Limit and to exercise all the powers of the Company to allot, issue and deal with the shares of the Company pursuant to the exercise of subscription rights under such options.”

By Order of the Board TOM ONLINE INC. Yu Pessy Patricia Dawn Company Secretary

Hong Kong, March 31, 2006

Principal place of business in Hong Kong:

48th Floor, The Center

99 Queen’s Road Central

Central, Hong Kong

Notes:

1.	A member of the Company entitled to attend and vote at the Annual General Meeting convened by the above notice is entitled to appoint one or more proxies to attend and, on a poll, vote instead of such member. A proxy need not be a member of the Company.

2.	In order to be valid, the form of proxy together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the principal place of business of the Company in Hong Kong at 48th Floor, The Center, 99 Queen’s Road Central, Central, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting (or any adjournment thereof).